UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-36182

Xencor, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**20-1622502**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
465 North Halstead Street, Suite 200, Pasadena, CA	**91107**
(Address of Principal Executive Offices)	(Zip Code)

(626) 305-5900
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	XNCR	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2024 was $1,160,480,518.

The number of outstanding shares of the registrant's common stock, par value $0.01 per share, as of February 14, 2025 was 70,461,934.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders, which will be filed subsequent to the date hereof, are incorporated by reference into Part III of this Form 10-K. Such proxy statement will be filed with the Securities and Exchange Commission not later than 120 days following the end of the registrant's fiscal year ended December 31, 2024.

Xencor, Inc.
FORM 10-K
For the Fiscal Year Ended December 31, 2024
Table of Contents

Xencor, XmAb and Proteins by Design are registered trademarks of Xencor, Inc. All other product and company names are trademarks of their respective companies. References in this Annual Report on Form 10-K to "we", "our", "us", "Xencor" or "the Company" refer to Xencor, Inc.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K (Annual Report) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). All statements contained in this Annual Report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. You should not place undue reliance on these statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth below under Part I, Item 1A, "Risk Factors" in this Annual Report. These statements, which represent our current expectations or beliefs concerning various future events, may contain words such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "estimate" or other words indicating future results. Such statements may include, but are not limited to, statements concerning the following:

- the effects of inflation on our financial condition, results of operations, cash flows and performance;

- our ability to execute on our plans to research, develop and commercialize our product candidates;

- the success of our ongoing and planned clinical trials;

- the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

- our ability to identify additional products or product candidates with significant commercial potential that are consistent with our business objectives;

- our ability to receive research funding and achieve anticipated milestones under our collaborations;

- our partners' ability to advance drug candidates into, and successfully complete, clinical trials;

- our ability to attract collaborators with development, regulatory, and commercialization expertise;

- our ability to protect our intellectual property position;

- the rate and degree of market acceptance and clinical utility of our products;

- costs of compliance and our failure to comply with new and existing governmental regulations;

- the capabilities and strategy of our suppliers and vendors including key manufacturers of our clinical drug supplies;

- significant competition in our industry;

- the potential loss or retirement of key members of management;

- our failure to successfully execute our growth strategy including any delays in our planned future growth;

- our failure to maintain effective internal controls, which led to the restatement of our financial statements, and the risk that we may experience additional material weaknesses; and

- our ability to accurately estimate expenses, future revenues, capital requirements and needs for additional financing.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report, and except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise after the date of this Annual Report. We qualify all of our forward-looking statements by these cautionary statements.

Item 1. Business.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing engineered antibody therapeutics to treat patients with cancer and autoimmune diseases, who have unmet medical needs. We use our protein engineering capabilities to design new technologies and XmAb® drug candidates with improved properties. We advance these candidates into clinical-stage development, where we are conducting Phase 1 and Phase 2 studies for a broad portfolio of programs, to determine which programs we advance into later stages of development and potentially commercialization, which programs we partner to access complementary resources to optimize development, and which programs we discontinue.

Our approach to protein design includes engineering Fc domains, the parts of antibodies that interact with multiple segments of the immune system and control antibody structure. The Fc domain is constant and interchangeable among antibodies, and our engineered XmAb Fc domains can be readily substituted for natural Fc domains.

We and our partners develop XmAb antibodies and other types of biotherapeutic drug candidates with improved properties and functionality, which can provide innovative approaches to potentially treating disease and clinical benefits over other treatment options. Applications of our protein engineering technologies include multi-specific antibodies that bind two or more different targets simultaneously, creating entirely new biological mechanism of anti-disease activity, or enhancement of antibody performance by increasing immune inhibitory activity, improving cytotoxicity, extending circulating half-life and stabilizing novel protein structures. Three marketed XmAb medicines have been developed with our protein engineering technologies.

Our protein engineering capabilities allow us to continually explore new functionality in the Fc region, which provides us with opportunities to:

- Engineer new drug candidates and advance them through clinical development;

- Create new technology platforms; and

- Provide collaboration and licensing opportunities with partners for application of our technologies, access to our technologies, access to our drug candidates, or combinations of each.

Our Strategy

Our goal is to become a leading biopharmaceutical company that develops and commercializes engineered biologic medicines to treat patients with severe and life-threatening diseases with unmet medical needs. Key elements of our strategy are to:

1. ***Advance the development of our XmAb antibody programs for oncology and autoimmune diseases.*** Our modular bispecific technology and protein engineering capabilities enable us to rapidly advance multiple drug candidates into clinical development. We and our partners are enrolling patients in multiple clinical studies to evaluate XmAb drug candidates.

2. ***Build and manage a pipeline of XmAb drug candidates.*** We advance multiple XmAb drug candidates into early stages of clinical development and evaluate data from studies in managing our pipeline of candidates. Based on the evaluation of emerging data and the competitive environment for such programs, we make additional investments in those candidates that demonstrate encouraging proof of concept, partner certain drug candidates to third-party biotechnology and pharmaceutical companies, and stop development of some candidates due to emerging data and resource allocation across our pipeline.

3. ***Leverage our protein engineering capabilities, XmAb Fc domains, and XmAb drug candidates with partnerships, collaborations, and licenses to generate revenue streams, create new drug candidates and combination treatments, and identify new indications for our pipeline of drug candidates.***

   Generate revenue streams. The plug-and-play nature of our Fc technologies and our ability to generate multiple drug candidates efficiently provides us opportunities to generate revenue from licensing and collaboration arrangements.

Create new XmAb drug candidates and investigate novel combination therapies. We seek to leverage our XmAb Fc domains and protein engineering capabilities with partners to create novel XmAb drug candidates, and to evaluate our XmAb drug candidates in combination with other therapeutic agents, when applicable.

Identify new indications for our pipeline of drug candidates.

4. ***Broaden the functionality of our XmAb Fc technology platforms.*** We are conducting further research into the function and application of antibody Fc domains in order to expand the scope of our XmAb Fc technology platforms. We use the modularity of our XmAb bispecific Fc domains to engineer XmAb drug candidates in a variety of structural formats.

5. ***Continue to expand our patent portfolio protecting our Fc technologies and XmAb drug candidates.*** We seek to expand our intellectual property estate and protect our proprietary Fc technologies, our development programs, and XmAb drug candidates by filing and prosecuting patents in the United States (U.S.) and other countries. Where appropriate, we will seek expansion and extension of patents issued for our product candidates and for partnered product candidates that incorporate our Fc technologies.

XmAb Bispecific Fc Domain and Multi-Specific Antibody Formats

Our modular approach to protein engineering is a distinguishing feature of our Fc technologies. This inherent flexibility enables us to design multiple XmAb drug candidates with distinct and novel mechanisms-of-action and to seek out new applications of the XmAb Bispecific Fc Domain. Our business, research, and clinical efforts are to develop and advance our Fc technologies and our portfolio of XmAb drug candidates in oncology and autoimmune diseases.

CD3 candidates: CD3 T-cell engaging bispecific antibodies are designed to redirect T cells to target cells through the engagement of an antigen on target cells and CD3, an activating receptor on T cells.

We have significantly expanded the potential of our CD3 T-cell engagers with the multi-specific XmAb 2+1 bispecific antibody format, utilizing two identical antigen binding domains and one CD3 targeting domain. The affinities for antigen binding are engineered to enable selective engagement and killing of high antigen-expressing target cells over low antigen-expressing normal cells.

In preclinical cancer models, XmAb 2+1 bispecific antibodies bound preferentially to tumor cells compared to normal cells and effectively recruited T cells to kill tumor cells selectively. We believe that these properties will be particularly important when developing bispecific antibodies against many solid tumor targets, where standard monovalent targeting of tumor antigens could lead to poor tolerability because such targets are often expressed on a range of normal tissues, including critical organs. Our XmAb819 and XmAb541 CD3 candidates, which are being developed for patients with solid tumors, have been designed using our CD3 2+1 format.

We have leveraged our XmAb protein engineering platforms to create XmAb657, a potent, potentially long-acting CD19 x CD3 bispecific antibody, utilizing the XmAb 2+1 bispecific antibody format and Xtend Fc technology. In non-human primate studies, a single dose of XmAb657 deeply reduced B cells by over 99.98% in the peripheral compartment, bone marrow and lymph nodes, which was sustained for at least 28 days. Half-life was estimated to be 15 days, which indicates a potential for durable B-cell depletion in clinical studies. XmAb657 was well tolerated preclinically, with no clinical signs of cytokine release syndrome. We plan to initiate a first-in-human study during the second half of 2025.

TL1A x IL-23: We believe a drug candidate to potentially emerge from our TL1A x IL-23 program could address significant unmet medical needs for patients with inflammatory bowel diseases (IBD), such as Crohn's disease and ulcerative colitis, the two most common forms of IBD. An engineered XmAb TL1A x IL-23p19 bispecific antibody could potentially provide dual targeting of important inflammatory pathways for autoimmune and inflammatory disease, while avoiding the complexities of dosing and formulary access for two separate TL1A and IL23 targeted drugs. We anticipate selecting a lead candidate in 2025 and initiating first-in-human studies during 2026.

CD28 candidates: T cells in the tumor microenvironment require both T-cell receptor (TCR) and co-stimulatory receptor engagement to achieve full activation. CD28 is a key immune co-stimulatory receptor on T cells; however, the ligands that activate T cells through CD28 are often not expressed on tumor cells. Targeted CD28 T-cell engaging bispecific antibodies may provide conditional co-stimulation of T cells, for example, to T cells recognizing neoantigens or in concert with CD3 T-cell engaging bispecific antibodies. Our XmAb808 CD28 candidate has been engineered to provide selective CD28 co-stimulation of T cells, activating them when bound to tumor cells.

We continue to invest in our protein engineering efforts to identify novel technologies and drug candidates.

Other XmAb Fc Domains

We have also created additional XmAb Fc domains, and we have successfully entered partnerships for these technologies and for XmAb drug candidates that incorporate them. We continue to seek additional partnering and licensing opportunities for these Fc domains. Additional XmAb Fc domains include:

1. ***Immune Inhibitor Fc Domain*** – selective immune inhibition and rapid target clearance, targeting the receptor FcγRIIb;

2. ***Cytotoxic Fc Domain*** – increased cytotoxicity, targeting the receptors FcγRIIIa on natural killer (NK) cells and FcγRIIa on other immune system cells; and

3. ***Xtend™ Fc Domain*** – extended antibody half-life, targeting the receptor FcRn on endothelial cells.

Drug Candidates in Clinical Development

Wholly Owned	Developed by Partners	Marketed by Partners
Oncology pipeline:	Xaluritamig	Ultomiris*
XmAb819	Obexelimab	Monjuvi*
XmAb541	Teropavimab and zinlirvimab	Sotrovimab
XmAb808	Tobevibart	
	ASP2138	
Autoimmune pipeline:	Novartis antibody	
XmAb942	Xpro1595/INB03	
	Zaltenibart (OMS906)	
	JNJ-9401	
	JNJ-1493	

* Alexion and Incyte are conducting additional Phase 3 studies in new indications.

We regularly evaluate our portfolio of candidates and make additional investments in candidates with promising early-stage clinical data, partner out other candidates, and stop development of candidates where early clinical data does not support further investment by us. During 2024:

• We reacquired exclusive worldwide rights to plamotamab and subsequently announced new Phase 1b/2a clinical development plans for plamotamab in rheumatoid arthritis (RA);

• We announced new XmAb drug candidates, XmAb942 and XmAb657, to be evaluated for the treatment of patients with autoimmune and inflammatory diseases;

• We initiated first-in-human studies for our XmAb541 and XmAb942 programs;

• We presented early data from the Phase 2 monotherapy study of vudalimab in patients with clinically defined high-risk metastatic castration-resistant prostate cancer (mCRPC); and

• We concluded the Phase 1 development programs evaluating our internally developed cytokine programs, XmAb564 and XmAb662, and paused further development.

Wholly Owned Clinical-Stage XmAb Drug Candidates

Our modular XmAb technologies and protein engineering capabilities enable us to rapidly advance multiple drug candidates into clinical development. We are currently enrolling Phase 1 studies for three wholly-owned candidates to treat patients with many different types of serious diseases: XmAb819, XmAb541 and XmAb942. Two additional drug candidates are planned to enter clinical development in 2025: plamotamab and XmAb657.

Oncology Programs

XmAb819 (ENPP3 x CD3): XmAb819 is a first-in-class, tumor-targeted, T-cell engaging XmAb 2+1 bispecific antibody in development for patients with clear cell renal cell carcinoma (ccRCC). XmAb819 engages the immune system and activates T cells for highly potent and targeted lysis of tumor cells expressing ENPP3, an antigen highly expressed on kidney cancers. ENPP3 is a differentially expressed target, with high level expression in renal cell carcinoma (RCC) and low level expression on normal tissues. With two tumor-antigen binding domains and one T-cell binding domain, our XmAb 2+1 format enables antibodies to bind more avidly and selectively kill tumor cells with higher antigen density, potentially sparing normal cells.

We are conducting a Phase 1 study to evaluate XmAb819 in patients with advanced ccRCC. In September 2024, we announced that initial evidence of anti-tumor activity had been observed in dose-escalation cohorts in the ongoing Phase 1 study, including RECIST responses, and the duration of treatment for several patients in earlier dose cohorts has extended beyond one year. Cytokine release syndrome remained manageable, and the tolerability profile from recent dose cohorts, including no maximum tolerated dose being reached, supported continued dose escalation toward target dose levels.

XmAb541 (CLDN6 x CD3): XmAb541 is a first-in-class, tumor-targeted, T-cell engaging XmAb 2+1 bispecific antibody in development for patients with Claudin-6 (CLDN6) expressing tumor types including ovarian cancer. XmAb541 targets CLDN6, a tumor-associated antigen in ovarian cancer and other solid tumors, and CD3. The XmAb 2+1 multivalent format used in XmAb541 enables greater selectivity for CLDN6 over similar Claudin family members, such as CLDN9, CLDN3 and CLDN4. We are conducting a Phase 1 study to evaluate XmAb541 in patients with ovarian cancer and other CLDN6 expressing tumor types. The first patient was dosed in April 2024. The Phase 1 dose-escalation study is ongoing, with characterization of target dose levels anticipated to begin during 2025.

XmAb808 (B7-H3 x CD28): XmAb808 is a tumor-selective, co-stimulatory CD28 bispecific antibody that binds to the broadly expressed tumor antigen B7-H3 and is constructed with the XmAb 2+1 multivalent format. Co-stimulation is required for T cells to achieve full activation, and targeted CD28 bispecific antibodies may provide conditional co-stimulation of T cells when the antibodies are bound to tumor cells.

We are conducting a Phase 1 study to evaluate XmAb808 in combination with pembrolizumab in patients with advanced solid tumors. In September 2024, we presented a clinical update on the ongoing Phase 1 study. The majority of patients enrolled into the study were men with mCRPC. In this group of patients, prostate specific antigen (PSA) declines were observed during the four-week monotherapy safety run-in period. In November 2024, we announced that within the range of expected active doses, two patients experienced dose-limiting toxicities as defined in the study protocol. The maximum tolerated dose was not defined per protocol. As the data were analyzed, back-fill enrollment proceeded in the next lower dose cohort, a dose within the range of target doses which was determined to be tolerable.

Dose escalation resumed late in the fourth quarter of 2024, and enrollment in the final dose-escalation cohort is complete. Data from the study are expected to inform future development decisions for the program. Potential combination with CD3 T-cell engaging bispecific antibodies is being evaluated.

Vudalimab (PD-1 x CTLA-4): Vudalimab is a bispecific antibody that targets PD-1 and CTLA-4, two immune checkpoint receptors, to selectively activate the tumor microenvironment. In the fourth quarter of 2024, we completed enrollment in two studies of vudalimab in patients with mCRPC and in Part 1 of a study in patients with locally advanced or metastatic non-small cell lung cancer. We have paused further development of vudalimab and have prioritized resources to advance other pipeline programs. Safety data from the three studies of vudalimab remain consistent with prior data disclosures.

Autoimmune Disease Programs

In September 2024, we announced new clinical development plans for plamotamab and announced new XmAb drug candidates to be evaluated for the treatment of patients with autoimmune and inflammatory diseases. We believe that plamotamab and XmAb657 could address significant unmet needs for patients with a wide-range of autoimmune diseases that could be responsive to targeted B-cell depletion, such as RA, multiple sclerosis, advanced systemic lupus erythematosus, anti-neutrophil cytoplasmic antibody (ANCA) associated vasculitis, idiopathic inflammatory myopathy, myasthenia gravis, neuromyelitis optica spectrum disorder, pemphigus vulgaris, Sjogren's syndrome, and systemic sclerosis. We believe that XmAb942 could address significant unmet medical needs for patients with IBD, such as Crohn's disease and ulcerative colitis, the two most common forms of IBD.

XmAb942 (Xtend TL1A): XmAb924 is a monospecific anti-TL1A antibody, utilizing Xencor's Xtend Fc domain and proprietary Fc silencing technology, with potentially class-leading potency, and is under development for people with IBD. The two most common forms of IBD are Crohn's disease and ulcerative colitis. In October 2024, preclinical data were presented during United European Gastroenterology (UEG) Week. Preclinical half-life was 23 days, potentially supporting an 8- to 12-week dosing regimen in humans. In the fourth quarter of 2024, we initiated dosing of healthy volunteers in the first-in-human study of XmAb942, and we expect initial single-ascending dose data from a Phase 1 study in healthy volunteers during the first half of 2025. We continue to expect data from the multiple-ascending dose portion of study and the initiation of a Phase 2 study in patients with ulcerative colitis in the second half of 2025.

Plamotamab (CD20 x CD3): Plamotamab is a B-cell depleting bispecific T-cell engager that targets CD20, a target receptor on B cells, and CD3. Results from the expansion portion of a Phase 1 study indicate that intravenous plamotamab monotherapy was well tolerated and demonstrated encouraging clinical activity in heavily pretreated patients with an advanced form of lymphoma at the recommended Phase 2 intravenous dose. In 2023, we completed patient enrollment in subcutaneous dose escalation cohorts of the Phase 1 study. We had been co-developing plamotamab with Johnson & Johnson (J&J), and in June 2024, we regained exclusive worldwide rights to develop and commercialize the candidate.

We plan to initiate a Phase 1b/2a proof-of-concept study for plamotamab in RA in the first half of 2025. The Phase 1b portion of the study will select a priming and step-up dose regimen based on the regimen established in oncology, and will assess the initial safety, efficacy, and biomarkers of plamotamab in patients with RA. The selected dose regimen will then be evaluated in the randomized Phase 2a portion, with efficacy determined at week 12. Results from the Phase 1 study in hematologic cancers showed favorable tolerability and comparable preliminary efficacy data, when cross compared to results from studies of a competitor molecule within the class, with similar patient baseline characteristics. Data demonstrating deep peripheral B-cell depletion observed in patients with lymphoma were presented at a medical meeting in December 2024. Based on these clinical outcomes, significant B-cell depletion, and the emergent biology supportive of B-cell targeted T cell engagers for the treatment of patients with autoimmune diseases, we plan to evaluate plamotamab in RA, in which patients progressed through prior standard of care treatment.

Additional Clinical-Stage XmAb Drug Candidate

XmAb7195 (anti-IgE): XmAb7195 uses our XmAb Immune Inhibitor Fc Domain and is designed to reduce blood levels of IgE, which mediates allergic responses and allergic disease. In February 2020, we licensed this drug candidate to Aimmune Therapeutics, Inc., now a wholly owned subsidiary of Nestlé S.A. We reacquired exclusive worldwide rights to XmAb7195 in 2024 and are evaluating development opportunities.

Collaborations, Partnerships and Licensing Arrangements

A key part of our business strategy is to leverage our protein engineering capabilities, XmAb technologies, and XmAb drug candidates with partnerships, collaborations, and licenses. Through these arrangements we generate revenues in the form of upfront payments, milestone payments, and royalties. For partnerships for our drug candidates, we aim to retain a major economic interest in these candidates through transactions that allow us to retain major geographic commercial rights, provide for profit-sharing on future sales of approved products, include co-development options, and also the right to conduct independent clinical studies with drug candidates developed in the collaboration.

Types of Arrangements

Product licenses are arrangements in which we license to third parties partial or full rights to develop and commercialize our internally developed drug candidates. We seek partners that can provide infrastructure and resources to successfully develop our drug candidates, have a track record of successfully developing and commercializing medicines, or have a portfolio of development-stage candidates and commercialized medicines which could potentially be developed in rational combinations with our drug candidates. Examples include Genentech, Incyte Corporation, Zenas BioPharma, Inc., and INmune Bio, Inc.

Novel bispecific antibody collaborations are arrangements in which our partner seeks to create an XmAb bispecific antibody using one or more of our bispecific technologies. Our partners provide an antibody or an antigen against tumors, and we conduct limited research and development activities to create potential bispecific antibody candidates for further development and commercialization by our partners. Examples include J&J, Astellas Pharma Inc. (Astellas), and Amgen Inc. (Amgen).

Technology licensing agreements are arrangements in which we license access to one or more of our XmAb Fc technologies on a restricted basis, typically to our XmAb Cytotoxic Fc Domain and/or our Xtend Fc Domain. Our partners are responsible for all research, development and commercialization activities of the drug candidates. The plug-and-play nature of XmAb Fc domains allows us to license access to our platforms with no internal research and development activities required of us. Examples include Alexion Pharmaceuticals, Inc., Vir Biotechnology, Inc. (Vir), Gilead Sciences, Inc., Omeros Corporation, and Novartis Institutes for BioMedical Research, Inc.

Strategic collaborations are arrangements where we believe we can create synergies between our partners' capabilities and assets and our own protein engineering capabilities, Fc technologies and XmAb drug candidates. Through these arrangements we seek to create new drug candidates, investigate novel combination therapies and potentially identify additional indications for our portfolio of XmAb drug candidates. An example is Caris Life Sciences.

Clinical-Stage Drug Candidates Advanced by Partners

Xaluritamig is a STEAP1 x CD3 2+1 bispecific T-cell engager that our partner Amgen is advancing for the treatment of patients with prostate cancer. The XmAb 2+1 multivalent format enables higher binding capability for STEAP1 expressing cells. Results from a Phase 1 study evaluating xaluritamig in patients with mCRPC were presented at the European Society for Medical Oncology (ESMO) Congress in September 2024. With a median follow-up time of 27.9 months, the median overall survival (OS) was 17.7 months across all cohorts. A PSA90 rate of 45.1% was also observed in high-dose cohorts, and PSA90 response was associated with survival ($p = 0.0044$), which Amgen believes could potentially serve as an early indicator for benefit in these patients. Amgen initiated a Phase 3 study of xaluritamig in patients with mCRPC who have previously been treated with taxane-based chemotherapy. Multiple Phase 1 or Phase 1b studies evaluating xaluritamig as a monotherapy or in combination are enrolling patients with earlier prostate cancer.

Obexelimab targets CD19 with its variable domain and uses our XmAb Immune Inhibitor Fc Domain, which is designed to inhibit the function of B cells, an important component of the immune system. In November 2021, we licensed this drug candidate to Zenas BioPharma, Inc., which is conducting a Phase 3 study in patients with immunoglobulin G4-related disease (IgG4-RD), a Phase 2 study in patients with relapsing multiple sclerosis and a Phase 2 study in patients with systemic lupus erythematosus.

Teropavimab and zinlirvimab are broadly neutralizing antibodies that incorporate our XmAb Fc technologies. Gilead Sciences, Inc. is advancing teropavimab and zinlirvimab in combination with lenacapavir as a long-acting treatment for virologically suppressed people living with human immunodeficiency virus (HIV) in a Phase 2 study.

Tobevibart is a neutralizing antibody that uses our XmAb Xtend Fc Domain and our XmAb Cytotoxic Fc Domain. Vir is advancing tobevibart as a potential treatment for patients with hepatitis Delta virus infection. Vir is conducting a Phase 2 combination study and is advancing the combination into a Phase 3 registrational clinical program.

Novartis is conducting a Phase 2 study evaluating an undisclosed antibody drug candidate that uses one of our XmAb Fc technologies.

Xpro1595 is a proprietary tumor necrosis factor (TNF) inhibitor candidate which we licensed to INmune Bio, Inc., in October 2017. INmune is currently advancing Xpro1595 through clinical development for patients with Alzheimer's disease and treatment-resistant depression.

Zaltenibart (OMS906) is an antibody targeting mannan-binding lectin-associated serine protease-3 (MASP-3) that uses our XmAb Xtend Fc Domain. Omeros Corporation is conducting multiple Phase 2 studies evaluating zaltenibart for the treatment of patients with paroxysmal nocturnal hemoglobinuria (PNH) and other alternative pathway disorders.

ASP2138 is a Claudin-18.2 x CD3 2+1 bispecific antibody that our partner Astellas is advancing for the treatment of patients with gastric, gastroesophageal junction and pancreatic cancers. The XmAb 2+1 multivalent format enables higher binding capability for Claudin-18.2 expressing cells. Astellas is conducting a Phase 1 study evaluating ASP2138.

JNJ-9401 is a PSMA x CD28 bispecific antibody that J&J is advancing for the treatment of patients with prostate cancer. J&J is conducting a Phase 1 study of JNJ-9401, which was developed with J&J under our 2020 collaboration.

JNJ-1493 is a CD20 x CD28 bispecific antibody that J&J is advancing for the treatment of patients with B-cell malignancies. J&J is conducting a Phase 1 study of JNJ-1493, which was developed with J&J under our 2021 collaboration.

Efbalropendekin alfa (XmAb306/RG6323) is a reduced-potency IL15/IL15Rα-Fc fusion protein that incorporates our Xtend extended half-life technology, and we previously co-developed this program in collaboration with Genentech, a member of the Roche Group. In the fourth quarter of 2023, we agreed with Genentech to convert our development cost and profit-sharing arrangement into a royalty and milestone payment-based arrangement. Pursuant to the terms of the amended agreement with Genentech, effective June 1, 2024, Genentech assumed sole responsibility over all clinical, regulatory and commercial activities. Genentech is not currently enrolling new patients into clinical studies to evaluate efbalropendekin alfa.

Our partners are conducting preclinical studies of additional drug candidates engineered with our XmAb Fc Domains.

Approved or Authorized Medicines Engineered with XmAb Fc Domains

Currently three medicines that have been developed with our XmAb Fc domains are now marketed or made available by our partners.

- *Ultomiris® (ravulizumab-cwvz)*: Alexion's Ultomiris is approved in the U.S., Europe, and Japan for the treatment of certain patients with PNH, certain patients with atypical hemolytic uremic syndrome (aHUS), certain patients with generalized myasthenia gravis (gMG) and certain patients with neuromyelitis optica spectrum disorder (NMOSD). Alexion is also evaluating Ultomiris in a broad late-stage development program across additional hematology, nephrology and neurology indications. Alexion used our Xtend™ Fc Domain to enhance the half-life of Ultomiris to allow for a longer duration of action, less frequent dosing and reduced patient burden of therapy compared to the previous generation therapy, Soliris®. Ultomiris and Soliris are registered trademarks of Alexion Pharmaceuticals, Inc.

- *Monjuvi® (tafasitamab-cxix)*: In 2020, the United States Food and Drug Administration (FDA) approved Monjuvi under accelerated approval. Monjuvi is a humanized Fc-modified CD19 targeting immunotherapy indicated in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). In August 2021, the European Commission granted conditional marketing authorization for Minjuvi® (tafasitamab) in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory DLBCL who are not eligible for ASCT. In addition to its approved indication, tafasitamab is being evaluated as a therapeutic option in an ongoing Phase 3 pivotal trial for first-line DLBCL. In December 2024, Incyte announced positive full results from the pivotal study of tafasitamab in combination with lenalidomide and rituximab in relapsed or refractory follicular lymphoma and submitted a supplemental Biologics License Application. Tafasitamab was created and initially developed by us. Tafasitamab is marketed by Incyte under the brand name Monjuvi in the U.S. and under the brand name Minjuvi in Europe and Canada. Monjuvi® and Minjuvi® are registered trademarks of Incyte.

- *Sotrovimab:* Vir and its partner GSK plc have made available sotrovimab, an antibody that targets the SARS-CoV-2 virus, which in May 2021 received an emergency use authorization (EUA) from the FDA for the early treatment of mild-to-moderate COVID-19 in adults and pediatric patients (12 years of age and older weighing at least 40 kg) with positive results of direct SARS-CoV-2 viral testing, and at high risk for progression to severe COVID-19, including hospitalization or death. In March 2022, the FDA deauthorized sotrovimab's use in all U.S. regions due to increases in the proportion of COVID-19 cases caused by the Omicron BA.2 subvariant. Sotrovimab has obtained emergency authorization, temporary authorization or marketing approval (under the brand name Xevudy®) for early treatment of COVID-19 in more than 30 countries. Sotrovimab incorporates our Xtend Fc domain for longer duration of action. Xevudy is a registered trademark of GSK.

Our Research and Development Pipeline

We have used our XmAb Fc platforms and protein engineering capabilities to produce a growing pipeline of drug candidates in clinical and preclinical development. These include multiple drug candidates using our bispecific Fc domain. We continue to advance these candidates as additional options for clinical development by us or as out-licensing opportunities. We also from time to time in-license antibody technologies and compounds from other companies which we believe may allow us to create potential product candidates by incorporating our own proprietary technologies. These licenses may require us to pay upfront fees, development, and commercial milestone payments, and if commercial products are approved, royalties on net sales.

Human Capital Management

Our Employees and Commitment to Diversity, Equity, and Inclusion

Our ability to develop XmAb technologies, advance our programs into late-stage development, position our programs for commercialization and identify successful business partnerships is dependent on attracting, retaining, and developing our employees. We seek and support a diverse population of employees without regard to race, gender or sexual orientation. As of December 31, 2024, we had 250 full-time employees, of which 203 were engaged in research and development activities, and 47 were engaged in business development, information systems, facilities, human resources, or administrative support. Of these employees, 62 hold Ph.D. degrees, and 7 hold M.D. degrees. None of our employees are represented by any collective bargaining unit. We believe we maintain good relations with our employees.

We are an equal opportunity employer and maintain policies that prohibit unlawful discrimination based on race, color, religion, gender, sexual orientation, gender identity/expression, national origin/ancestry, age, disability, marital and veteran status. We are proud to employ a diverse workforce that, as of December 31, 2024, was 58% non-white and 59% women. In addition, as of December 31, 2024, women made up 30% of our senior leadership team. We strive to build and nurture a culture where all employees feel empowered to be their authentic selves.

In January 2024, in connection with re-prioritization of our development programs, we completed a reduction in force (RIF) affecting approximately 10% of the total employee headcount. The RIF was applied across all functional areas.

Compensation, Benefits, and Development

We provide compensation packages designed to attract, retain, and motivate high-quality employees. All of our employees are eligible for cash bonuses and grants of equity awards. We regularly evaluate our compensation programs with an independent compensation consultant and utilize industry benchmarking in an effort to ensure they are competitive compared to similar biotechnology and biopharmaceutical companies with which we compete for talent and that they are fair and equitable across our workforce with respect to gender, race, and other personal characteristics. All employees are eligible to participate in our Employee Stock Purchase Plan through which they can purchase shares of our common stock at a discounted price. This plan and our other equity compensation plans assist us in building long-term relationships with our employees and aligns the interests of employees with stockholders. We also provide retirement benefits along with a health and well-being program that is designed to keep our employees and their families healthy and includes paid time off and medical, dental and vision benefits, along with dependent care, mental health, and other wellness benefits.

We value career development for all employees, and offer tuition reimbursement as well as provide opportunities for employees to attend professional development courses ranging from technical training, competency-based workshops, and leadership development programs. Direct managers also take an active role in supporting their employees in realizing their full potential and creating opportunities for promotions and added responsibilities that enhance the engagement and retention of our workforce. We regularly conduct employee surveys to assess employee engagement and identify areas for focus.

Market Opportunity

Our wholly owned drug candidates that we are actively advancing in clinical development in oncology indications, including XmAb819, XmAb541 and XmAb808: We are developing these T-cell engaging bispecific antibody drug candidates to treat cancer. Cancer is a broad group of diseases in which cells divide and grow in an uncontrolled fashion, forming malignancies that can invade other parts of the body, and it is the second leading cause of death in the U.S. The American Cancer Society estimates that in 2025 there will be approximately 2.0 million new cases of cancer and approximately 618,120 deaths from cancer. The National Institutes of Health (NIH) has estimated that based on growth and aging of the U.S. population, medical expenditures for cancer in the year 2030 are projected to reach at least $245.6 billion.

XmAb942, our wholly owned anti-TL1A antibody drug candidate that we are actively advancing in clinical development to treat IBD: IBD is a chronic condition affecting an estimated 2.4 to 3.1 million adults in the United States, according to the U.S. Centers for Disease Control and Prevention, with increasing prevalence. The Crohn's and Colitis Foundation estimates that 70,000 new cases are diagnosed annually. IBD includes ulcerative colitis, which inflames the colon's lining, and Crohn's disease, which can affect any part of the gastrointestinal tract. Symptoms include abdominal pain, diarrhea, bloody stool, weight loss, bowel urgency, bloating, nausea, joint pain, fatigue, fever, reduced appetite and mental health impact. Both conditions significantly impact patients' quality of life, with lower life expectancy, surgeries and hospitalizations, and increased risk for both intestinal resection and colorectal cancer.

Despite available therapies, only 10% to 20% of patients achieve durable remission, highlighting a major unmet need. Many experience inadequate response, loss of efficacy, or side effects. Treatment adherence is also challenging due to frequent dosing and administration burdens. GlobalData has estimated that the market size for the treatment of Crohn's disease and ulcerative colitis, the two most common forms of IBD, will reach $40 billion worldwide by the year 2032.

Intellectual Property

The foundation for our XmAb technology and our product candidates and partnering is the generation and protection of intellectual property for novel antibody therapeutics. We combine proprietary computational methods for amino acid sequence design with laboratory generation and testing of new antibody compositions. Our design and engineering team prospectively assesses, with patent counsel, the competitive landscape with the goal of building broad patent positions and avoiding third-party intellectual property.

As a pioneer in Fc domain engineering, we systematically scanned the structure of the Fc domain to discover Fc variants. We have filed patent applications relating to thousands of specific Fc domain variants with experimental data on specific improvements of immune function, pharmacokinetics, structural stability, and novel structural constructs. We have filed additional patent applications derived from these applications as we discover new properties of the Fc variants and as new business opportunities arise. We continually seek to expand the intellectual property coverage of our technology and candidates and invest in discovering new Fc domain technologies and antibody product candidates.

Our patent estate, on a worldwide basis, includes issued patents and pending patent applications, with claims directed to XmAb Fc domains, all of our clinical and preclinical stage product candidates and our computational protein design methods and platforms.

The patent expiration in the U.S. and major foreign countries (ex-U.S.) for our key technologies and drug candidates is set forth below. We have pending applications filed that may extend the exclusivity of some of our technology and products:

Technology	Patent Expiry
Cytotoxic	2025 U.S.
Immune Inhibitor	2028 U.S.; 2025 Ex-U.S.
Xtend	2025 U.S.; 2028 Ex-U.S.
Bispecific	2034 U.S. and Ex-U.S.
CD3 T-Cell Engagers	2035 U.S. and Ex-U.S.
CD28 T-Cell Engagers	2041 U.S. and Ex-U.S.

Company Products	Patent Expiry
XmAb808	2041 U.S, and Ex-U.S.
Vudalimab	2037 U.S. and Ex-U.S.
Plamotamab	2035 U.S. and Ex-U.S.
XmAb819	2040 U.S. and Ex-U.S.
XmAb541	2042 U.S. and Ex-U.S.
XmAb942	2045 U.S. and Ex-U.S.
XmAb7195	2029 U.S. and Ex-U.S.

Partnered Products	Patent Expiry
Monjuvi	2033 U.S.; 2027 Ex-U.S.
Ultomiris	2025 U.S.; 2028 Ex-U.S.
Sotrovimab	2025 U.S.; 2028 Ex-U.S.
Obexelimab	2029 U.S.; 2028 Ex-U.S.
Xaluritamig	2039 U.S. and Ex-U.S.

The Hatch-Waxman Act permits a patent term extension for FDA-approved drugs, including biological products, of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We intend to seek patent term extensions to any of our issued patents in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

The Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Affordability Reconciliation Act (collectively the ACA) created a regulatory scheme authorizing the FDA to approve biosimilars via an abbreviated licensure pathway. In many cases, this allows biosimilars to be brought to market without conducting the full suite of clinical trials typically required of originators. Under the ACA, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a previously approved biological product or "reference product." The "biosimilar" application must include specific information demonstrating biosimilarity based on data derived from: (1) analytical studies, (2) animal studies, and (3) a clinical study or studies that are sufficient to demonstrate safety, purity, and potency in one or more appropriate conditions of use for which the reference product is licensed, except that FDA may waive some of these requirements for a given application. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years after the date of first licensure. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was first licensed. The law does not change the duration of patents granted on biological products. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full Biologics License Application (BLA) for such product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product. There have been recent proposals to repeal or modify the ACA, and it is uncertain how any of those proposals, if approved, would affect these provisions.

In addition to patent protection, we rely on trade secret protection and know-how to expand our proprietary position around our technology and other discoveries and inventions that we consider important to our business. We seek to protect this intellectual property in part by entering into confidentiality agreements with our employees, consultants, scientific advisors, clinical investigators, and other contractors and also by requiring our employees, commercial contractors, and certain consultants and investigators, to enter into invention assignment agreements that grant us ownership of certain discoveries or inventions made by them.

Further, we seek trademark protection in the United States and in certain other jurisdictions where available and when we deem appropriate. We have obtained registrations for the Xencor trademark, as well as certain other trademarks, which we use in connection with our pharmaceutical research and development services and our clinical-stage products, including XmAb. We currently have registrations for Xencor and XmAb in the United States, Australia, Canada, the

European Union, the United Kingdom, and Japan, and for Proteins by Design in the United States, Australia, Canada, and the European Union and the United Kingdom.

Third-Party Vendors and Suppliers

Our internal research activities are focused on early research stage and preclinical activities and studies. We rely on third-party vendors, suppliers and contractors for all other research, development and clinical activities. We are able to internally manufacture the quantities of our product candidates required for relatively short preclinical animal studies. We believe that this allows us to accelerate the drug development process by not relying on third parties for all of our manufacturing needs. We have adopted a manufacturing strategy of contracting with third parties in accordance with current good manufacturing practices (cGMPs) for the manufacture of drug substance and product, including our pipeline of antibody development candidates. We have used third-party manufacturers for all our antibody candidates which include XmAb819, XmAb541, XmAb808, plamotamab, XmAb942 and XmAb657. Additional contract manufacturers are used to fill, label, package and distribute investigational drug products. This allows us to maintain a more flexible infrastructure while focusing our expertise on developing our products. We do not have any long-term manufacturing agreements in place and will ultimately depend on contract manufacturers for the manufacture of our products for commercial sale, as well as for process development.

KBI Biopharma, Inc.

In July 2014, we entered into a master services agreement (KBI Agreement) with KBI Biopharma, Inc. (KBI). We have engaged KBI under the KBI Agreement for process development, clinical scale-up, analytical method development, formulation development, and other services related to drug substance and drug product for our antibody development candidates, XmAb541 and plamotamab, in accordance with cGMP regulations. For each bispecific program, we have entered into a separate agreement with the terms and conditions of services and payment. The KBI Agreement is for a three-year term but is automatically extended on an annual basis until the services are completed. The KBI Agreement may be terminated by either party for a breach that is not remedied within 30 days after notice or 60 days after notice of the existence of an incurable scientific or technical issue that renders KBI unable to render services under the KBI Agreement, by after 60-day notice, or in the event of a bankruptcy of a party. For termination other than a material breach by KBI, we must pay for all services conducted prior to the termination and to wind down the activities.

Cell Line Agreements with Selexis

In December 2015, we entered into a master service agreement (Selexis Agreement) with Selexis SA (Selexis) for the manufacture of Selexis cell lines. Under the terms of the Selexis Agreement, Selexis will manufacture cell lines for the antibody candidates provided by us and upon completion of the cell lines, we have the option to take an unrestricted commercial license to the cell line. The terms of each commercial license require us to make payments upon achievement of certain development and regulatory milestones and we will also pay royalties based on a percentage of net sales for products that are derived from or utilize the Selexis cell line. The royalty is less than 1%.

Selexis has manufactured cell lines for certain of our bispecific antibody drug candidates, and we currently have rights to obtain commercial licenses to the Selexis cell line for antibody candidates including XmAb819 and plamotamab.

License Agreement with BIO-TECHNE

In April 2021, we entered into an agreement with BIO-TECHNE for a non-exclusive license to a certain recombinant monoclonal antibody reactive with human CLDN6. We are using this protein in our XmAb541 drug candidate. Under the terms of this agreement, we made an upfront payment and are obligated to make payments upon the achievement of certain development, regulatory and sales milestones, and royalties based on a percentage of net sales from products that are derived from the CLDN6 antibody. The royalty is less than 1%.

Umbrella Development Services Agreement with Patheon Biologics LLC

In September 2018, we entered into an Umbrella Development Services Agreement (Patheon Agreement) with Patheon Biologics LLC (Patheon). Under the terms of the Patheon Agreement, any of the affiliates within the global network of service sites in Thermo Fisher Scientific Inc.'s Pharma Services Group may perform clinical manufacturing and development services for us in accordance with cGMP regulations. The Patheon Agreement may be terminated by either party for a breach or default that is not remedied within 30 days, or such other time period as may be reasonably necessary to remedy such breach after receiving notice of the breach from the non-breaching party or if the other party is subject to an insolvency event. We have the unilateral right to terminate the Patheon Agreement upon 30 days written notice to Patheon for any business reason, subject to cancellation fees. Patheon has the unilateral right to terminate the Patheon Agreement if we request to reschedule work beyond 120 days, if project work is not progressing according to our expectations and we cannot agree on appropriate changes, if after six months of inactivity on a project at our request or if Patheon determines it is unable to perform its obligations in a safe and effective way in compliance with applicable regulatory requirements.

Patheon manufactures drug substance material for our XmAb819 program and drug product for our plamotamab program.

Master Services Agreement with WuXi Biologics (Hong Kong) Limited

In February 2021, we entered into a Master Services Agreement (WuXi Agreement) with WuXi Biologics (Hong Kong) Limited (WuXi). Under the terms of the WuXi Agreement, WuXi and its affiliates will perform manufacturing, analytical, development and other services for Xencor in accordance with applicable regulations. The WuXi Agreement includes customary rights to replacement of non-conforming products. The WuXi Agreement may be terminated by either party for a breach by the other party that is not remedied within 45 days (or 10 days for a non-payment breach), or if the other party is subject to an insolvency event. We have the unilateral right to terminate the WuXi Agreement upon 90 days' prior written notice to WuXi for any reason, subject to applicable cancellation fees. WuXi has the unilateral right to terminate the WuXi Agreement only if the services cannot be performed due to technical difficulties or the performance of the services is not permitted under applicable law.

WuXi manufactures drug substance and drug product for our XmAb808, XmAb657 and XmAb942 programs.

Master Clinical Services Agreement with ICON Clinical Research Limited

In April 2016, we entered into a Master Clinical Services Agreement (ICON Agreement) with ICON Clinical Research Limited (ICON) which was amended in April 2021. Under the terms of the ICON Agreement, ICON and its affiliates will perform clinical trial services (including site selection, study design, site monitoring, management and training, and patient selection) for Xencor in accordance with applicable regulations. The ICON Agreement may be terminated by either party for a breach by the other party that is not remedied within 30 days, or if the other party is subject to an insolvency event. Each party may terminate the ICON Agreement upon 30 days' prior written notice to the other party for any reason; however, such termination would not affect any ongoing project under the ICON Agreement. We may unilaterally terminate any project under the ICON Agreement upon 30 days' prior written notice to ICON for any reason, subject to applicable close-out costs.

ICON provides services to us in connection with ongoing Xencor-sponsored clinical trials in oncology indications.

Master Services Agreement with PPD Development, L.P.

In June 2015, we entered into a Master Services Agreement (PPD Agreement) with PPD Development, L.P. (PPD). Under the terms of the PPD Agreement, PPD will perform clinical trial management and clinical development services (including site selection, study design, site monitoring, management and training, and patient selection) for Xencor in accordance with applicable regulations. The PPD Agreement may be terminated by either party for a breach upon 30 days' written notice, if such breach is not cured within 30 days. We may terminate the PPD Agreement upon 30 days' written notice to PPD for any reason; however, we will be obligated for any costs incurred through the cancellation date and any non-refundable and non-cancellable commitments incurred by PPD.

PPD conducts clinical studies for our vudalimab program.

Master Services Agreement with Vetter Pharma International GmbH

In October 2020, we entered into a master services agreement (Vetter Agreement) with Vetter Pharma International GmbH (Vetter). We have engaged Vetter under the Vetter Agreement for clinical scale-up, analytical method development, formulation development, and other services related to manufacturing drug product for our bispecific antibody candidates, vudalimab and XmAb541, in accordance with cGMP regulations. For each bispecific program, we have entered into a separate agreement with the terms and conditions of services and payment. The Vetter Agreement is for an eight-year term but is automatically extended on an annual basis until the services are completed. The Vetter Agreement may be terminated by either party for a breach that is not remedied within 60 days after notice or 60 days after notice of the existence of an incurable scientific or technical issue that renders Vetter unable to render services under the Vetter Agreement. For termination other than a material breach by Vetter, we must pay for all services conducted prior to the termination and to wind down the activities.

Vetter manufactures drug product for our XmAb541 program.

Master Services Agreement with Kapadi (formerly OncoBay Clinical, Inc.)

In August 2023, we entered into a Master Services Agreement (Kapadi Agreement) with OncoBay Clinical, Inc., now Kapadi. Under the terms of the Kapadi Agreement, Kapadi will perform Contract Research Organization (CRO) services including clinical trial management and clinical development services (including site selection, study design, site monitoring, management and training, and patient selection) for Xencor in accordance with applicable regulations. The Kapadi Agreement may be terminated by either party for a breach upon 30 days' written notice, if such breach is not cured within thirty (30) days. We may terminate the Kapadi Agreement upon 60 days' written notice to Kapadi for any reason; however, we will be obligated for any costs incurred through the cancellation date and any non-refundable and non-cancellable commitments incurred by Kapadi.

Kapadi conducts clinical studies for our XmAb541 program.

Competition

We compete in an industry that is characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. Our competitors include pharmaceutical companies, biotechnology companies, academic institutions, and other research organizations. We compete with these parties for promising targets for antibody-based therapeutics, new technology for optimizing antibodies, and in recruiting highly qualified personnel. Many competitors and potential competitors have substantially greater scientific, research, and product development capabilities as well as greater financial, marketing and sales, and human resources than we do. In addition, many specialized biotechnology firms have formed collaborations with large, established companies to support the research, development, and commercialization of products that may be competitive with ours. Accordingly, our competitors may be more successful than we may be in developing, commercializing, and achieving widespread market acceptance. In addition, our competitors' products may be more effective, more effectively developed, or more effectively marketed and sold than any treatment we or our development partners may commercialize, which may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing any of our product candidates.

Competition in the field of cancer and autoimmune drug development is intense, with hundreds of compounds in clinical trials. Many large pharmaceutical companies and other smaller biotechnology companies are developing competing bispecific antibody platforms, and many of these companies have advanced multiple drug candidates into clinical development, including Amgen; Genmab A/S; Macrogenics, Inc.; Merus N.V.; Regeneron Pharmaceuticals, Inc.; and Roche Holding AG.

We are developing bispecific antibody drug candidates engineered to direct cytotoxic T-cell killing of solid tumor cells, by engaging the CD3 or CD28 receptor on T cells and an antigen on tumor cells. Other companies conducting clinical trials to evaluate CD3 or CD28 bispecific antibodies directed to antigens expressed on solid tumors include Amgen; Astellas; BioAtla, Inc.; Context Therapeutics Inc.; CytomX Therapeutics, Inc.; Genmab A/S; Immunocore Holdings plc; Janux Therapeutics, Inc.; Johnson & Johnson; Regeneron Pharmaceuticals, Inc.; Roche Holding AG; Takeda Pharmaceutical Co. Ltd.; and Vir. Other antibodies, antibody drug conjugates and cell therapies are in development or approved to treat patients with cancer.

We are also developing bispecific antibody drug candidates engineered to direct cytotoxic T-cell killing of B cells, by engaging the CD3 receptor on T cells and either the CD20 or CD19 receptor on B cells. Other companies currently conducting clinical trials to evaluate CD3 bispecific antibodies directed to CD20 or CD19 for the treatment of autoimmune disease include Amgen; Cullinan Therapeutics, Inc.; and Roche Holding AG. Other antibodies and cell therapies are in development or approved to treat patients with autoimmune diseases.

We are developing antibody drug candidates that target the cytokine TL1A for the potential treatment of IBD. Other companies currently conducting clinical trials to evaluate anti-TL1A antibodies include: Merck & Co., Inc; Roche Holding AG; Spyre Therapeutics, Inc.; and Teva Pharmaceutical Industries Limited.

In addition, we are aware of a number of other companies with development-stage programs that may compete with the drug candidates we and our licensees are developing in the future. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

Regulatory Overview

Our business and operations are subject to a variety of U.S. federal, state and local and foreign supranational, national, provincial, and municipal laws, regulations and trade practices. The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing, and distribution of drugs and biologics. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, recordkeeping, approval, advertising and promotion, and export and import of our product candidates.

U.S. Government Regulation

We are subject to extensive regulation by the U.S. and other countries. Regulation by government authorities is a significant factor in development, manufacture, distribution and ongoing research activities. All our products in development will require regulatory approval by government agencies prior to commercialization. In particular, drugs and biologic products are subject to rigorous preclinical studies and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the U.S., although there can be important differences. We, along with our contract manufacturers (CMOs), contract research organizations (CROs), and third-party vendors, will be required to satisfy these requirements in each of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining these approvals and the subsequent compliance with appropriate federal and state statutes and regulations require the expenditure of substantial time and financial resources. Various federal and state statutes and regulation also govern or influence testing, manufacturing, safety, labeling, storage, tracking, tracing and record-keeping of drugs and biologic products and their marketing.

U.S. Drug Development Process

In the United States, the FDA regulates drugs and biologic products under the Federal Food, Drug and Cosmetic Act (FDCA), its implementing regulations, and other laws including, in the case of biologics, the Public Health Service Act. These products are also subject to other federal, state and local statutes and regulations. Our product candidates are subject to regulation by the FDA as a biologic. Biologics require the submission of a Biologics License Application (BLA) to the FDA and approval of the BLA by the FDA before marketing in the United States. The process of obtaining regulatory approvals for commercial sale and distribution and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative, judicial, civil or criminal sanctions. These sanctions could include the FDA's refusal to allow us to proceed with clinical testing, approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold on clinical trials, issuance of untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production, or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil and/or criminal penalties or prosecution. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

1. completion of preclinical laboratory tests, animal studies, and formulation studies performed in accordance with applicable regulations, including the FDA's current Good Laboratory Practices (GLP) regulations;

2. submission to and acceptance by the FDA of an IND which must become effective before human clinical trials in the United States may begin and must be updated annually;

3. approval by an independent institutional review board (IRB) or ethics committee representing each clinical site before each clinical trial may be initiated;

4. performance of adequate and well-controlled human clinical trials in accordance with the FDA's current Good Clinical Practices (GCP) regulations to establish the safety and efficacy of the product candidate for its proposed indication;

5. submission to and acceptance by the FDA of a BLA;

6. manufacture of the drug substance and drug product in accordance with the FDA's current Good Manufacturing Practice (cGMP) requirements, along with required analytical and stability testing;

7. preparation of and submission to the FDA of a BLA requesting marketing approval for one or more proposed indications, that includes sufficient evidence to establish the safety, purity, and potency of the proposed biologic product for its intended indication, including from results of nonclinical testing and clinical trials and detailed information on the chemistry, manufacturing and quality controls for the product candidate and proposed labeling;

8. a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

9. satisfactory completion of one or more pre-approval or pre-license inspections by FDA (if the FDA deems it as a requirement) of the manufacturing facility or facilities where the product is produced to assess compliance with the FDA's cGMP regulations to assure that the facilities, methods, and controls are adequate to preserve the product's identity, strength, quality, and purity;

10. potential audits by the FDA of the nonclinical and clinical trial sites that generated the data in support of the BLA to assure compliance with GLPs and GCPs, as applicable, and the integrity of the data in support of the BLA;

11. potential review of the BLA by an external Advisory Committee to the FDA, whose recommendations are not binding on the FDA;

12. payment of user fees under the Prescription Drug User Fee Act (PDUFA), unless exempted;

13. FDA review and approval of the BLA prior to any commercial marketing or sale; and

14. compliance with any post-approval requirements, including risk evaluation and mitigation strategies (REMS) and post-approval studies required by the FDA.

Before testing any compounds with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, stability, and formulation, as well as animal studies to assess the potential toxicity and activity of the product candidate. The conduct of preclinical studies is subject to federal and state regulation and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational biological product to humans in clinical trials in the U.S. The central focus of an IND submission is on the general investigational plan, the protocol(s) for human trials and the safety of trial participants. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold, and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

At any time during the initial 30-day IND review period or while clinical trials are ongoing under the IND, the FDA may impose a partial or complete clinical hold. Clinical holds may be imposed by the FDA when there is concern for patient safety and may be a result of new data, findings, or developments in clinical, nonclinical, and/or chemistry, manufacturing and controls or where there is non-compliance with regulatory requirements. A clinical hold would delay either a proposed clinical trial or cause suspension of an ongoing trial, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigations may proceed. A separate submission to an existing IND must also be made for each successive clinical trial to be conducted, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

Clinical trials involve the administration of the product candidate to human patients under the supervision of qualified investigators, generally physicians not employed by or under the clinical trial sponsor's control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND before a trial commences. Additionally, approval must also be obtained from each clinical trial site's Institutional Review Board (IRB), before the trials may be initiated and the IRB must monitor the trial until completed. The IRB is charged with protecting the welfare and rights of trial participants and will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects and the possible liability of the institution. The FDA or responsible IRB may place a trial on hold at any time related to perceived risks to patient safety. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data and safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives or competitive climate.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study is conducted in accordance with GCP, including review and approval by an independent ethics committee (IEC) and informed consent from subjects. The GCP requirements are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. FDA must also be able to validate the data from the study through an on-site inspection if necessary.

There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries, including on clinicaltrials.gov. A sponsor of an investigational biological product for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational biological product. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational biological product or, as applicable, 15 days after the biological product receives a designation as a breakthrough therapy or fast track product.

Clinical trials are generally conducted in sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap:

1. *Phase 1.* The product candidate is initially introduced into a limited population of healthy human subjects, or in some cases, patients with the disease for which the drug candidate is intended, and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion. In the case of some products for some diseases, or when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients with the disease or condition for which the product candidate is intended to gain an early indication of its effectiveness.

2. *Phase 2.* The product candidate is evaluated in a limited, disease-affected patient population (but larger than in Phase 1) to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted indications, and to assess dosage tolerance, optimal dosage, and dosing schedule.

3. *Phase 3.* Clinical trials are undertaken to further evaluate dosage and provide substantial evidence of clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. Phase 3 clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Frequently, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA.

4. *Post Approval.* Clinical trials or other post-approval commitments may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as a condition of approval. Such post-approval trials are sometimes referred to as Phase 4 clinical trials. In the case of drugs approved under Accelerated

Approval, post-approval trials are intended to confirm clinical benefit seen with a surrogate endpoint using a long-term clinical outcome endpoint. Failure to exhibit due diligence with regard to conducting such Phase 4 clinical trials could result in withdrawal of approval for products or other consequences.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA; written IND safety reports must be submitted to the FDA and the investigators for Serious and Unexpected Suspected Adverse Reactions, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the biologic and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests, proposed labeling, and other relevant information are submitted to the FDA in the form of a BLA requesting approval to market the product for one or more specified indications. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational product to the satisfaction of the FDA. Under federal law, the submission of most BLAs is subject to an application user fee, and the sponsor of an approved BLA is also subject to an annual program fee for each approved biological product on the market. Applications for orphan drug products are exempted from the BLA application fee and may be exempted from program fees, unless the application includes an indication for other than a rare disease or condition. The standard time for the FDA to accept a BLA submission is two months. The FDA may request additional information rather than accept an application for filing.

If the FDA determines that the BLA is substantially complete, it will accept the BLA for review.

Once accepted, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality, and purity, and it may inspect the manufacturing facilities to assure cGMP compliance and one or more clinical sites used during the clinical trials to assure GCP compliance. Material changes in manufacturing equipment, location, or process post-approval, may result in additional regulatory review and approval. The standard FDA review process is 10 months once a BLA is accepted for review, but it can take longer. During the review process, the FDA also will determine whether a risk evaluation and mitigation strategy (REMS) is necessary to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS prior to approval. A REMS can substantially increase the costs of obtaining approval. In addition, under the Pediatric Research Equity Act, a BLA or supplement to a BLA must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. The FDA conducts its own analysis of the clinical trial data, which could result in extensive discussions between the FDA and us during the review process. The review and evaluation of an BLA by the FDA is extensive and time-consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

The FDA is required to refer an application for a novel biological product to an advisory committee or explain why such referral was not made. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA will issue a Complete Response Letter (CRL) describing deficiencies in the BLA and recommend actions if the agency decides not to approve the BLA. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. A CRL describes all deficiencies in the BLA identified by the FDA. The applicant will have to address all of the deficiencies which could take substantial time and resources to address, including development of additional clinical data or an additional Phase 3 clinical trial(s), or other requirements related to nonclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval and issue a denial. If a CRL is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, withdraw the application, or engage in a dispute resolution proceeding or request a hearing. Even if additional data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive, and the FDA may interpret data differently than we interpret the same data.

If the product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages, or the indications for use may otherwise be limited and may require that certain contraindications, warnings, or precautions be included in the product labeling, which could restrict the commercial value of the product. In addition, the FDA may require development of adequate controls and specifications, or a commitment or requirement to conduct post marketing studies to further assess drug safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use (ETASU), such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or based on the results of post-market studies or surveillance programs. Additionally, post-approval, many types of changes to the approved product, such as adding new indications, changing manufacturing processes and adding labeling claims, are subject to further testing requirements and FDA review and approval. Such post-approval requirements can be costly and time-consuming and can affect the potential market and profitability of the product.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the U.S. for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Additionally, if a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the product has been designated. The FDA may approve a second application for the same product for a different use or a second application for a clinically superior version of the product for the same use. The FDA cannot, however, approve the same product made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor, or the sponsor is unable to provide sufficient quantities. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar, but not identical, benefits.

The FDA has historically taken the position that the scope of orphan exclusivity aligns with the approved indication or use of a product, rather than the disease or condition for which the product received orphan designation. However, in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with this position, holding that orphan-drug exclusivity blocked the FDA's approval of the same drug for all uses or indications within the same orphan-designated disease. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that the FDA intends to continue to apply its longstanding interpretation of the regulations to all matters outside of the scope of the Catalyst order and will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of orphan drug exclusivity.

Expedited Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. New biological products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biologic may request that the FDA designate the biologic as a fast track product at any time during the clinical development of the product. The sponsor of a fast track product has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA is submitted, the product candidate may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review. An application for a biological product will receive priority review designation if it is for a biological product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA will attempt to direct additional resources to the evaluation of an application for a new biological product designated for priority review in an effort to facilitate the review. For original BLAs, priority review designation means the FDA's goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Fast track designation, breakthrough therapy designation, and priority review do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Accelerated Approval

Product candidates studied for their safety and effectiveness in treating serious conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022 (FDORA), the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a biologic or indication approved under accelerated approval if, for example, the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the FDA, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to FDA for review during the pre-approval period. After 120 days following marketing approval, unless otherwise informed by the FDA, advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Post-Approval Requirements

Any biologic products for which we or our collaborators receive FDA approvals are subject comprehensive and to continuing regulation by the FDA, including, among other things, cGMP compliance for product manufacture, record-keeping requirements, periodic reporting, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, tracking and tracing requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements, which include, among others, restrictions on direct-to-consumer advertising, promoting biologics for uses or in patient populations that are not described in the product's approved labeling (known as "off-label use"), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Although physicians may prescribe legally available drugs and biologics for off-label uses, manufacturers may not market or promote such off-label uses. After approval, most changes to the approved product, such as adding new dosage forms, indications or other labeling claims, are subject to prior FDA review and approval.

Biological product manufacturers are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections for compliance with cGMPs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. Manufacturers and manufacturers' facilities are also required to comply with applicable product tracking and tracing requirements and notify the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the U.S. Manufacturers are also subject to record requests from the FDA that demonstrate cGMP compliance through data and other information. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Until we establish our own cGMP manufacturing facility, we expect to continue to rely, on third parties for the production of clinical quantities of our product candidates, and expect to rely in the future on third parties for the production of commercial quantities. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production, or distribution, or may require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. FDA has authority to require post-market studies, in certain circumstances, on reduced effectiveness of a biological product and FDA may require labeling changes related to new reduced effectiveness information.

Failure to comply with FDA requirements can subject a manufacturer to possible legal or regulatory action, such as product recalls, untitled or warning letters, restrictions on the marketing or manufacturing of the product, issuance of safety alerts/ Dear Healthcare Provider letters / press releases / or other communications containing warnings or other safety information about the product, suspension of manufacturing, imposition of clinical holds on ongoing clinical trials, refusal of FDA to approve pending BLAs or supplements to approved BLAs, product seizure or detention, refusal to permit import or export of product, injunctive action, mandated corrective advertising or communications with healthcare professionals, fines, possible civil or criminal penalties, consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts, or other negative consequences, including adverse publicity. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of any of our biologic product candidates, we may apply for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years for one patent per product as compensation for patent term lost during product development and the FDA regulatory review process of that product. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications of other companies seeking to reference another company's BLA. Specifically, the Biologics Price Competition and Innovation Act established an abbreviated pathway for the approval of biosimilar and interchangeable biological products generally not earlier than 12 years after the original BLA approval. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on their similarity to existing brand product.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. Even if any product candidates we may develop are approved, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any drug product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the drug product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates we develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs also has become a priority of federal and state governments, and the prices of pharmaceuticals have been a focus in this effort. The U.S. government and state legislatures have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company's revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the MMA) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive regulatory approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain through non-government payors. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-government payors.

The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals.

Healthcare Reform

In the United States and foreign jurisdictions, there have been and will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates profitably, once they are approved for sale. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

Anti-Kickback, False Claims, and Other Healthcare Laws and Compliance Requirements

In the United States, the research, manufacturing, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services (CMS), other divisions of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, the Federal Trade Commission, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Environmental Protection Agency, the Occupational Safety and Health Administration, state Attorneys General, and other state and local government agencies.

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of drug products for which we obtain marketing approval. Arrangements with third-party payors, healthcare providers and physicians, as well as patients and other third parties, in connection with the clinical research, sales, marketing and promotion of products, once approved, and related activities, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. In the U.S., these laws include, without limitation, state and federal anti-kickback, false claims, physicians' sunshine (e.g., transparency), price reporting, consumer protection, and patient data privacy, data breach notification and security laws and regulations.

For example, the federal Anti-Kickback Statute makes it illegal for any person, including a biopharmaceutical company, or a party acting on its behalf, to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug, or other good or service for which payment in whole or in part may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to ten years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. While this Statute has a number of exceptions and regulatory safe harbors that safeguard certain common, industry practices from prosecution, these exceptions and safe harbors are narrowly defined, and parties must satisfy all elements of an available exception or safe harbor to avoid scrutiny. Further, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them to have committed a violation.

Many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. Due to the breadth of these federal and state anti-kickback laws, the evolving guidance in the form of regulations or court decisions and the potential for additional legal or regulatory change in this area, it is possible that our future sales and marketing practices or our future relationships with medical professionals might be challenged under federal and state anti-kickback laws.

Additionally, the federal False Claims Act prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Although we would not submit claims directly to payors, biopharmaceutical companies can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information or promoting a product off-label. Penalties for a federal False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties effective as of January 15, 2025 of between $14,308 and $28,619 for each separate false claim (each of which is subject to adjustment for inflation) and the potential for exclusion from participation in federal healthcare programs. Although the federal False Claims Act is a civil statute, conduct that results in a federal False Claims Act violation may also implicate various federal criminal statutes, such as the federal Anti-Kickback Statute described above. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act. The federal government has and continues to use the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies in connection with the potential or actual false claims resulting from promotion of products for unapproved uses or other sales and marketing practices. The government has obtained multi-billion dollar settlements under the False Claims Act and individual criminal convictions under applicable criminal statutes. We expect that the government will continue to devote substantial resources to investigating potential or actual violations of the False Claims Act.

The federal physician Payments Sunshine Act (generally referred to as the Open Payments™ Program) is a provision under the Patient Protection and Affordable Care Act (ACA). The Open Payments Program imposes reporting requirements on covered entities (e.g., drug manufacturers) for payments made or transfers of value provided by them to certain healthcare organizations (e.g., teaching hospitals) and physicians, which is broadly defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and certain non-physician practitioners (e.g., physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, anesthesiology assistants and certified nurse midwives). Covered entities are also required to report ownership and investment interests held by physicians and their immediate family members (as it relates to the Covered entities). This information is then analyzed and made public, available via searchable databases. Failure to submit required information may result in significant civil monetary penalties for any payments, transfers of value, or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Similarly, certain states also mandate the tracking and reporting of gifts, compensation and other remuneration to physicians. Some of these states also require the implementation of commercial compliance programs and impose restrictions on drug manufacturer marketing practices.

The federal criminal statute on false statements makes it a crime to knowingly and willfully (in connection with the delivery of or payment for health care benefits, items, or services): (i) falsify, conceal, or cover up any material fact, (ii) make any materially false, fictitious, or fraudulent statements or representations, or (iii) make or use any materially false writing or document while knowing such writings or documents contain materially false, fictitious, or fraudulent statements.

The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) prohibits, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their implementing regulations, also imposes requirements relating to the privacy, security and transmission of protected health information on HIPAA covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates who conduct certain activities for or on their behalf involving protected health information on their behalf. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by Health and Human Services may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly receive individually identifiable health information from a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The failure to comply with these laws and regulatory requirements subjects companies to possible legal or regulatory action. As discussed above, depending on the circumstances, failure to meet applicable laws and regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a company to enter into supply contracts, including government contracts.

Europe / Rest of World Government Regulation

In addition to regulations in the United States, we, and our collaborators, will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales, marketing and distribution of our products, similar or more stringent than the U.S. laws.

Whether or not we, or our collaborators, obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In addition, we and our collaborators may be subject to foreign laws and regulations and other compliance requirements, including, without limitation, anti-kickback laws, false claims laws and other fraud and abuse laws, as well as laws and regulations requiring transparency of pricing and marketing information and laws and regulations governing the privacy and security of health information, such as the European Union's General Data Protection Regulation, the United Kingdom's General Data Protection Regulation, the European Health Data Space Regulation.

If we, or our collaborators, fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Corporate Information

We were incorporated in California in August 1997 under the name Xencor. In September 2004, we reincorporated in the state of Delaware under the name Xencor, Inc. Our principal offices are located at 465 North Halstead Street, Suite 200, Pasadena, CA, 91107, and our telephone number is (626) 305-5900. Our website address is www.xencor.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in and are not considered part of this Annual Report. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Section 13(a) and 15(d) of the Exchange Act are available free of charge on the Investor Relations portion of our website at www.xencor.com as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors.


<u>Summary of Risk Factors</u>


We are subject to a number of risks that if realized could materially harm our business, prospects, operating results, and financial condition. Some of the more significant risks and uncertainties we face include those summarized below. The summary below is not exhaustive and is qualified by reference to the full set of risk factors set forth in this "Risk Factors" section. Please carefully consider all of the information in this Form 10-K, including the full set of risks set forth in this "Risk Factors" section, and in our other filings with the U.S. Securities and Exchange Commission before making an investment decision regarding Xencor.

We have reviewed our risk factors and categorized them into five specific categories:

1. Risks related to our unique and specific business operations as a small biotechnology company. These risks include:

    *   Our success depends on our ability to use and expand our XmAb technology platform to build a pipeline of product candidates and develop marketable products. We cannot be certain our candidates will receive regulatory approval or be successfully commercialized.
    *   The clinical development stage of our operations may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
    *   Preliminary, interim, and topline data from our clinical trials that we announce or publish may change as more patient data become available that could result in material changes in the final data.
    *   Our business and results of operations could be adversely impacted by inflation.

2. Risks related to our financial position, capital requirements and ownership of our common stock. These risks include:

    *   We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
    *   Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. We may never be profitable.
    *   We will require additional financing and may be unable to raise sufficient capital, which could lead us to delay, reduce or abandon research and development programs or commercialization.
    *   The market price of our common stock is likely to be highly volatile, and you could lose all or part of your investment.
    *   Our principal stockholders, directors and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
    *   Raising additional funds through debt or equity financing may be dilutive and raising funds through licensing may require us to relinquish rights to our technology or product candidates.
    *   Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.
    *   We have identified material weaknesses in our internal control over financial reporting, and our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2023 and 2024. If we fail to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our common stock may decline.

3. Risks related to our intellectual property. These risks include:

    *   If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.
    *   We have in-licensed, and may in the future in-license, a portion of our intellectual property, and, if we fail to comply with our obligations under these arrangements, we could lose such intellectual property rights or owe damages to the licensor of such intellectual property.
    *   We may be required to reduce the scope of our intellectual property due to third-party intellectual property claims.
    *   Our products could infringe patents and other property rights of others, which may result in costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products, which could have a material adverse effect on our business.
    *   If we are not able to prevent disclosure of our trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.
    *   If we do not obtain patent term extension and data exclusivity for any therapeutic candidates we develop, our business may be materially harmed.

4.   Risks related to our dependence on third parties. These risks include:

- Our patent protection and prosecution for some of our product candidates is dependent on third parties.
- We rely on third-party manufacturers to manufacture our product candidates and provide supplies for our studies. If any of our third-party manufacturers encounter problems or loss of drug material during production or otherwise fail to comply with their contractual obligations, the development of our product candidates could be delayed or stopped.
- Our existing partnerships are important to our business, and future partnerships may also be important to us. If we are unable to maintain any of these partnerships, or if these partnerships are not successful, our business could be adversely affected.
- We rely upon third-party contractors, and service providers for the execution of most aspects of our development programs. Failure of these collaborators to provide services of a suitable quality and within acceptable timeframes may cause the delay or failure of our development programs.

5.   Risks related to our industry. These risks include:

- Clinical trials are expensive and take years to conduct and the outcome of such clinical trials is uncertain. Clinical trials may fail to prove our product candidates are safe and effective.
- Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials and abandon product candidates.
- If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.
- Our industry is subject to competition for skilled personnel and the challenges we face to identify and retain key personnel could impair our ability to effectively conduct and grow our operations.
- The development and commercialization of biologic products is subject to extensive regulation, and we may not obtain regulatory approvals for any of our product candidates.
- We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.
- Present and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.
- Our business involves the controlled use of hazardous materials, and as such we are subject to environmental and occupational safety laws. Continued compliance with these laws may incur substantial costs and failure to maintain compliance could result in liability for damages that may exceed our resources.

Risks Related to Our Unique and Specific Business Operations as a Small Biotechnology Company

Our success depends on our ability to use and expand our XmAb technology platform to build a pipeline of product candidates and develop marketable products. We cannot be certain our candidates will receive regulatory approval or be successfully commercialized.

We use our proprietary XmAb technology platform to develop engineered antibodies, with an initial focus on four properties: immune inhibition, cytotoxicity, extended half-life and most recently, heterodimeric Fc domains enabling molecules with dual target binding. This platform has led to our current pipeline of candidates as well as the other programs that utilize our technology and that are being developed by our partners and licensees. While we believe our preclinical and clinical data to date, together with our established partnerships, has validated our platform to a degree, most of the programs are in early stages of development. Although drug candidates incorporating our Fc technology, or Fc candidates, have been approved by the FDA, other product candidates have not yet been, and may never lead to, approved or marketable therapeutic antibody products. Even if we are successful in continuing to build our pipeline, the potential candidates that we identify may not be suitable for clinical development, including as a result of their harmful side effects, limited efficacy or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize product candidates, we may not be able to obtain product or partnership revenues in future periods, which would adversely affect our business, prospects, financial condition and results of operations.

The clinical development stage of our operations may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our operations to date have been limited to raising capital, staffing our company, developing our proprietary XmAb technology platform, identifying potential product candidates, conducting preclinical studies and clinical trials, developing partnerships and business planning. We have conducted, or are currently conducting, early phase clinical trials for several product candidates, but have not completed any late stage clinical trials for these or any other product candidate. We have not yet demonstrated our ability to successfully complete any pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we were further advanced in development of our product candidates.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We believe we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in this transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Preliminary, interim, and topline data from our clinical trials that we announce or publish may change as more patient data become available that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. These updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Additionally, interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Therefore, positive interim results in any ongoing clinical trial may not be predictive of such results in the completed study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary, interim or topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Adverse changes between preliminary or interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock. See the description of risks under the heading "Risks Related to Our Financial Position, Capital Requirements and Ownership of Our Common Stock" for more disclosure related to the risk of volatility in our stock price.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the preliminary or topline data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

Our business and results of operations could be adversely impacted by inflation.

The Company's financial performance is subject to global and US economic conditions. Recent increases in interest rates and inflation, globally, and in the US regions, have led to economic volatility, increased borrowing costs, price increases and risks of recessions. Economic recessions may have adverse consequences across industries, including the biotechnology industry, which may adversely affect the Company's business and financial condition. As a result of the ongoing actions taken by governments to attempt to slow down rising inflation, there is substantial uncertainty about the strength of the global economies, which may currently or in the near term be in a recession and have experienced rapid increases in uncertainty about the pace of potential recovery. In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy and inflation, as are being currently experienced, may adversely impact our cash runway as well as our ability to raise funds.

Unfavorable global economic or political conditions could adversely affect our business, financial condition or results of operations.

Our business is susceptible to general conditions in the global economy and in the global financial markets. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. A severe or prolonged economic downturn, including a recession or depression resulting from the political disruption, could result in a variety of risks to our business, including weakened demand for our current or future product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our potential drugs, if approved. Russia's invasion of Ukraine and sanctions against Russia are causing disruptions to global economic conditions. The escalation in October 2023 of the conflict between Israel and Hamas also could cause disruptions to global economic conditions and affect the stability of the Middle East region. Further, the global equity markets in general have recently experienced extreme price and volume fluctuations, including as a result of economic uncertainty and increased interest rates, inflation, the government closure of Silicon Valley Bank and Signature Bank, and liquidity concerns at other financial institutions that may be unrelated to our operating performance. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.

Our operations are concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by a wildfire and earthquake or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are predominantly located in California. Any unplanned event, such as a flood, wildfire, explosion, earthquake, extreme weather condition, epidemic or pandemic, power outage, telecommunications failure or other natural or man-made accidents or incidents that result in us being unable to fully utilize our facilities may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Any similar impacts of natural or man-made disasters on our third-party CMOs and CROs, could cause delays in our clinical trials and may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. If a natural disaster, power outage or other event occurred that prevented us from using our clinical sites, impacted clinical supply or the conduct of our clinical trials, that damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we and our CMOs and CROs have in place may prove inadequate in the event of a serious disaster or similar event. In the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance we currently carry will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our CMOs or CROs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our development programs may be harmed. Any business interruption could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Financial Position, Capital Requirements and Ownership of Our Common Stock

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company. To date, we have financed our operations primarily through equity financings and our research and development licensing agreements and have incurred significant operating losses since our inception in 1997. For the year ended December 31, 2024, we incurred a net loss of $232.6 million and as of

December 31, 2024, we had an accumulated deficit of $704.0 million. We expect to incur additional net losses in future years as we execute our plan to continue our discovery, research and development activities, including the ongoing and planned clinical development of our antibody product candidates, and incur the additional costs of operating as a public company. We are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis which would adversely affect our business, prospects, financial condition, and results of operations.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. We may never be profitable.

We have devoted substantially all of our financial resources and efforts to developing our proprietary XmAb technology platform, identifying potential product candidates and conducting preclinical studies and clinical trials. We are still in the early stages of developing our product candidates, and we have not completed development of any of our wholly-owned products. Our revenue to date has been primarily revenue from the license of our proprietary XmAb technology platform and drug candidates for the development of product candidates by others or revenue from our partners. Our ability to generate revenue and achieve profitability depends in large part on our ability, alone or with partners, to achieve milestones and to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize and market, product candidates. We do not anticipate generating revenues from sales of our own products in the foreseeable future that will provide sufficient proceeds to fund our operations on an ongoing basis.

Our ability to generate future revenues from licensing our proprietary XmAb technologies and drug candidates depends heavily on our and our partners' success in advancing drug candidates that they have licensed from us or developed using one of our technologies. Our partners face the same development, regulatory and market risk for advancing their drug candidates and their ability to successfully advance these partnered programs will affect potential milestones and royalties we could earn under our collaboration agreements. Further, our partners may decide not to pursue, or decide to deprioritize our programs due to changing priorities which could affect our future potential revenue from such arrangements.

Because of the numerous risks and uncertainties associated with biologic product development, we are unable to predict the timing or amount of increased expenses and when we will be able to achieve or maintain profitability, if ever. In addition, our expenses could increase beyond expectations if we are required by the FDA, or foreign regulatory agencies, to perform studies and trials in addition to those that we currently anticipate, or if there are any delays in our or our partners' completion of clinical trials or delays in the development of any of our product candidates. Even if we or our partners are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations, which may not be available to us on favorable terms, if at all.

We will require additional financing and may be unable to raise sufficient capital, which could lead us to delay, reduce or abandon research and development programs or commercialization.

As of December 31, 2024, we had $706.7 million in cash, cash equivalents, and marketable debt securities. We expect our expenses to increase in connection with our ongoing development activities, including the continued development of our pipeline of bispecific antibody drug candidates and other research activities. Identifying potential product candidates and conducting preclinical testing and clinical trials are time-consuming, expensive, and uncertain processes that take years to complete, and we or our partners may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success.

Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe our existing cash, cash equivalents and marketable securities, together with interest thereon and expected milestones and royalty payments will be sufficient to fund our operations into 2028. However, changing circumstances or inaccurate estimates by us may cause us to use capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We do not have sufficient cash to complete the clinical development of any of our product candidates and will require additional funding to complete the development activities required for regulatory approval of our current product candidates or any other future product candidates that we develop independently. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations; even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

The market price of our common stock is likely to be highly volatile, and you could lose all or part of your investment.

Prior to our initial public offering (IPO), there was no public market for our common stock. The trading price of our common stock is likely to be volatile. Since our IPO, the trading price of our common stock has ranged from a low of approximately $5.75 to a high of approximately $58.345. From January 2, 2024 to December 31, 2024, the trading price of our common stock ranged from a low of $15.31 to a high of $27.24. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

1. adverse results or delays, or cancellations of clinical trials by us or our partners;

2. inability to obtain additional funding;

3. changes in laws or regulations applicable to our products;

4. inability to obtain adequate product supply for our product candidates, or the inability to do so at acceptable prices;

5. adverse regulatory decisions;

6. changes in the structure of healthcare payment systems;

7. introduction of new products or technologies by our competitors;

8. failure to meet or exceed product development or financial projections we provide to the public;

9. the perception of the pharmaceutical and biotechnology industry by the public, legislatures, regulators and the investment community;

10. announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

11. disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

12. additions or departures of key scientific or management personnel;

13. significant lawsuits, including patent or stockholder litigation;

14. changes in the market valuations of similar companies;

15. sales of our common stock by us or our stockholders in the future; and

16. trading volume of our common stock.

In addition, the stock market in general, and the Nasdaq Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Our principal stockholders, directors and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on information available to us as of December 31, 2024 our executive officers, directors, 5% stockholders and their affiliates beneficially owned, as a group, approximately 56.8% of our voting stock. The interests of these stockholders may not be the same as or may even conflict with your interests.

Therefore, our officers, directors and 5% stockholders and their affiliates will have the ability to influence us through this ownership position and so long as they continue to beneficially own a significant amount of our outstanding voting stock. These stockholders may be able to determine all matters requiring stockholder approval and this concentration of ownership may deprive other stockholders from realizing the true value of our common stock. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals, offers for our common stock or other transactions or arrangements that you may believe are in your best interest as one of our stockholders.

Raising additional funds through debt or equity financing may be dilutive and raising funds through licensing may require us to relinquish rights to our technology or product candidates.

To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in substantial dilution for our current stockholders and the terms may include liquidation or other preferences that adversely affect the rights of our current stockholders. Existing stockholders may not agree with our financing plans or the terms of such financings. If we are unable to obtain additional funding on required timelines, we may be required to:

1. seek collaborators for one or more of our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;

2. relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves; or

3. significantly curtail one or more of our research or development programs or cease operations altogether. Additional funding may not be available to us on acceptable terms, or at all.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner, we determine from time to time. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Pursuant to our 2023 Equity Incentive Plan (2023 Plan), subject to the Board of Directors approval, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. As of December 31, 2024, we had options to purchase 12,370,081 shares outstanding under our equity compensation plans. In addition, we are also authorized to grant equity awards, including stock options, to our employees, directors, and consultants, covering up to 18,367,000 shares of our common stock, pursuant to our equity compensation plans. We plan to register the number of shares available for issuance or subject to outstanding awards under our equity compensation plans.

On February 27, 2023, we filed an automatic universal shelf registration statement on Form S-3 (File No. 333-270030) as a well-known seasoned issuer as defined in Rule 405 under the Securities Act of 1933, as amended, which became effective upon filing (the Shelf Registration Statement). The Shelf Registration Statement allows us to offer an indeterminate amount of securities, including equity securities, debt securities, warrants, rights, units and depositary shares, from time to time as described in the Shelf Registration Statement. The specific terms of any offering under the Shelf

Registration Statement will be established at the time of such offering. The Shelf Registration Statement will expire on February 27, 2026.

On February 27, 2023, we entered into a sales agreement (the Sales Agreement) with SVB Securities LLC (the Agent) pursuant to which we may offer and sell, from time to time, through the Agent (the ATM Offering), shares of our common stock having an aggregate offering price of up to $200 million (the ATM Shares). Any ATM Shares offered and sold in the ATM Offering are to be issued pursuant to the Shelf Registration Statement and the 424(b) prospectus supplement relating to the ATM Offering dated February 27, 2023 (the ATM Prospectus). From the date of the ATM Prospectus through December 31, 2024, no shares of our common stock were sold pursuant to the ATM Offering and, as of December 31, 2024, we may sell shares of our common stock for remaining gross proceeds of up to $200 million from time to time pursuant to the ATM Prospectus.

If our internal control over financial reporting is not effective, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. If we fail to adequately staff our accounting and finance function to address the additional demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or fail to maintain adequate internal control over financial reporting, it could prevent our management from concluding our internal control over financial reporting is effective and impair our ability to prevent material misstatements in our financial statements, which could cause our business to suffer.

As a large accelerated filer, we are subject to additional internal control requirements of the Sarbanes-Oxley Act of 2002.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline. In addition, a substantial number of shares of common stock are subject to outstanding options that are or will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Our net operating loss (NOL) carryforwards generated in tax years ending on or prior to December 31, 2017, are only permitted to be carried forward for 20 years under applicable U.S. tax law. Under the Tax Cuts and Jobs Act of 2017 (TCJA), our federal NOLs generated in tax years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs generated in tax years beginning after December 31, 2021, is limited. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change NOL carryforwards and other pre-change U.S. tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. It is also possible that we have in the past undergone, and in the future may undergo, ownership changes that could result in additional limitations on our net operating loss and tax credit carryforwards.

As a result, our pre-2018 NOL carryforwards may expire prior to being used. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, if we earn net taxable income, we may be unable to use all or a material portion of our NOLs and other tax attributes, which could potentially result in increased future tax liability to us and adversely affect our future cash flows.

New federal and state income tax legislation may affect our current and future income tax liabilities.

The TCJA changed the income tax treatment of research and development expenses which may result in additional federal and state tax liabilities. For tax years beginning after December 31, 2021, research and development costs must be capitalized and amortized over a period of years; this has resulted in additional federal tax expense and liabilities to us in 2022 and 2023.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Provisions in our amended and restated certificate of incorporation and second amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management. These provisions include:

- authorizing the issuance of "blank check" preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

- prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

- eliminating the ability of stockholders to call a special meeting of stockholders; and

- establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our Board of Directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay, or prevent someone from acquiring us or merging with us. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Requirements associated with being a public reporting company will continue to increase our costs significantly, as well as divert significant company resources and management attention.

We have been subject to the reporting requirements of the Exchange Act and the other rules and regulations of the Securities and Exchange Commission (SEC) since December 2013. Effective for the year-ended December 31, 2016, we became a large accelerated filer and are subject to additional internal control and SEC reporting obligations. Compliance with the various reporting and other requirements applicable to public reporting companies requires considerable time, attention of management, and financial resources.

Further, the listing requirements of The Nasdaq Global Market require that we satisfy certain corporate governance requirements relating to director independence, distributing annual and interim reports, stockholder meetings, approvals, and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations increase our legal and financial compliance costs and also make some activities more time-consuming and costly. These reporting requirements, rules, and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or Board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees, or as executive officers.

Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

Our ability to effectively monitor and respond to the rapid and evolving developments and expectations relating to sustainability, including the environmental, social and governance matters, may impose unexpected costs or results in reputational or other harm that could have a material adverse effect on our business.

There is an increasing focus from certain investors, employees, regulators and other stakeholders concerning corporate responsibility and sustainability matters, including with regard to environmental, social and governance (ESG) factors. Some investors and investor groups may use these factors, either positively or negatively, to guide investment strategies and decisions and, in some cases, investors may choose not to invest in us if they believe our policies or practices relating to corporate responsibility and sustainability do not align with their expectations.

Currently, a variety of third-party providers of corporate responsibility and sustainability ratings measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. Investors, particularly institutional investors, use these ratings to benchmark companies against their peers, and major institutional investors have publicly emphasized the importance of ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, companies' efforts and impacts on climate change, human rights, business ethics and compliance, diversity, equity and inclusion (DEI) and the role of companies' board of directors in overseeing various sustainability-related issues. In light of investors' increased focus on sustainability matters, if we are, for example, perceived as lagging in taking steps with respect to ESG initiatives, certain investors may seek to engage with us on improving our ESG disclosures or performance. They may also make voting decisions or take other actions to hold us and our Board of Directors accountable.

In addition, there are rapidly evolving developments and changing expectations relating to sustainability matters. As a result, the criteria by which our corporate responsibility and sustainability practices are assessed may change, which could cause us to undertake costly initiatives or actions to satisfy new demands. If we elect not to or are unable to adequately recognize and respond to such developments and changing governmental, societal, investor and/or consumer expectations relating to sustainability matters, we may miss corporate opportunities, become subject to additional scrutiny or incur unexpected costs. We may face risk of litigation or reputational damage in the event that our sustainability policies or practices do not meet the standards set by various constituencies.

We may also face reputational damage if we are unable to achieve an acceptable sustainability rating from third-party rating services. A low sustainability rating by a third-party rating service could also result in the exclusion of our Common Stock from consideration by certain investors who may elect to invest with our competitors instead. Ongoing focus on corporate responsibility and sustainability matters by investors and other stakeholders as described above may impose additional costs or expose us to new risks. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, financial condition or results of operations, including the sustainability of our business over time, and could cause the market value of our Common Stock to decline.

Further, our emphasis on sustainability issues may not maximize short-term financial results and may yield financial results that conflict with the market's expectations. We may in the future make business decisions consistent with our sustainability goals that we believe, based on considered analysis, will create value and improve our financial performance over the long-term. These decisions, however, may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our business, financial condition and results of operations could be harmed.

We have identified material weaknesses in our internal control over financial reporting, and our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2023 and 2024. If we fail to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our common stock may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management is required to report on, and our independent registered public accounting firm is required to audit, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to determine the adequacy of our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation if a deficiency is identified. Annually, we perform activities that include reviewing, documenting, and testing our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Any failure to achieve and maintain an effective system of internal control could result in materially misstated consolidated financial statements and a failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could result in significant expenses to remediate any internal control deficiency and lead to a decline in the price of our common stock.

We previously concluded that certain periods of our historical financial statements should no longer be relied upon and should be restated to reflect the correct accounting for the sale of future royalties pursuant to the Ultomiris Royalty Sale Agreement and to account for additional tax liabilities. In addition, on February 7, 2025, RSM informed us that disclosure should be made or action should be taken to prevent future reliance on RSM's audit report filed with the Original Form 10-K for the year ended December 31, 2023 and completed interim review related to previously issued financial statements included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024. In connection with this restatement, our management re-evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2023. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, and our management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to material weaknesses (a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis) related to the design of controls related to the review of the accounting treatment of the non-routine transactions and the evaluation of certain tax legislation. These material weaknesses led to the restatement of our audited financial statements for the year ended December 31, 2023 and the unaudited financial statements for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024. On February 24, 2025, we filed an Annual Report on Form 10-K/A for the year ended December 31, 2023 and Quarterly Reports on Form 10-Q/As for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024.

We are in the process of implementing remediation plans to address these material weaknesses. While we believe these efforts will improve our internal controls and address the root causes of the material weaknesses, the material weaknesses cannot be considered completely remediated until applicable controls have been designed, implemented, have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses in our internal control over financial reporting. For more information related to the material weaknesses and their remediation, see Part II, Item 9A Controls and Procedures of this Form 10-K.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce intellectual property protection covering our products and any future products we may develop, others may be able to make, use or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

Our commercial success depends, in part, on our ability to obtain, maintain and enforce patents, trade secrets, trademarks and other intellectual property rights and to operate without having third parties infringe, misappropriate or circumvent the rights that we own or license. The value of many of our partnered licensing arrangements is based on the underlying intellectual property and related patents. If we are unable to obtain, maintain and enforce intellectual property protection covering our products or underlying technologies, others may be able to make, use or sell products that are substantially the same as ours without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete in the market. We file patent applications in the United States, Canada, Japan, Europe and other major markets either directly or via the Patent Cooperation Treaty. Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. However, the patent positions of biopharmaceutical companies, including ours, can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in patents in these fields has emerged to date in the United States. The U.S. patent laws have recently changed, there have been changes regarding how patent laws are interpreted, and the U.S. Patent and Trademark Office (the PTO) has also implemented changes to the patent system. Some of these changes are currently being litigated, and we cannot accurately determine the outcome of any such proceedings or predict future changes in the interpretation of patent laws or changes to patent laws which might be enacted into law. Those changes may materially affect our patents, our ability to obtain patents or the patents and applications of our collaborators and licensors. The patent situation in the biopharmaceutical industry outside the United States is even more uncertain. Therefore, there is no assurance that our pending patent applications will result in the issuance of patents or that we will develop additional proprietary products which are patentable. Moreover, patents issued or to be issued to us may not provide us with any competitive advantage. Our patent position is subject to numerous additional risks, including the following:

1. we may fail to seek patent protection for inventions that are important to our success;

2. our pending patent applications may not result in issued patents;

3. we cannot be certain that we are the first to invent the inventions covered by pending patent applications or that we were the first to file such applications and, if we are not, we may be subject to priority disputes;

4. we may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications;

5. we may file patent applications but have claims restricted or we may not be able to supply sufficient data to support our claims and, as a result, may not obtain the original claims desired or we may receive restricted claims. Alternatively, it is possible that we may not receive any patent protection from an application;

6. we could inadvertently abandon a patent or patent application, resulting in the loss of protection of certain intellectual property rights in a certain country. We, our collaborators or, our patent counsel may take action resulting in a patent or patent application becoming abandoned which may not be able to be reinstated or if reinstated, may suffer patent term adjustments;

7. the claims of our issued patents or patent applications when issued may not cover our product candidates;

8. no assurance can be given that our patents would be declared by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe our patents. Our patents or patent applications may be challenged by third parties in patent litigation or in proceedings before the PTO or its foreign counterparts, and may ultimately be declared invalid or unenforceable, or narrowed in scope;

9. there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim;

10. third parties may develop products which have the same or similar effect as our products without infringing our patents. Such third parties may also intentionally circumvent our patents by means of alternate designs or processes or file applications or be granted patents that would block or hurt our efforts;

11. there may be dominating patents relevant to our product candidates of which we are not aware;

12. our patent counsel, lawyers or advisors may have given us, or may in the future give us incorrect advice or counsel. Opinions from such patent counsel or lawyers may not be correct or may be based on incomplete facts;

13. obtaining regulatory approval for biopharmaceutical products is a lengthy and complex process, and as a result, any patents covering our product candidates may expire before, or shortly after such product candidates are approved and commercialized;

14. the patent and patent enforcement laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed; and

15. we may not develop additional proprietary technologies that are patentable.

Any of these factors could hurt our ability to gain full patent protection for our products. Registered trademarks and trademark applications in the United States and other countries are subject to similar risks as described above for patents and patent applications, in addition to the risks described below.

Many of our product development partnership agreements are complex and may call for licensing or cross-licensing of potentially blocking patents, know-how or intellectual property. Due to the potential overlap of data, know-how and intellectual property rights there can be no assurance that one of our collaborators will not dispute our right to use, license or distribute data, know-how or other intellectual property rights, and this may potentially lead to disputes, liability or termination of a program. There are no assurances that our actions or the actions of our collaborators would not lead to disputes or cause us to default with other collaborators. For example, we may become involved in disputes with our collaborators relating to the ownership of intellectual property developed in the course of the partnership. We also cannot be certain that a collaborator will not challenge the validity or enforceability of the patents we license.

We cannot be certain that any country's patent and/or trademark office will not implement new rules which could seriously affect how we draft, file, prosecute and/or maintain patents, trademarks and patent and trademark applications. We cannot be certain that increasing costs for drafting, filing, prosecuting and maintaining patents, trademarks and patent and trademark applications will not restrict our ability to file for patent protection. For example, we may elect not to seek patent protection in certain jurisdictions or for certain inventions in order to save costs. We may be forced to abandon or return the rights to specific patents due to a lack of financial resources.

We intend to file applications for trademark registrations in connection with our product candidates in various jurisdictions, including the United States. No assurance can be given that any of our trademark applications will be registered in the United States or elsewhere, or that the use of any registered or unregistered trademarks will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA and regulatory authorities in other countries have their own process for drug nomenclature and their own views concerning appropriate proprietary names. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. The loss, abandonment, or cancellation of any of our trademarks or trademark applications could negatively affect the success of the product candidates to which they relate.

We have in-licensed, and may in the future in-license, a portion of our intellectual property, and, if we fail to comply with our obligations under these arrangements, we could lose such intellectual property rights or owe damages to the licensor of such intellectual property.

We currently rely, and may in the future rely, on certain intellectual property rights licensed from third parties to protect our technology and certain product candidates, and we may enter into additional license agreements in the future. As part of our discovery and development activities, we routinely evaluate in-licenses from academic and research institutions. We have sublicensed certain intellectual property rights related to our CD3 bispecific technology from a third party. We also license certain rights to the underlying cell lines for all our product candidates from third parties. Under these licenses, we have no right to control patent prosecution of the intellectual property or to enforce the patents, and as such the licensed rights may not be adequately maintained by the licensors. The termination of these or other licenses could also prevent us from commercializing product candidates covered by the licensed intellectual property.

Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty and other obligations on us. If there is any conflict, dispute, disagreement or issue of non-performance between us and our licensing partners regarding our rights or obligations under the license agreements, including any such conflict, dispute or disagreement arising from our failure to satisfy payment obligations under any such agreement, we may owe damages, our licensor may have a right to terminate the affected license, and our and our partners' ability to utilize the affected intellectual property in our drug discovery and development efforts, and our ability to enter into collaboration or marketing agreements for an affected product or therapeutic candidate, may be adversely affected.

We generally also are subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described in this "Risk Factors" section. If we or our licensors fail to adequately protect this intellectual property, our business, results of operations and financial condition could be adversely affected.

We may be required to reduce the scope of our intellectual property due to third-party intellectual property claims.

Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours that claims priority to an application filed prior to March 16, 2013, we may have to participate in an interference proceeding declared by the PTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. In addition, changes enacted on March 15, 2013 to the U.S. patent laws under the America Invents Act resulted in the United States changing from a "first to invent" country to a "first to file" country. As a result, we may lose the ability to obtain a patent if a third-party files with the PTO first and could become involved in proceedings before the PTO to resolve disputes related to inventorship. We may also become involved in similar proceedings in other jurisdictions.

Furthermore, changes in U.S. patent law under the America Invents Act allows for post-issuance challenges to U.S. patents, including ex parte reexaminations, inter parte reviews and post-grant review. There is significant uncertainty as to how the new laws will be applied and if our U.S. patents are challenged using such procedures, we may not prevail, possibly resulting in altered or diminished claim scope or loss of patent rights altogether. Similarly, some countries, notably members of the European Union, also have post grant opposition proceedings that can result in changes in scope and/or cancellation of patent claims.

Our products could infringe patents and other property rights of others, which may result in costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products, which could have a material adverse effect on our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the patents and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. For example, we are aware of issued patents owned by Merus B.V. (Merus) that may relate to and claim components of our bispecific antibody product candidates and partnered bispecific product candidates, including plamotamab, vudalimab and XmAb819 will putatively expire in 2033. In August 2024, Merus filed suit against us in the United States District Court of the District of Delaware alleging that we have infringed three of its patents. We maintain that our development of these candidates currently falls into the "safe harbor" of non-infringement under 35 U.S.C. §271(e)(1). This protection, however, would not be available upon commercialization nor can we give assurances on how the Court would rule on this issue. We also believe we have strong defenses to Merus's claims, including defenses of invalidity and/or non-infringement for the Merus patents, but there is no guarantee that we will prevail. If we are found to infringe the Merus patents, we may be ordered by a court to cease commercializing the applicable product candidates, which could materially harm our business. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed the Merus patents.

In addition, as the biopharmaceutical industry expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Our products may infringe or may be alleged to infringe these patents. Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patents that may cover our technologies, our product candidates or their use. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use of our products. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future.

If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management's time and attention in pursuing these proceedings, which could have a material adverse effect on us.

Any such claims are likely to be expensive to defend, and some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.

If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. We may also elect to enter into such a license in order to settle litigation or in order to resolve disputes prior to litigation. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us and could require us to make substantial royalty payments. We could also be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

If we are not able to prevent disclosure of our trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

We rely on trade secret protection to protect our interests in proprietary know-how and in processes for which patents are difficult to obtain or enforce. We may not be able to protect our trade secrets adequately. We have a policy of requiring our consultants, advisors, and collaborators to enter into confidentiality agreements and our employees to enter into invention, non-disclosure and non-compete agreements. However, no assurance can be given that we have entered into appropriate agreements with all parties that have had access to our trade secrets, know-how or other proprietary information. There is also no assurance that such agreements will provide for a meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. Furthermore, we cannot provide assurance that any of our employees, consultants, contract personnel, or collaborators, either accidentally or through willful misconduct, will not cause serious damage to our programs and/or our strategy, for example by disclosing important trade secrets, know-how or proprietary information to our competitors. It is also possible that our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us. In addition, others may independently discover our trade secrets and proprietary information. Any action to enforce our rights is likely to be time consuming and expensive, and may ultimately be unsuccessful, or may result in a remedy that is not commercially valuable. These risks are accentuated in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in the United States or Europe. Any unauthorized disclosure of our trade secrets or proprietary information could harm our competitive position.

If we do not obtain patent term extension and data exclusivity for any therapeutic candidates we develop, our business may be materially harmed.

Depending upon the timing, duration, and specifics of any FDA marketing approval of any therapeutic candidates we may develop, one or more of our owned or licensed U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request or we fail to choose the most optimal patents to extend, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

Risks Related to Our Dependence on Third Parties

Our patent protection and prosecution for some of our product candidates is dependent on third parties.

While we normally seek and gain the right to fully prosecute the patents relating to our product candidates, there may be times when patents relating to our product candidates are controlled by our licensors.

We may also have limited control over the maintenance and prosecution of in-licensed patents and patent applications, activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, such activities by these licensors may not have been or may not be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Our licensors may not successfully prosecute the patent applications to which we are licensed in a manner consistent with the best interests of our business. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the licensors' infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

We rely on third-party manufacturers to manufacture our product candidates and provide supplies for our studies. If any of our third-party manufacturers, encounter problems or loss of drug material during production or otherwise fail to comply with their contractual obligations, the development of our product candidates could be delayed or stopped.

The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our contract manufacturers must comply with cGMP regulations and guidelines. Manufacturers of biopharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

All of our XmAb engineered antibodies are manufactured by starting with cells which are stored in a cell bank. We have one master cell bank for each antibody manufactured in accordance with cGMP and multiple working cell banks and believe we would have adequate backup should any cell bank be lost in a catastrophic event. However, it is possible that we could lose multiple cell banks and have our manufacturing severely impacted by the need to replace the cell banks.

We cannot assure you that any stability or other issues relating to the manufacture of any of our product candidates or products will not occur in the future. Additionally, our manufacturer may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide any product candidates to patients in clinical trials and products to patients, once approved, would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our product candidates or products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our product candidates or products. We may also have to take inventory write-offs and incur other charges and expenses for product candidates or products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our product candidates or products and could have a material adverse effect on our business, prospects, financial condition and results of operations.

Certain of our third-party manufacturers are located outside the United States, and our ability to continue to receive drug material for our development candidates would be at-risk in the event of instability or geopolitical problems between the United States and the country's where these manufacturers are located. During the last few years, there have also been significant changes to U.S. and other countries' trade policies, export control laws, sanctions, legislation, treaties and tariffs. There is currently significant uncertainty about the future of trade relationships around the world, including potential changes to trade laws and regulations, trade policies, and tariffs. We cannot predict what additional actions may ultimately be taken by the United States or other governments with respect to tariffs or trade relations, what products may be subject to such actions (including subject to U.S. export control restrictions), or what actions may be taken by the other countries in retaliation. As a result of these dynamics, we cannot predict the impact to our relationships with third-party manufacturers or our business of any future changes to the United States' or other countries' trading relationships or the impact of new laws or regulations adopted by the United States or other countries.

Our existing partnerships are important to our business, and future partnerships may also be important to us. If we are unable to maintain any of these partnerships, or if these partnerships are not successful, our business could be adversely affected.

Because developing biologics products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we have entered into partnerships, and may seek to enter into additional partnerships, with companies that have more resources and experience than us, and we may become dependent upon the establishment and successful implementation of partnership agreements.

Our partnership and license agreements include those we have with J&J, Genentech, Vir, Amgen, Incyte, Alexion and others. These partnerships and license agreements also have provided us with important funding for our development programs, and we expect to receive additional funding under these partnerships in the future. Our existing partnerships, and any future partnerships we enter into, may pose a number of risks, including the following:

1. collaborators have significant discretion in determining the efforts and resources that they will apply to these partnerships;

2. such arrangements may include cost-sharing obligations that require us to incur substantial costs in excess of our available resources;

3. collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

4. collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

5. collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

6. a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

7. disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

8. while we have generally retained the right to maintain and defend our intellectual property under our agreements with collaborators, certain collaborators may not properly maintain or defend certain of our

intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information;

9. collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

10. collaborators may learn about our technology and use this knowledge to compete with us in the future;

11. results of collaborators' preclinical or clinical studies could produce results that harm or impair other products using our XmAb technology platform;

12. there may be conflicts between different collaborators that could negatively affect those partnerships and potentially others; and

13. the number and type of our partnerships could adversely affect our attractiveness to future collaborators or acquirers.

If our partnerships and license agreements do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research and development funding or milestone or royalty payments under the arrangement. If we do not receive the funding we expect under these arrangements, our continued development of our product candidates could be delayed, and we may need additional resources to develop additional product candidates. All of the risks described in these risk factors relating to product development, regulatory approval and commercialization described in this Annual Report also apply to the activities of our collaborators and there can be no assurance that our partnerships and license agreements will produce positive results or successful products on a timely basis or at all.

Our partnership agreements generally grant our collaborators exclusive rights under certain of our intellectual property and may therefore preclude us from entering into partnerships with others relating to the same or similar compounds, indications or diseases. In addition, partnership agreements may place restrictions or additional obligations on our ability to license additional compounds in different indications, diseases or geographical locations. If we fail to comply with or breach any provision of a partnership agreement, a collaborator may have the right to terminate, in whole or in part, such agreement or to seek damages. Many of our collaborators also have the right to terminate the partnership agreement for convenience. If a partnership agreement is terminated, in whole or in part, we may be unable to continue the development and commercialization of the applicable product candidates, and even if we are able to do so, such efforts may be delayed and result in additional costs.

There is no assurance that a collaborator who is acquired by a third party would not attempt to change certain contract provisions that could negatively affect our partnership. The acquiring company may also not accept the terms or assignment of our contracts and may seek to terminate the agreements. Any one of our partners could breach covenants, restrictions and/or sub-license agreement provisions leading us into disputes and potential breaches of our agreements with other partners.

We may in the future determine to partner with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a partnership will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed partnership and the proposed collaborator's evaluation of a number of factors. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into partnerships and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform and our business, prospects, financial condition and results of operations may be materially and adversely affected.

We rely upon third-party contractors, and service providers for the execution of most aspects of our development programs. Failure of these collaborators to provide services of a suitable quality and within acceptable timeframes may cause the delay or failure of our development programs.

We outsource manufacturing, certain functions, testing and services to CROs, medical institutions and collaborators, and we rely on third parties for quality assurance, clinical monitoring, clinical data management and regulatory expertise. We also have engaged, and may in the future engage, a CRO to run all aspects of a clinical trial on our behalf. There is no assurance that such individuals or organizations will be able to provide the functions, tests, biologic supply or services as agreed upon or in a quality fashion and we could suffer significant delays in the development of our products or processes.

In some cases, there may be only one or few providers of such services, including clinical data management or manufacturing services. In addition, the cost of such services could be significantly increased over time. We rely on third parties and collaborators as mentioned above to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties and collaborators for clinical development activities reduces our control over these activities. Our reliance on these parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with GCP regulations and the investigational plan and protocols contained in the regulatory agency applications. In addition, these third parties may not complete activities on schedule or may not manufacture under GMP conditions. Preclinical or clinical studies may not be performed or completed in accordance with Good Laboratory Practices (GLP) regulatory requirements or our trial design. If these third parties or collaborators do not successfully carry out their contractual duties or meet expected deadlines, obtaining regulatory approval for manufacturing and commercialization of our product candidates may be delayed or prevented. We rely substantially on third-party data managers for our clinical trial data. There is no assurance that these third parties will not make errors in the design, management or retention of our data or data systems. There is no assurance these third parties will pass FDA or regulatory audits, which could delay or prohibit regulatory approval.

We rely on third parties to manufacture supplies of our preclinical and clinical product candidates. The development of such candidates could be stopped or delayed if any such third party fails to provide us with sufficient quantities of product or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance.

We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture any clinical candidates on a clinical scale. Instead, we rely on our third-party manufacturing partners to manufacture our clinical drug supply. Any of our contract manufacturers may not perform as agreed, may be unable to comply with cGMP requirements and with FDA, state and foreign regulatory requirements or may terminate their respective agreements with us.

In addition, manufacturers are subject to ongoing periodic unannounced inspection by the FDA and other governmental authorities to ensure strict compliance with government regulations. We do not control the manufacturing processes of our third-party manufacturing partners, which include, among other things, quality control, quality assurance and the maintenance of records and documentation. If we were to experience an unexpected loss of supply, we could experience delays in our planned clinical trials as our third-party manufacturing partner would need to manufacture additional clinical drug supply and would need sufficient lead time to schedule a manufacturing slot. While there are other potential suppliers of clinical supplies of our biologics, the long transition periods necessary to switch manufacturers for any of our clinical drug supply would significantly delay our clinical trials and the commercialization of such products, if approved.

Risks Related to Our Industry

Clinical trials are expensive and take years to conduct, the outcome of such clinical trials is uncertain and results of earlier studies and trials may not be predictive of future trial results. Clinical trials may fail to prove our product candidates are safe and effective.

Each product candidate must receive regulatory approval and therefore must undergo rigorous and extensive preclinical studies and clinical trials to demonstrate safety and efficacy in patients. Clinical trials at any stage in development may fail to demonstrate the safety, efficacy or pharmacologic properties needed to be a viable product candidate in patients. Early clinical trials are expensive and can take many years to complete and may fail to demonstrate the safety and pharmacokinetic characteristics needed to invest in larger later stage clinical studies. Alternatively, success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the safety and effectiveness of a product candidate . Later clinical studies that are larger may not demonstrate the desired safety and efficacy profile needed to be of benefit to patients. Additionally, regulatory authorities may determine that the data provided is not sufficient to grant marketing approval for our product candidates and may request additional data including additional clinical trials or reject product approval.

Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials and abandon product candidates.

Conducting early clinical trials is complex and the outcomes are uncertain. Preclinical studies are performed to help inform human clinical trials, but human and animal studies are not comparable. Expected or unexpected undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us, our collaborators, the FDA or other regulatory authorities for a number of reasons. If we elect or are required to delay, suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. If our product candidates are associated with adverse events in clinical trials or have side effects or other characteristics that are serious or unexpected, we may need to abandon their development or limit development to more narrow uses in which the adverse events, side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. We may also be required to modify our trial plans based on findings in our ongoing clinical trials. The FDA may also require that we conduct additional studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for our product candidates or limiting the scope of the approved indication, if approved. Many product candidates that initially showed promise in early stage testing have later been found to cause side effects that prevented further development of such product candidates.

Treatment-related side effects could also affect subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Furthermore, we may be required to expend time and incur costs to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or comparable foreign regulatory authorities in a timely manner or at all. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of the product candidate at issue. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates.

Our inability to enroll a sufficient number of patients for any of our clinical trials could result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and in delays to commercially launching our product candidates, if approved, which would cause the value of our company to decline and limit our ability to obtain additional financing.

Delays in the commencement or completion of clinical trials could result in increased costs to us and delay our ability to establish strategic collaborations.

Delays in the commencement or completion of clinical trials could significantly impact our drug development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement of clinical trials can be delayed for a variety of reasons, including, but not limited to, delays related to:

- obtaining regulatory approval to commence one or more clinical trials;
- reaching agreement on acceptable terms with prospective CROs and clinical trial sites;
- manufacturing sufficient quantities of a drug candidate or other materials necessary to conduct clinical trials, as well as receiving the supplies and materials needed to conduct our clinical trials, including interruptions in global shipping that may affect the transport of clinical materials;
- obtaining institutional review Board of Directors approval to conduct one or more clinical trials at a prospective site;

- recruiting and enrolling patients to participate in one or more clinical trials, especially as patients may be reluctant or unable to visit clinical sites, or may delay seeking treatment for chronic conditions;
- the failure of our collaborators to adequately resource our drug candidates due to their focus on other programs or as a result of general market conditions;
- recruiting clinical site investigators, clinical site staff and potential closure or defunding of clinical facilities; and
- changes in regulations, which may require us to change the ways in which our clinical trials are conducted.

In addition, once a clinical trial has begun, it may be suspended or terminated by us, our collaborators, the institutional review boards or data safety monitoring boards charged with overseeing our clinical trials, the FDA, EMA or comparable foreign authorities due to a number of factors, including:

- failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;
- inspection of the clinical trial operations or clinical trial site by the FDA, EMA or comparable foreign authorities resulting in the imposition of a clinical hold;
- unforeseen safety issues; or
- lack of adequate funding to continue the clinical trial.

If we experience delays in the completion or termination of any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to commence product sales and generate product revenues from any of our product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs and slow down our product candidate development and approval process. Delays in completing our clinical trials could also allow our competitors to obtain marketing approval before we do or shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Our industry is subject to competition for skilled personnel and the challenges we face to identify and retain key personnel could impair our ability to effectively conduct and grow our operations.

Attracting and retaining the highly qualified management, scientific and medical personnel necessary for us to successfully implement our business strategy is extremely competitive in the biotechnology industry. Our industry is experiencing an increasing rate of competition in hiring and retaining employees and in turnover of management personnel. We depend heavily on our current management team, whose services are critical to the successful implementation of our product candidate development and regulatory strategies. In order to induce valuable employees to continue their employment with us, we have provided equity incentives that vest over time. The value to employees of this equity is significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management team may terminate their employment with us at any time, with or without notice. Further, we do not maintain "key person" insurance for any of our executives or other employees. The loss of the services of any of our executive officers and our inability to find suitable replacements could harm our business, financial condition, prospects and ability to achieve the successful development or commercialization of our product candidates. Our success also depends on our ability to continue to attract, retain and motivate highly skilled scientific and medical personnel at all levels.

Since 2016 we have been increasing the number of our employees and expanding the scope of our operations with a goal of advancing multiple clinical candidates into development. The increase in our number of employees places a significant strain on our management, operations, and financial resources, and we may have difficulty managing this growth. As we continue to grow our operations and advance our clinical programs into later stages of development, it will require us to recruit and retain employees with additional knowledge and skill sets and no assurance can be provided that we will be able to attract employees with the necessary skill set to assist in our growth. Many of the other biotechnology and pharmaceutical companies and academic institutions that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. We also may employ consultants or part-time and contract employees. There can be no assurance that these individuals are retainable. While we have been able to attract and retain skilled and experienced personnel and consultants in the past, no assurance can be given that we will be able to do so in the future.

The development and commercialization of biologic products is subject to extensive regulation, and we may not obtain regulatory approvals for any of our product candidates.

The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing and distribution and other possible activities relating to our current lead antibody product candidates, as well as any other antibody product candidate that we may develop in the future, are subject to extensive regulation in the United States and outside the U.S. as biologics.

If we experience delays in obtaining approval, or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired which would adversely affect our business, prospects, financial condition and results of operations.

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, biotechnology companies, universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, drug products that are more effective or less costly than any product candidate that we are currently developing or that we may develop.

Competition in autoimmune disease and cancer drug development is intense, with hundreds of compounds in clinical trials by large multinational pharmaceutical companies. In addition, many currently marketed drugs are undergoing clinical testing in new indications in order to expand their use to new patient populations. Other companies, including many large international companies, are developing bispecific antibody technologies and checkpoint inhibitors. This includes products in preclinical and clinical development. Some of these agents have received marketing approval, and companies continue to conduct clinical trials to expand their currently approved indications. Alternative technologies, such as standard chemotherapy, cellular therapies and cancer vaccines, may also compete with our products for patients to conduct clinical trials and future potential market share.

Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery and development to:

1. discover and develop products that are superior to other products in the market;

2. attract qualified scientific, product development and commercial personnel;

3. obtain and maintain patent and/or other proprietary protection for our products and technologies;

4. obtain required regulatory approvals; and

5. successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new products.

Established biopharmaceutical companies may invest heavily to accelerate discovery and development of products that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do, which would have a material adverse impact on our business. We will not be able to successfully commercialize our product candidates without establishing sales and marketing capabilities internally or through collaborators.

Our current and future relationships with healthcare professionals, principal investigators, consultants, customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback,

fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to penalties.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may require us to comply with broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute and the federal civil False Claims Act, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any product candidates for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy and security regulation by the federal government and by the states and foreign jurisdictions in which we conduct our business.

Efforts to ensure that our future business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, as well as reputational harm, which could significantly harm our business.

Present and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. Healthcare reform measures, if approved, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that may be charged for any of our product candidates.

Even if we are able to commercialize any product candidates, our product candidates may be subject to unfavorable pricing regulations, third-party coverage and reimbursement policies or healthcare reform initiatives.

Our ability to commercialize any product candidates successfully will depend, in part, on the extent to which coverage and adequate reimbursement for our product candidates will be available from government payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers, managed care plans and other third-party payors. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidates for which marketing approval is obtained.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drugs and biological products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues able to be generated from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

There can be no assurance that our product candidates, if they are approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication, that they will be considered cost-effective by third-party payors, that coverage or an adequate level of reimbursement will be available, or that third-party payors' reimbursement policies will not adversely affect our ability to sell our product candidates profitably if they are approved for sale.

Our business involves the controlled use of hazardous materials and as such we are subject to environmental and occupational safety laws. Continued compliance with these laws may incur substantial costs and failure to maintain compliance could result in liability for damages that may exceed our resources.

Our research, manufacturing and development processes, and those of our third-party contractors and partners, involve the controlled use of hazardous materials. We and our manufacturers are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We are not insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations or any liability thereunder.

We may become subject to the risk of product liability claims.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we or our partners commercialize any products. Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, the principal risks we face relate to patients in our clinical trials, who may suffer unintended consequences. Claims might be made by patients, healthcare providers or pharmaceutical companies or others. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources.

General Risk Factors

Our intellectual property may be infringed upon by a third party.

Third parties may infringe one or more of our issued patents or trademarks. We cannot predict if, when or where a third party may infringe one or more of our issued patents or trademarks. To counter infringement, we may be required to file infringement claims, which can be expensive and time consuming. There is no assurance that we would be successful in a court of law in proving that a third party is infringing one or more of our issued patents or trademarks. Any claims we assert against perceived infringers could also provoke these parties to assert counterclaims against us, alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly and/or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question, any of which may adversely affect our business. Even if we are successful in proving in a court of law that a third party is infringing one or more of our issued patents or trademarks there can be no assurance that we would be successful in halting their infringing activities, for example, through a permanent injunction, or that we would be fully or even partially financially compensated for any harm to our business. We may be forced to enter into a license or other agreement with the infringing third party at terms less profitable or otherwise commercially acceptable to us than if the license or agreement were negotiated under conditions between those of a willing licensee and a willing licensor. We may not become aware of a third-party infringer within legal timeframes for compensation or at all, thereby possibly losing the ability to be compensated for any harm to our business. Such a third party may be operating in a foreign country where the infringer is difficult to locate and/or the intellectual property laws may be more difficult to enforce. Some third-party infringers may be able to sustain the costs of complex infringement litigation more effectively than we can because they have substantially greater resources. Any inability to stop third-party infringement could result in loss in market share of some of our products or even lead to a delay, reduction and/or inhibition of the development, manufacture or, sale of certain products by us. There is no assurance that a product produced and sold by a third-party infringer would meet our or other regulatory standards or would be safe for use. Such third-party infringer products could irreparably harm the reputation of our products thereby resulting in substantial loss in market share and profits.

We may not have or be able to obtain or maintain sufficient and affordable insurance coverage to cover product liability claims, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations. We run clinical trials through investigators that could be negligent through no fault of our own and which could affect patients, cause potential liability claims against us and result in delayed or stopped clinical trials. We are required by contractual obligations to indemnify collaborators, partners, third-party contractors, clinical investigators, and institutions. These indemnifications could result in a material impact due to product liability claims against us and/or these groups. We currently carry at least $10.0 million in product liability insurance, which we believe is appropriate for our current clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. We may also need to expand our insurance coverage as our business grows or if any of our product candidates is commercialized. We may not be able to maintain or increase insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees' former employers.

Many of our employees were previously employed at universities or other life sciences companies, including our competitors or potential competitors. Although no claims against us are currently pending, we or our employees may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. A loss of key research personnel work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Our business could be negatively impacted by cybersecurity threats and other disruptions, including the theft of our intellectual property, and could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We and our third-party vendors and suppliers are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. In the ordinary course of our business, we use our data centers and our networks to store and access confidential and proprietary business information. The information includes, among other things, our intellectual property and proprietary information, the confidential information of our collaborators and licensees and the personal data of our employees, and the individually identified health information of patients participating in our clinical trials. It is important to our operations and business strategy that this electronic information remains secure and is perceived to be secure. The size and complexity of our information technology systems, and those of our partners and third-party vendors with whom we contract together with the volume of data we retain, make such systems potentially vulnerable to breakdown, malicious intrusion, security breaches and other cybersecurity attacks.

Information security risks have significantly increased in recent years in part due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors. We face various cybersecurity threats, including cybersecurity attacks to our information technology infrastructure and attempts by others to gain access to our proprietary or sensitive information. Our technology systems and those of our current partners and third-party vendors are vulnerable to attack, damage and interruption from computer viruses and malware (e.g. ransomware), malicious code, cybersecurity threats (such as denial or degradation-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks), unauthorized access or use, natural disasters, terrorism, war and telecommunication and electrical failures, employee theft or misuse, human error, fraud, and sophisticated nation-state and nation-state-supported actors. A security breach or privacy violation that leads to disclosure or modification of or prevents access to personal data or other protected information could harm our reputation, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect personal data, resulting in increased costs or loss of revenue. Similarly, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Moreover, a security breach that exposes our confidential intellectual property could compromise our patent portfolio. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. Moreover, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information, trade secrets or other intellectual property. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

The procedures and controls we use to monitor these threats and mitigate our exposure may not be sufficient to prevent cybersecurity incidents. The result of these incidents could have a material adverse effect on our business, financial condition and results of operations including disrupted operations, lost opportunities, misstated financial data, liability for stolen assets or information, increased costs arising from the implementation of additional security protective measures, litigation and reputational damage. Any remedial costs or other liabilities related to cybersecurity incidents may not be fully insured or indemnified by other means.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our products, technologies and programs, and the diseases our product or product candidates are designed to treat. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to comment on the effectiveness of a product or to report an alleged adverse event. When such disclosures occur, there is a risk that we fail to monitor and comply with applicable adverse event reporting obligations or we may not be able to defend ourselves or the public's legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product or product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face overly restrictive regulatory actions or incur other harm to our business.

Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could have a material adverse effect on our business, financial condition or results of operations.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply. Depending on our activities and operations we may be subject to privacy laws in other jurisdictions. For example, the collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union (the EU) including personal health data, is subject to the EU General Data Protection Regulation (GDPR) which took effect across all member states of the European Economic Area (EEA) in May 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. In addition, the GDPR imposes strict rules on the transfer of personal data to countries outside the EU, which includes the United States and, as a result, increases the scrutiny that clinical trial sites located in the EEA should apply to transfers of personal data from such sites to countries that are considered to lack an adequate level of data protection, such as the United States. The GDPR also permits data protection authorities to require destruction of improperly gathered or used personal data and/or impose substantial fines for violations of the GDPR, which can be up to 4% of global revenues or €20 million, whichever is greater, and it also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR provides that EU member states may make their own additional laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

The European Data Protection Board continues to release guidelines for industries and impose fines related to the GDPR, some of which have been very significant. To improve coordination among EU supervisory authorities, the European Commission has proposed a new regulation that would help to streamline enforcement of the GDPR in crossborder cases. Meanwhile, there continues to be persistent uncertainty relating to the transfer of personal data from Europe to the U.S., or other non-adequate countries, following the Schrems II decision. On July 10, 2023, the European Commission adopted its adequacy decision on the EU-U.S. Data Privacy Framework (DPF). The decision, which took effect on the day of its adoption, concludes that the United States ensures an adequate level of protection for personal data transferred from the EEA to companies certified to DPF. However, it remains too soon to tell how the future of DPF will evolve and what impact it will have on our international activities. At least one challenge to the DPF is pending before the Court of Justice of the European Union.

Further, Brexit has led and could also lead to legislative and regulatory changes that may increase our compliance costs. As of January 1, 2021 and the expiry of transitional arrangements agreed to between the UK and the EU, data processing in the UK is governed by a UK version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission adopted an Adequacy Decision for the UK, allowing for the relatively free exchange of personal data between the EU and the UK (as the UK correspondingly allows transfers back to the EU). However, the European Commission may suspend the Adequacy Decision if it considers that the UK no longer provides for an adequate level of data protection. A bill to amend the existing UK framework has been reintroduced (in a different form) by the new UK Government and was announced as a bill which will be introduced into Parliament at the King's Speech on July 17, 2024. At this time, there is no specific clarity on the provisions of the bill, or the extent to which it will amend the UK framework, beyond general descriptions on its intended purpose.

Similar actions are either in place or under way in the United States. There are a broad variety of data protection and breach notification laws that are applicable to our activities, and a wide range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns based on general consumer protection laws. Each of these laws is subject to varying interpretations and the legislative landscape is constantly evolving and the Federal Trade Commission (FTC) and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. At the federal level, for example, the Health Insurance Portability and Accountability Act of 1996 (HIPAA), which establishes privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. We may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. Requirements for compliance under HIPAA are also subject to change, as the U.S. Department of Health and Human Services Office of Civil Rights issued a proposed rule that would amend certain security compliance requirements for covered entities and business associates. Even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers' personal data secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. In 2024, the FTC finalized updates to the Health Breach Notification Rule that, among other things, clarified its applicability to health apps and other similar technologies and expanded the information the breach notification requirements for entities subject to the rule which may add additional complexity to compliance obligations going forward.

Additionally, new laws also are being considered at both the state and federal levels and several states have passed comprehensive privacy laws. For example, the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, and as was later amended and expanded, is creating similar risks and obligations as those created by the GDPR, though the CCPA does exempt certain clinical trial data. The CCPA may increase our compliance costs and potential liability, and we cannot yet predict the impact of the CCPA on our business. Similar laws passed in various other states such as Virginia, Colorado, Connecticut, New Jersey and Texas, with effective dates through 2026. Some state laws also minimize what data can be collected from consumers and how businesses may use and disclose it. These state privacy laws also require businesses to make disclosures to consumers about data collection, use and sharing practices. In addition, some of these laws (including the CCPA), along with other standalone health privacy laws, subject health-related information to additional safeguards and disclosures and some specifically regulate consumer health data, such as the Washington My Health My Data Act, which became effective in 2023 and 2024, Nevada's Consumer Health Data Privacy Law, which became effective in 2024, and Connecticut's amendments to its privacy law to address health data, which became effective in 2023. Additionally, a broad range of legislative measures also have been introduced at the federal level. Accordingly, failure to comply with federal and state laws (both those currently in effect and future legislation) regarding privacy and security of personal data could expose us to fines and penalties under such laws. There also is the threat of consumer class actions related to these laws and the overall protection of personal data.

Our employees and personnel use generative artificial intelligence, or AI, technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

Given the breadth and depth of changes in data protection obligations, preparing for and complying with these requirements is rigorous and time intensive and requires significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, CROs, contractors or consultants that process or transfer personal data collected in the EU. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal data from our clinical trials, and access to certain data such as the European Health Data Space Regulation, could require us to change our business practices and put in place additional compliance mechanisms, may interrupt or delay our development, regulatory and commercialization activities and increase our cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against us and could have a material adverse effect on our business, financial condition or results of operations. Similarly, failure to comply with federal and state laws regarding privacy and security of personal data could expose us to fines and penalties under such laws. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our reputation and our business.

We may be vulnerable to disruption, damage and financial obligation as a result of system failures.

Despite the implementation of security measures, any of the internal computer systems belonging to us, our collaborators or our third-party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in our own, in collaborators' or in third-party service vendors' operations could result in a material disruption of our drug discovery and development programs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners' regulatory approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs and competitive position may be adversely affected and the further development of our product candidates may be delayed. Furthermore, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, or to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal, and administrative sanctions, and our reputation.

In addition, during the course of our operations our directors, executives, and employees may have access to material, nonpublic information regarding our business, our results of operations, or potential transactions we are considering. We may not be able to prevent a director, executive, or employee from trading in our common stock on the basis of, or while having access to, material, nonpublic information. If a director, executive, or employee was to be investigated or an action was to be brought against a director, executive, or employee for insider trading, it could have a negative impact on our reputation and our stock price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Our Board of Directors, in coordination with the Audit Committee of the Board of Directors (the Audit Committee), is responsible for overseeing our risk management and information technology programs of which cybersecurity is a critical element. Management is responsible for the administration of our cybersecurity policies, standards, procedures and practices. Our cybersecurity policies, standards, procedures, and practices are based on the Center for Internet Security (CIS) Critical Security Controls, a framework for companies to establish and evaluate cybersecurity policies, procedures and practices. We seek to address material cybersecurity threats through a company-wide approach that addresses the confidentiality, integrity, and availability of our information systems or the information that we collect and store, by assessing, identifying and managing cybersecurity issues as they arise.

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management strategy focuses on several issues:

Identification and Reporting: We have implemented a comprehensive approach to assessing, identifying and managing material cybersecurity threats and incidents. Our program includes controls and procedures to timely identify, classify and escalate certain cybersecurity incidents to provide management visibility and allow for direction from management as to the public disclosure and reporting of material incidents in a timely manner.

Technical Safeguards: We implement current information technologies to support our cybersecurity practices. These technologies are designed to protect our information systems from cybersecurity threats and include email and internet protection, firewall and network security, intrusion detection and prevention systems, anti-malware endpoint detection and response, security event monitoring and alerting, high availability and replication, system configuration and asset management, backup and restoration processes, vulnerability and patch management, identity and access management and data encryption. These technologies and controls are continuously evaluated and improved through vulnerability assessments and cybersecurity threat intelligence, as well as audits by third-party specialists and certifications.

Incident Response and Recovery Planning: We have established and maintain a comprehensive incident response plan, designed to address our response to a cybersecurity incident. Our cross-functional members comprise the incident response team to respond and disclose material incidents. The incident response plan defines pre-incident activities and preparation, classification of incidents, response team internal and external contacts, process flow of the response team, escalation of incidents to outside entities and law enforcement and frequency of review of the incident response plan. We conduct regular tabletop exercises (i.e., discussion-based simulations) to test these plans and ensure personnel are familiar with their roles in a response scenario.

Third-Party Risk Management: We maintain a comprehensive, risk-based approach to identifying and overseeing material cybersecurity threats presented by third parties, including vendors, service providers, contractors, consultants and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a material cybersecurity incident affecting those third-party systems, including any outside auditors or consultants who advise on our cybersecurity systems. Third parties are regularly assessed to determine the need for cybersecurity auditing based on risk evaluation.

Education and Awareness: We provide regular, mandatory training and assessment for all levels of employees regarding cybersecurity threats as a means to equip our employees with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes, and practices.

We conduct periodic assessment and testing of our policies, standards, processes, and practices including audits by independent third-party specialists in a manner intended to address cybersecurity threats and events. Policies are reviewed and revised on a frequent basis for relevance and to maintain compliance. The results of such assessments, audits, and reviews are evaluated by management and reported to the Audit Committee, and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

Governance

The Board, in coordination with the Audit Committee, oversees our risk management and information technology programs, including the management of cybersecurity threats. The Audit Committee receives regular presentations and reports on developments in the cybersecurity space, including risk management practices, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security issues encountered by our peers and third parties. The Audit Committee also receives prompt and timely information regarding any cybersecurity risk that meets pre-established reporting thresholds, as well as ongoing updates regarding any such risk. On an annual basis, the Audit Committee discusses our approach to overseeing cybersecurity threats with our head of Information Technology (IT) and other members of senior management.

Xencor's head of IT has 33 years of experience and has managed information technology in complex environments for 20 years. In coordination with senior management, including the CFO, the head of IT works collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any material cybersecurity incidents in accordance with our incident response and recovery plans. Cross-functional teams throughout the Company address cybersecurity threats and respond to cybersecurity incidents support the success of our cybersecurity program. Ongoing communications with these teams are designed to keep the head of IT and senior management informed about the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

Material Effects of Cybersecurity Incidents

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Item 2. Properties.

Our principal laboratory and administrative facilities are currently located in Pasadena, California, which is located in the greater Los Angeles region. We currently lease 83,083 square feet of laboratory and office space in Pasadena, California (the initial lease). The lease became effective on August 1, 2022 and is for a term of 13 years. An additional 46,460 square feet of space adjacent to the existing space, is subject to a lease that begins on July 1, 2025 (the second lease). The second lease is for a term of 10 years and expires at the same time as the initial lease.

We also continue to lease 24,000 square feet of office and lab at our previous facility in Monrovia, California pursuant to a lease that expires December 31, 2025.

In August 2023, we entered into a lease for 9,400 square feet of office space in San Diego, California. The term of the lease agreement began in September 2023 and expires in December 2027.

We believe that our existing facilities are adequate to meet our current and future needs.

Item 3. Legal Proceedings.

We are currently a party to an action initiated by Merus N.V. (Merus) in the District of Delaware alleging that our manufacture, use, offer for sale, sale, and/or importation of common light chain antibodies and heterodimeric antibodies infringes certain claims of three Merus patents. Merus filed its complaint against us on August 5, 2024. Merus asserted claims of U.S. Patent Nos. 9,944,695, 9,358,286 and 11,926,859 (collectively, the Asserted Patents). Merus seeks a judgment of patent infringement, an order enjoining us from infringing the Asserted Patents, a damages award (together with interest), a declaration of willful infringement, and a finding that this case is exceptional. On October 10, 2024, we filed a motion to dismiss the Merus complaint with prejudice under Rule 12(b)(6), in which we argued that all of the activities accused of infringement are covered by the 35 U.S.C.§ 271(e)(1) safe harbor. Merus filed its response to our motion on October 31, 2024, and we replied to Merus' response on November 14, 2024. Both Merus and we requested a hearing for the motion to dismiss. On February 11, 2025, we filed for *inter partes* review of Merus' U.S. Patent Nos. 9,358,286 and 11,926,859 before the U.S. Patent and Trademark Appeal Board seeking a finding that certain claims of those patents are unpatentable. We believe we have strong defenses to Merus' claims, including defenses of invalidity and/or non-infringement, but there is no guarantee that we will prevail.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock began trading on The Nasdaq Global Market on December 3, 2013 under the symbol "XNCR." Prior to such time, there was no public market for our common stock. On February 14, 2025, the closing price for our common stock as reported on the Nasdaq Global Market was $16.31.

Holders of Record

As of February 14, 2025, we had 70,461,934 shares of common stock outstanding held by approximately 166 stockholders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our Board of Directors may deem relevant.

Performance Graph

The following graph shows a comparison from December 31, 2019 through December 31, 2024 of the cumulative total return for our common stock, the Nasdaq Biotechnology Index (NBI) and the Nasdaq Composite Index (CCMP). The graph assumes an initial investment of $100 on December 31, 2019 and assumes reinvestment of the full amount of all dividends, if any. The comparisons in the graph are not intended to forecast or be indicative of possible future performance of our common stock.



350
300
250
200
150
100
50
0
31- Dec-19
31- Dec-20
31- Dec-21
31- Dec-22
31- Dec-23
31- Dec-24
Xencor
NASDAQ Biotechnology Index {NBI}
NASADAQ Composite Index {IXIC}

The performance graph shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended or the Exchange Act, except to the extent that we specifically incorporate such information by reference, and shall not otherwise be deemed filed under such acts.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this Annual Report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied in any forward-looking statements as a result of various factors, including those set forth under the caption "Risk Factors" in Item 1A, and other documents we file with the Securities and Exchange Commission. Historical results are not necessarily indicative of future results.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing engineered antibody therapeutics to treat patients with cancer and autoimmune diseases, who have unmet medical needs. We use our protein engineering capabilities to design new technologies and XmAb® drug candidates with improved properties. We advance these candidates into clinical-stage development, where we are conducting Phase 1 and Phase 2 studies for a broad portfolio of programs, to determine which programs we advance into later stages of development and potentially commercialization, which programs we partner to access complementary resources to optimize development, and which programs we discontinue.

Our approach to protein design includes engineering Fc domains, the parts of antibodies that interact with multiple segments of the immune system and control antibody structure. The Fc domain is constant and interchangeable among antibodies, and our engineered XmAb Fc domains can be readily substituted for natural Fc domains.

We and our partners develop XmAb antibodies and other types of biotherapeutic drug candidates with improved properties and functionality, which can provide innovative approaches to potentially treating disease and clinical benefits over other treatment options. Applications of our protein engineering technologies include multi-specific antibodies that

bind two or more different targets simultaneously, creating entirely new biological mechanism of anti-disease activity, or enhancement of antibody performance by increasing immune inhibitory activity, improving cytotoxicity, extending circulating half-life and stabilizing novel protein structures. Three marketed XmAb medicines have been developed with our protein engineering technologies.

Refer to Part I, Item 1, "XmAb Bispecific Fc Domain and Multi-Specific Antibody Formats" and "Other XmAb Fc Domains" in the description of our business included in this Annual Report for a discussion of our core Fc technology platforms.

Strategic Portfolio Prioritization

We are focused on developing T cell-engaging bispecific antibodies, which we believe hold great potential for the treatment of patients with solid tumors and autoimmune diseases, and beginning in the third quarter of 2023, we began aligning our portfolio to prioritize these programs, which now include XmAb819 (ENPP3 x CD3), XmAb541 (CLDN6 x CD3), plamotamab (CD20 x CD3) and XmAb657 (CD19 x CD3). We have also prioritized a potential best-in-class anti-TL1A antibody, XmAb942 (Xtend TL1A), and a research-stage TL1A x IL-23p19 bispecific antibody program.

We have implemented measures to align resources with our strategic plan for a focused pipeline and to strengthen our financial position.

In 2024, we narrowed the clinical development plan for our dual checkpoint inhibitor, vudalimab, in treating patients with advanced prostate and non-small cell lung cancers. We also concluded Phase 1 studies evaluating our XmAb564 and XmAb662 cytokine drug candidates and paused further development of both programs. In addition, our cost-sharing obligations with Genentech, related to the development of the cytokine drug candidate efbalropendekin alfa, ended as of June 1, 2024, and Genentech became responsible for all development thereafter. In June 2024, we also announced that we would regain worldwide rights to plamotamab from J&J.

In September 2024, we announced new clinical development plans for plamotamab and announced new XmAb drug candidates to be evaluated for the treatment of patients with autoimmune and inflammatory diseases. We subsequently completed an underwritten public offering of common stock and pre-funded warrants, and we received gross proceeds of $201.3 million before deducting underwriting discounts, commissions and offering expenses.

During 2024, we initiated first-in-human studies to evaluate XmAb541, a first-in-class bispecific antibody being developed for patients with CLDN6-positive tumors including advanced ovarian cancer, and XmAb942, our high potency anti-TL1A antibody with extended half-life in development for people living with inflammatory bowel disease (IBD).

In early 2025, we paused further development of vudalimab and decided not to initiate expansion cohorts of XmAb808 in combination with pembrolizumab. Potential combination of XmAb808 with CD3 T-cell engaging bispecific antibodies is being evaluated.

As of December 31, 2024, we had $706.7 million in cash, cash equivalents and marketable debt securities, and based on our current plans and projections, we estimate this will provide necessary funding into 2028.

Advancements in Our Clinical Portfolio of XmAb Drug Candidates

Our modular XmAb bispecific technology and protein engineering capabilities enable us to rapidly advance multiple drug candidates into clinical development. We are currently enrolling Phase 1 clinical studies for three wholly owned candidates to treat patients with many different types of serious diseases: XmAb819, XmAb541 and XmAb942. Two additional drug candidates are planned to enter clinical development in 2025: plamotamab and XmAb657.

Oncology Programs

XmAb819 (ENPP3 x CD3): XmAb819 is a first-in-class, tumor-targeted, T-cell engaging XmAb 2+1 bispecific antibody in development for patients with clear cell renal cell carcinoma (ccRCC). XmAb819 engages the immune system and activates T cells for highly potent and targeted lysis of tumor cells expressing ENPP3, an antigen highly expressed on kidney cancers. ENPP3 is a differentially expressed target, with high level expression in RCC and low level expression on normal tissues. With two tumor-antigen binding domains and one T-cell binding domain, our XmAb 2+1 format enables antibodies to bind more avidly and selectively kill tumor cells with higher antigen density, potentially sparing normal cells.

We are conducting a Phase 1 study to evaluate XmAb819 in patients with advanced ccRCC. In September 2024, we announced that initial evidence of anti-tumor activity had been observed in dose-escalation cohorts in the ongoing Phase 1 study, including RECIST responses, and the duration of treatment for several patients in earlier dose cohorts has extended beyond one year. Cytokine release syndrome remained manageable, and the tolerability profile from recent dose cohorts, including no maximum tolerated dose being reached, supported continued dose escalation toward target dose levels.

XmAb541 (CLDN6 x CD3): XmAb541 is a first-in-class, tumor-targeted, T-cell engaging XmAb 2+1 bispecific antibody in development for patients with CLDN6 expressing tumor types including ovarian cancer. XmAb541 targets CLDN6, a tumor-associated antigen in ovarian cancer and other solid tumors, and CD3. The XmAb 2+1 multivalent format used in XmAb541 enables greater selectivity for CLDN6 over similar Claudin family members, such as CLDN9, CLDN3 and CLDN4. In April 2024, we dosed the first patient in a Phase 1 dose-escalation study XmAb541. The Phase 1 dose-escalation study is ongoing, with characterization of target dose levels anticipated to begin during 2025.

XmAb808 (B7-H3 x CD28): XmAb808 is a tumor-selective, co-stimulatory CD28 bispecific antibody that binds to the broadly expressed tumor antigen B7-H3 and is constructed with the XmAb 2+1 multivalent format. Co-stimulation is required for T cells to achieve full activation, and targeted CD28 bispecific antibodies may provide conditional co-stimulation of T cells when the antibodies are bound to tumor cells.

We are conducting a Phase 1 study to evaluate XmAb808 in combination with pembrolizumab in patients with advanced solid tumors. In September 2024, we presented a clinical update on the ongoing Phase 1 study. The majority of patients enrolled into the study were men with mCRPC. In this group of patients, prostate specific antigen (PSA) declines were observed during the four-week monotherapy safety run-in period. In November 2024, we announced that within the range of expected active doses, two patients experienced dose-limiting toxicities as defined in the study protocol. The maximum tolerated dose was not defined per protocol. As the data were analyzed, back-fill enrollment proceeded in the next lower dose cohort, a dose within the range of target doses which was determined to be tolerable.

Dose escalation resumed late in the fourth quarter of 2024, and enrollment in the final dose-escalation cohort is complete. Data from the study are expected to inform future development decisions for the program. Potential combination with CD3 T-cell engaging bispecific antibodies is being evaluated.

Vudalimab (PD-1 x CTLA-4): Vudalimab is a bispecific antibody that targets PD-1 and CTLA-4, two immune checkpoint receptors, to selectively activate the tumor microenvironment. In February 2024, we announced data from a Phase 2 study of vudalimab in patients with clinically-defined high-risk mCRPC, in which the initial data indicated that vudalimab monotherapy was generally well tolerated and was associated with response to treatment in multiple patients who had visceral or lymph node metastases. In March 2024, we disclosed additional clinical data showing the (i) characteristics of patients with clinical response (n=5/12) and (ii) per label rates of immune-mediated hepatitis for ipilimumab (anti-CTLA-4; 1 mg/kg) + nivolumab (anti-PD-1; 3 mg/kg) combination treatment as generally comparable to the rate of all hepatobiliary disorder adverse events including immune-mediated hepatitis for vudalimab among all patients treated at doses greater than or equal to 10 mg/kg.

In the fourth quarter of 2024, we completed enrollment in two studies of vudalimab in patients with mCRPC and in Part 1 of a study in patients with locally advanced or metastatic non-small cell lung cancer. Xencor has paused further development of vudalimab and has prioritized resources to advance other pipeline programs. Safety data from the three studies of vudalimab remain consistent with prior data disclosures.

XmAb564 (IL2-Fc Cytokine): XmAb564 is a monovalent interleukin-2 Fc (IL2-Fc) fusion protein engineered to selectively activate and expand regulatory T cells (Tregs) for the potential treatment of patients with autoimmune diseases. In the first half of 2024, we concluded a Phase 1b study that was evaluating the safety and tolerability of multiple ascending doses of XmAb564, administered subcutaneously in patients, and we have paused further development.

XmAb662 (IL12-Fc Cytokine): XmAb662 is a potency-reduced interleukin-12 Fc (IL12-Fc) fusion protein engineered to increase anti-tumor activity and immunogenicity in the tumor microenvironment by promoting high levels of interferon gamma secretion from T cells and NK cells. In the first half of 2024, we concluded a Phase 1 study that was evaluating XmAb662 in patients with advanced solid tumors, and we have paused further development.

Autoimmune Disease Programs

In September 2024, we announced new clinical development plans for plamotamab and announced new XmAb drug candidates to be evaluated for the treatment of patients with autoimmune and inflammatory diseases. We believe that plamotamab and XmAb657 could address significant unmet needs for patients with a wide-range of autoimmune diseases that could be responsive to targeted B-cell depletion, such as RA, multiple sclerosis, advanced systemic lupus erythematosus, ANCA associated vasculitis, idiopathic inflammatory myopathy, myasthenia gravis, neuromyelitis optica spectrum disorder, pemphigus vulgaris, Sjogren's syndrome, and systemic sclerosis. We believe that XmAb942 could address significant unmet medical needs for patients with IBD, such as Crohn's disease and ulcerative colitis, the two most common forms of IBD.

XmAb942 (Xtend TL1A): XmAb942 is a monospecific anti-TL1A antibody, utilizing Xencor's Xtend Fc domain and proprietary Fc silencing technology, with potentially class-leading potency, and is under development for patients with IBD. The two most common forms of IBD are Crohn's disease and ulcerative colitis. In October 2024, preclinical data were presented during United European Gastroenterology (UEG) Week. Preclinical half-life was 23 days, potentially supporting an 8- to 12-week dosing regimen in humans. In the fourth quarter of 2024, we initiated dosing of healthy volunteers in the first-in-human study of XmAb942, and we expect initial single-ascending dose data from a Phase 1 study in healthy volunteers during the first half of 2025. We continue to expect data from the multiple-ascending dose portion of study and the initiation of a Phase 2 study in patients with ulcerative colitis in the second half of 2025.

Plamotamab (CD20 x CD3): Plamotamab is a B-cell depleting bispecific T-cell engager that targets CD20, a target receptor on B cells, and CD3. Results from the expansion portion of a Phase 1 study indicate that intravenous plamotamab monotherapy was well tolerated and demonstrated encouraging clinical activity in heavily pretreated patients with an advanced form of lymphoma at the recommended Phase 2 intravenous dose. In 2023, we completed patient enrollment in subcutaneous dose escalation cohorts of the Phase 1 study. We had been co-developing plamotamab with Johnson & Johnson (J&J), and in June 2024, we regained exclusive worldwide rights to develop and commercialize the candidate.

We plan to initiate a Phase 1b/2a proof-of-concept study for plamotamab in RA in the first half of 2025. The Phase 1b portion of the study will select a priming and step-up dose regimen based on the regimen established in oncology, and will assess the initial safety, efficacy, and biomarkers of plamotamab in patients with RA. The selected dose regimen will then be evaluated in the randomized Phase 2a portion, with efficacy determined at week 12. Results from the Phase 1 study in hematologic cancers showed favorable tolerability and comparable preliminary efficacy data, when cross compared to results from studies of a competitor molecule within the class, with similar patient baseline characteristics. Data demonstrating deep peripheral B-cell depletion observed in patients with lymphoma were presented at a medical meeting in December 2024. Based on these clinical outcomes, significant B-cell depletion, and the emergent biology supportive of B-cell targeted T cell engagers for the treatment of patients with autoimmune diseases, we plan to evaluate plamotamab in RA, in which patients progressed through prior standard of care treatment.

Additional Clinical-Stage XmAb Drug Candidate

XmAb7195 (anti-IgE): XmAb7195 uses our XmAb Immune Inhibitor Fc Domain and is designed to reduce blood levels of IgE, which mediates allergic responses and allergic disease. In February 2020, we licensed this drug candidate to Aimmune Therapeutics, Inc., now a wholly owned subsidiary of Nestlé S.A. We reacquired exclusive worldwide rights to XmAb7195 in 2024 and are evaluating development opportunities.

Advancements Expanding XmAb Bispecific Platforms

We conduct further research into the function and application of antibody Fc domains in order to expand the scope of our XmAb technology platforms and identify additional XmAb drug candidates.

We use the modularity of our XmAb bispecific Fc technology to build antibody-based therapeutics in a variety of formats, such as T cell engaging bispecific antibodies of a mixed valency format, the XmAb 2+1 bispecific antibody. XmAb 2+1 bispecific antibodies may preferentially kill target cells with high target expression, which may be especially beneficial in designing antibodies that target solid tumors or B cells that drive autoimmune disease. This selectivity potentially empowers T cell engaging bispecifics to address an expanded set of tumor antigens. Five clinical-stage programs utilize our XmAb 2+1 format: XmAb819, XmAb808, XmAb541, xaluritamig and ASP2138. We plan to initiate a Phase 1 study for an additional XmAb 2+1 bispecific antibody candidate, XmAb657 (CD19 x CD3), which we are developing for patients with autoimmune diseases, in the second half of 2025.

Progress Across Partnerships

A key part of our business strategy is to leverage our protein engineering capabilities, XmAb technologies and drug candidates with partnerships, collaborations and licenses. Through these arrangements we generate revenues in the form of upfront payments, milestone payments and royalties. For partnerships for our drug candidates, we aim to retain a major economic interest in the form of keeping major geographic commercial rights; profit-sharing; co-development options; and the right to conduct studies with drug candidates developed in the collaboration. The types of arrangements that we have entered with partners include product licenses, novel bispecific antibody collaborations, technology licensing agreements and strategic collaborations.

Product Licenses

Product licenses are arrangements in which we have internally developed drug candidates and, based on a strategic review, licensed partial or full rights to third parties to continue development and potential commercialization. We seek partners that can provide infrastructure and resources to successfully develop our drug candidates, have a track record of successfully developing and commercializing medicines, or have a portfolio of development-stage candidates and commercialized medicines which could potentially be developed in rational combinations with our drug candidates.

The FDA approved Monjuvi® (tafasitamab-cxix) under accelerated approval in July 2020. Monjuvi is a CD19-directed cytolytic antibody indicated in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). In August 2021, the European Commission granted conditional marketing authorization for Minjuvi® (tafasitamab) in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for ASCT. In December 2024, Incyte announced positive full results from the pivotal study of tafasitamab in combination with lenalidomide and rituximab in relapsed or refractory follicular lymphoma and submitted a supplemental Biologics License Application. Tafasitamab was created and initially developed by us. Tafasitamab is marketed by Incyte Corporation under the brand name Monjuvi in the U.S. and under the brand name Minjuvi in Europe and Canada. Incyte has exclusive commercialization rights to tafasitamab outside the U.S. Monjuvi® and Minjuvi® are registered trademarks of Incyte. In February 2024, Incyte acquired exclusive global development and commercialization rights to tafasitamab. In November 2023, we entered into a royalty purchase agreement (Monjuvi Royalty Sale Agreement) with OCM Life Sciences Portfolio LP (OMERS). Under the terms of the Monjuvi Royalty Sale Agreement, we received $22.5 million upon closing in exchange for royalties earned from our MorphoSys license after July 1, 2023. The aggregate Monjuvi royalties to be received by OMERS have a fixed cap of 130% of the purchase price after which the royalties revert to us. In 2024, we earned non-cash royalty revenue of $8.7 million on net sales of Monjuvi.

Efbalropendekin alfa is a reduced-potency IL15/IL15Rα-Fc fusion protein that incorporates our Xtend extended half-life technology, and we had co-developed this program in collaboration with Genentech, a member of the Roche Group. In the fourth quarter of 2023, we agreed with Genentech to convert our development cost and profit-sharing arrangement into a royalty and milestone payment-based arrangement. Pursuant to the terms of the amended agreement with Genentech, effective June 1, 2024, Genentech assumed sole responsibility over all clinical, regulatory and commercial activities. Genentech is not currently enrolling new patients into studies evaluating efbalropendekin alfa.

Novel Bispecific Antibody Collaborations

Novel bispecific antibody collaborations are arrangements in which our partner seeks to create a bispecific antibody using one or more of our XmAb bispecific technologies. Our partners provide an antibody or a tumor-associated antigen, and we conduct limited research and development to create potential bispecific antibody candidates for further development and commercialization by our partners.

Xaluritamig is a STEAP1 x CD3 2+1 XmAb bispecific T-cell engager that our partner Amgen is advancing for the treatment of patients with prostate cancer. The XmAb 2+1 multivalent format enables higher binding capability for STEAP1 expressing cells. Results from a Phase 1 study evaluating xaluritamig in patients with mCRPC were presented at the European Society for Medical Oncology (ESMO) Congress in September 2024. With a median follow-up time of 27.9 months, the median overall survival (OS) was 17.7 months across all cohorts. A PSA90 rate of 45.1% was also observed in high-dose cohorts, and PSA90 response was associated with survival ($p = 0.0044$), which Amgen believes could potentially serve as an early indicator for benefit in these patients. Amgen initiated a Phase 3 study of xaluritamig in patients with mCRPC who have previously been treated with taxane-based chemotherapy. Multiple Phase 1 or Phase 1b studies evaluating xaluritamig as a monotherapy or in combination are enrolling patients with earlier prostate cancer. In 2024, we earned $30.0 million in milestone revenue from Amgen.

Technology License Agreements

We enter into technology licensing agreements in which we license access to one or more of our XmAb Fc technologies on a restricted basis, typically to an XmAb Cytotoxic Fc Domain and/or the Xtend Fc Domain. Our partners are responsible for all research, development and commercialization activities of the drug candidates. The plug-and-play nature of XmAb technologies allows us to license access to our platforms with limited or no internal research and development activities.

Alexion's Ultomiris® uses Xtend Fc technology for longer half-life. Ultomiris has received marketing authorizations in global markets for the treatment of patients with paroxysmal nocturnal hemoglobinuria (PNH), for certain patients with atypical hemolytic uremic syndrome (aHUS), for certain patients with generalized myasthenia gravis (gMG) and for certain patients with neuromyelitis optica spectrum disorder (NMOSD). Ultomiris was approved in the U.S. for the treatment of adult patients with anti-aquaporin-4 antibody-positive NMOSD in March 2024. Alexion is also evaluating Ultomiris in a broad development program across additional hematology, nephrology and neurology indications. In 2024, we earned $58.2 million in non-cash royalty revenue from the Ultomiris Royalty Sale Agreement.

In March 2020, we entered a second agreement with Vir, under which Vir has non-exclusive access to our Xtend Fc technology to extend the half-life of novel antibodies Vir investigated as potential treatments for patients with COVID-19. In May 2021, the FDA granted EUA to sotrovimab for the early treatment of mild-to-moderate COVID-19 in adults and pediatric patients (12 years of age and older weighing at least 40 kg) with positive results of direct severe SARS-CoV-2 viral testing, and at high risk for progression to severe COVID-19, including hospitalization or death. Sotrovimab has also obtained emergency authorization, temporary authorization or marketing approval (under the brand name Xevudy®) for early treatment of COVID-19 in more than 30 countries. In March 2022, the FDA deauthorized sotrovimab's use in all U.S. regions due to increases in the proportion of COVID-19 cases caused by non-susceptible new variants. As the SARS-CoV-2 virus has mutated, our royalty revenue from the sales of sotrovimab has diminished significantly. In 2024, we earned $0.6 million in royalties from Vir.

In June 2016, we entered into an agreement with Novartis Institutes for BioMedical Research, Inc. in which we provided Novartis with a non-exclusive license to certain of our Fc technologies to apply against up to ten targets identified by Novartis. In 2024, Novartis initiated a Phase 2 clinical study with a program developed under the agreement, and we earned $4.0 million in milestone revenue from Novartis.

Refer to Note 10 in the accompanying notes to the consolidated financial statements included in Part II, Item 8. Consolidated Financial Statements and Supplementary Data in this Annual Report for a description of the key terms of our arrangements.

Financial Operations Overview

Revenues

Our revenues to date have been generated primarily from our collaboration agreements, our product licensing agreements, and our technology licensing agreements. Revenue recognized from our collaboration and product licensing agreements includes non-refundable upfront payments, milestone payments and royalties on net sales of approved products while revenue from our technology licensing agreements includes upfront payments, option payments to obtain commercial licenses, milestone payments and royalties on net sales of approved products. Since our inception through December 31, 2024, we have generated $1.3 billion in revenues under the various product development partnership and technology license arrangements. Several of our product development partnership and technology license agreements provide us the opportunity to earn future milestone payments, royalties on product sales and option exercise payments. In 2023, we sold a portion of the rights to receive royalties and a milestone payment under our MorphoSys and Alexion arrangements for $215.0 million.

Summary of Collaboration and Licensing Revenue by Partner

The following is a comparison of collaboration, product licensing, and technology licensing revenue for the years ended December 31, 2024 and 2023 (in millions):

	Year Ended December 31,	
	2024	2023
Alexion*	$ 58.2	$ 64.9
Amgen	30.0	—
Gilead	—	6.0
Janssen	—	77.8
Mabgeek	1.5	—
MorphoSys/Incyte*	8.7	8.7
Novartis	4.0	—
Omeros	—	5.0
Vega	0.5	—
Vir	0.6	2.2
Zenas	—	10.0
Third Party Licensee	7.0	—
Total	$ 110.5	$ 174.6

*Includes non-cash royalty revenue from the Ultomiris and Monjuvi Royalty Sale Agreements.

Research and Development Expenses

The following is a comparison of research and development expenses for the years ended December 31, 2024 and 2023 (in millions):

	Year Ended December 31,	
	2024	2023
External research and development expenses	$ 105.8	$ 119.7
Internal research and development expenses	91.9	99.4
Stock-based compensation	30.0	34.5
Total	$ 227.7	$ 253.6

Internal research and development expenses consist primarily of salaries, benefits, related personnel costs, supplies, and allocated overhead including facility costs. External research and development expenses include preclinical testing costs, clinical trial costs and fees paid to external service providers. External service providers include CROs and contract manufacturing organizations (CMOs) to conduct clinical trials, manufacturing and process development, IND-enabling toxicology testing and formulation of clinical drug supplies. We expense research and development expenses as incurred. We account for nonrefundable advance payments for goods and services that will be used in future research and development activities as expense when the service has been performed or when the goods have been received. We estimate contract manufacturing, preclinical study and clinical trial expenses based on the services performed pursuant to the contracts with manufacturing, research institutions and clinical research organizations that manufacture and conduct and manage preclinical studies and clinical trials on our behalf based on the actual time and expenses incurred by them. We accrue expenses related to clinical trials based on the level of patient enrollment and activity according to the related agreement. We monitor patient enrollment levels and related activity to the extent reasonably possible and adjust estimates accordingly. Our estimates of clinical trial expense have fluctuated on a period-to-period basis due to changes in the stage of the clinical trials and patient enrollment levels. We expect to experience a continuing pattern of fluctuations in clinical trial expenses as current clinical trials are completed and as we initiate additional and later stage clinical trials. We expect changes in future clinical trial expenses to be driven by changes in service provider costs and changes in clinical stage and patient enrollment.

We expect that our future research and development expenses will increase over spending levels in recent years if we are successful in advancing our current clinical-stage drug candidates or any of our preclinical programs into later stages of clinical development. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. We or our partners may never succeed in achieving marketing approval for any of our product candidates. Numerous factors may affect the probability of success for each product candidate, including preclinical data, clinical data, competition, manufacturing capability, approval by regulatory authorities and commercial viability.

Our research and development operations are conducted such that design, management and evaluation of results of all of our research and development is performed internally, while the execution of certain phases of our research and development programs, such as toxicology studies in accordance with Good Laboratory Practices (GLP), and manufacturing in accordance with cGMP, is accomplished using CROs and CMOs. We account for research and development costs on a program-by-program basis except in the early stages of research and discovery, when costs are often devoted to identifying preclinical candidates and improving our discovery platform and technologies, which are not necessarily allocable to a specific development program. We assign costs for such activities to distinct projects for preclinical pipeline development and new technologies. We allocate research management, overhead, commonly used laboratory supplies and equipment, and facility costs based on the percentage of time of full-time research personnel efforts on each program.

The following is a comparison of research and development expenses for the years ended December 31, 2024 and 2023 (in millions):

| | Year Ended December 31, | |
	2024	2023
Product programs:		
Vudalimab (PD-1 x CTLA-4)	$ 45.4	$ 43.9
XmAb819 (ENPP3 x CD3)	28.2	18.1
XmAb808 (B7-H3 x CD28)	21.2	16.6
XmAb541 (CLDN6 x CD3)	15.5	20.3
XmAb942 (Xtend TL1A)	31.6	2.3
Plamotamab (CD20 x CD3)*	15.7	16.5
XmAb657 (CD19 x CD3)	5.9	—
Efbalropendekin alfa (IL15/IL15Ra-Fc)*	13.2	14.1
Other, research and early stage programs	33.5	50.3
Wind down costs of terminated programs [1]	17.5	71.5
Total research and development expenses	$ 227.7	$ 253.6

*Includes net reimbursements to and from our partners pursuant to agreements that include cost-sharing arrangements.

[1] Research and development expenses include wind down costs of terminated programs including the vibecotamab, tidutamab, XmAb841, XmAb104, XmAb662 and XmAb564 programs.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation related to our executive, finance, business development, and support functions. Other general and administrative expenses include intellectual property costs, facility costs, and professional fees for auditing, tax and legal services.

Other Income (Expense), Net

For the year ended December 31, 2024, other expense, net, consists primarily of non-cash interest expense related to the Ultomiris and Monjuvi Royalty Agreements, an impairment expense related to the investment in Zenas' preferred stock, and unrealized losses on marketable equity securities, partially offset by interest income from marketable debt securities during the year, while for the year ended December 31, 2023, other income, net, consists primarily of interest income from marketable debt securities, partially offset by non-cash interest expense related to the Ultomiris and Monjuvi Royalty Agreements during the year.

Critical Accounting Policies, Significant Judgments, and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of our financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. Our management believes judgment is involved in determining revenue recognition, interest expense under the royalty sale agreements, the fair value-based measurement of stock-based compensation, the fair value estimate of marketable securities, the capitalization and recoverability of intellectual property costs, valuation of deferred tax assets and accruals. Our management evaluates estimates and assumptions as facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates and assumptions, and those differences could be material to the financial statements. If our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material adverse effect on our statements of operations, liquidity and financial condition.

While our significant accounting policies are described in more detail in Note 1 in the accompanying notes to the consolidated financial statements included in Part II, Item 8. Consolidated Financial Statements and Supplementary Data, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We have, to date, earned revenue from research and development collaborations, which may include research and development services, licenses of our internally developed technologies, licenses of our internally developed drug candidates, or combinations of these.

The terms of our license and research and development and collaboration agreements generally include non-refundable upfront payments, research funding, co-development reimbursements, license fees, and milestone and other contingent payments to us for the achievement of defined collaboration objectives and certain clinical, regulatory and sales-based events, as well as royalties on sales of any commercialized products.

The terms of our licensing agreements include non-refundable upfront fees, contractual payment obligations for the achievement of pre-defined preclinical, clinical, regulatory and sales-based events by our partners. The licensing agreements also include royalties on sales of any commercialized products by our partners.

In certain transactions for licensing of our technologies or our product candidates, we may receive an equity interest from our partners as full or partial consideration for an upfront payment due under the arrangement. We record the initial equity at its fair value and mark the value to market quarterly for publicly traded securities and review for impairment for equity that is not publicly traded on a national exchange.

Sale of Future Royalties

In November 2023, we entered into the sale of a portion of our royalties due to us under the Alexion Agreement (the Ultomiris Royalty Sale Agreement) and a portion of our royalties due to us under the MorphoSys Agreement (the Monjuvi Royalty Sale Agreement) and received upfront proceeds of $192.5 million and $22.5 million, respectively.

We evaluated both the Ultomiris Royalty Sale Agreement and the Monjuvi Royalty Sale Agreement under Accounting Standards Codification (ASC) 470—*Debt* (ASC 470) and determined that the upfront payment should be accounted for as a liability in the consolidated balance sheet. The upfront proceeds will be amortized using the effective interest rate method over the estimated life of the related expected royalty stream. The liability and related interest expense are based on our current estimates of future royalties to be paid over the life of the agreement. We periodically assess the expected royalty payments and to the extent the future estimates or timing of such payments are materially different than the previous estimates, we will prospectively recognize related interest expense. Royalty revenue is recognized as earned on net sales of Ultomiris and Monjuvi/Minjuvi, and the liability is reduced when payments are made to the purchaser. For the year ended December 31, 2024, we recorded $66.9 million of non-cash royalty revenue related to the royalty sales under both agreements. For further discussion, refer to Note 11 in the accompanying notes to the consolidated financial statements included in Part II, Item 8. Consolidated Financial Statements and Supplementary Data.

Capitalized Intellectual Property Costs

We capitalize and amortize third-party intellectual property costs such as amounts paid to outside patent counsel for filing, prosecuting and obtaining patents for our internally developed technologies and product candidates, to the extent such patents are deemed to have probable future economic benefit. We also capitalize amounts paid to third parties for licenses that we acquire for intellectual property or for research and development purposes where the technology has alternative uses. The net capitalized patents, licenses, and other intangible assets as of December 31, 2024 and 2023 were $18.5 million and $18.7 million, respectively. We believe that these costs should be capitalized as the intellectual property portfolio creates the underlying property right to our technologies and product candidates and supports the upfront payments, licensing fees, milestone payments and royalties made by our collaboration partners for licensing our technologies and product candidates.

We begin amortization of capitalized patent costs during the period that we obtain a patent relating to the capitalized cost over the shorter of the patent life or the estimated economic useful life. Capitalized licensing costs are amortized beginning in the period that access to the license or technology is available and is amortized over the shorter of the license term or the estimated economic useful life of the licensed asset. Such amortization is recorded as general and administrative expenses.

On a regular basis we review the capitalized intellectual property portfolio and determine if there have been changes in the scientific or patent landscape that leads us to decide to abandon an in-process patent application or abandon a previously issued patent. While we confer with outside patent counsel, the decision to continue prosecuting certain patent claims or abandon other claims are made by us based on our judgment and existing knowledge of our technology, current U.S. and foreign patent authority rulings and expected rulings, and scientific advances and patent filings by competitors operating in our technology or drug development field. We record an expense for the write-off of capitalized intangible assets in the period that the decision to abandon a claim or license is made. We also review the carrying value of capitalized licensing costs on a regular basis to determine if there have been any changes to the useful life or estimated amortization period over which the costs should be amortized. We recorded a charge for abandoned intangible assets of $2.3 million and $1.3 million for the years ended December 31, 2024 and 2023, respectively. Such charges are reflected as general and administrative expenses.

We determine if there has been an impairment of our intangible assets which include the capitalized patent and licensing costs whenever events such as recurring operating losses or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing contracts and purchase orders, reviewing the terms of our license agreements, communicating with our applicable personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees to:

- CROs and other service providers in connection with clinical studies;
- contract manufacturers in connection with the production of and testing of clinical trial materials; and
- vendors in connection with preclinical development activities.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows and expense recognition. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing these costs, we estimate the time period over which services will be performed for which we have not been invoiced and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting changes in estimates in any particular period.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that such tax rate changes are enacted. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Financial statement recognition of a tax position taken or expected to be taken in a tax return is determined based on a more likely than not threshold of that position being sustained. If the tax position meets this threshold, the benefit to be recognized is measured as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Our policy is to record interest and penalties related to uncertain tax positions as a component of income tax expense. We have unrecognized tax benefits of $8.9 million as of December 31, 2024 and 2023. Interest and penalties of $1.7 million have been recorded through the year ended December 31, 2024.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (TCJA) was enacted into law, which beginning in 2018, made several changes to U.S. corporate income tax provisions including a reduction in the U.S. corporate rate from a maximum rate of 35% to 21% effective January 1, 2018. The TCJA also allowed net operating losses (NOLs) incurred after January 1, 2018 to be carried forward indefinitely subject to limitations on the amount of NOLs that could be applied against taxable income each year. The TCJA also requires capitalization of certain research and development expenses beginning effective January 1, 2022.

We recorded net deferred tax assets of $227.3 million as of December 31, 2024, which was fully offset by a valuation allowance due to uncertainties surrounding our ability to realize these tax benefits. The deferred tax assets are primarily comprised of deferred revenue, capitalized research and development expenses, federal and state tax net operating loss (NOL) carryforwards and research and development tax credit carryforwards. As of December 31, 2024, we had cumulative net operating loss carryforwards for federal income tax purposes of approximately $114.3 million; $60.1 million of such losses were incurred during the year ended December 31, 2024. We also had available tax credit carryforwards of $26.0 million for federal tax purposes. We had cumulative state tax loss carryforwards at December 31, 2024 of $176.9 million, and available state tax credit carryforwards of approximately $28.4 million, which can be carried forward to offset future taxable income, if any.

Our federal net operating loss carryforwards incurred prior to January 1, 2018 expire starting in 2027; state net operating loss carryforwards expire starting in 2035; and federal tax credit carryforwards expire starting in 2034.

We recorded income tax expense of $1.6 million and $13.7 million for the years ended December 31, 2024 and 2023, respectively.

Valuation of Stock-Based Compensation

We record the fair value of stock options and shares issued under our Employee Stock Purchase Plan (ESPP) to employees as of the grant date as compensation expense over the service period, which is generally the vesting period. For non-employees, we also record the fair value of stock options as of the grant date as compensation expense over the service period. We then periodically re-measure the awards to reflect the current fair value at each reporting period until the non-employee completes the performance obligation or the date on which a performance commitment is reached. Expense is recognized over the related service period.

We calculate the fair value of stock-based compensation awards using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of subjective assumptions, including volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and the fair value of the underlying common stock on the date of grant.

Common Stock Options Fair Value

We recognize stock-based compensation expense in accordance with the provisions of ASC 718, *Compensation—Stock Compensation*. The use of a Black-Scholes model requires us to apply judgment and make assumptions and estimates that include the following:

- *Expected Volatility*—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period.

- *Expected Dividend Yield*—We have never declared or paid dividends and have no plans to do so in the foreseeable future.

- *Risk-Free Interest Rate*—This is the U.S. Treasury rate for the week of each option grant during the year, having a term that most closely resembles the expected life of the option.

- *Expected Term*—This is the period of time that the options granted are expected to remain unexercised. Options granted have a maximum term of ten years and we have estimated the expected life of the option term to be between six and eight years. We use a simplified method to calculate the average expected term for employee awards.

Results of Operations

The discussion that follows includes a comparison of our results of operations and liquidity and capital resources for the years ended December 31, 2024 and 2023. For a comparison of our results of operations and financial condition for the years ended December 31, 2023 and 2022, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2023 Annual Report on Form 10-K/A, filed with the SEC on February 24, 2025.

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023 (in millions):

| | Year Ended December 31, | | |
	2024	2023	Change
Revenues:			
Research collaboration	$ —	$ 30.3	$ (30.3)
Milestone	34.5	88.5	(54.0)
Licensing	8.5	—	8.5
Royalties	67.5	55.8	11.7
Total revenues	110.5	174.6	(64.1)
Operating expenses:			
Research and development	227.7	253.6	(25.9)
General and administrative	61.2	53.4	7.8
Total operating expenses	288.9	307.0	(18.1)
Other income (expense), net	(56.5)	12.7	(69.2)
Income tax expense	1.6	13.7	(12.1)
Net loss	(236.5)	(133.4)	(103.1)
Net loss attributable to non-controlling interest	(3.9)	(0.2)	(3.7)
Net loss attributable to Xencor, Inc.	$ (232.6)	$ (133.2)	$ (99.4)

Revenues

There were no research collaboration revenues in 2024 and research collaboration revenues in 2023 are primarily revenue recognized under the Second J&J Agreement. Milestone payments decreased by $54.0 million in 2024 from 2023 amounts primarily due to milestone revenues recognized from Amgen and Novartis in 2024, as compared to milestone revenue recognized from Alexion, Gilead, J&J, Omeros, and Zenas in 2023. Royalty revenues for 2024 are higher than royalty revenues in 2023 primarily due to an increase in royalty revenue recognized from Alexion.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2024 and 2023 (in millions):

| | Year Ended December 31, | | |
	2024	2023	Change
Product programs:			
Vudalimab (PD-1 x CTLA-4)	$ 45.4	$ 43.9	$ 1.5
XmAb819 (ENPP3 x CD3)	28.2	18.1	10.1
XmAb808 (B7-H3 x CD28)	21.2	16.6	4.6
XmAb541 (CLDN6 x CD3)	15.5	20.3	(4.8)
XmAb942 (Xtend TL1A)	31.6	2.3	29.3
Plamotamab (CD20 x CD3)*	15.7	16.5	(0.8)
XmAb657 (CD19 x CD3)	5.9	—	5.9
Efbalropendekin alfa (IL15/IL15Ra-Fc)*	13.2	14.1	(0.9)
Other, research and early stage programs	33.5	50.3	(16.8)
Wind down costs of terminated programs [1]	17.5	71.5	(54.0)
Total research and development expenses	$ 227.7	$ 253.6	$ (25.9)

*Includes net reimbursements to and from our partners pursuant to agreements that include cost-sharing arrangements.

[1] Research and development expenses include wind down costs of terminated programs including the vibecotamab, tidutamab, XmAb841, XmAb104, XmAb662, and XmAb564 programs

Research and development expenses decreased by $25.9 million in 2024 over 2023 amounts primarily due to decreased spending on the wind down costs of terminated programs, partially offset by increased spending on programs such as XmAb819, XmAb657 and XmAb942.

General and Administrative Expenses

General and administrative expenses increased by $7.8 million in 2024 over 2023 amounts primarily due to increases in general and administrative compensation costs and additional spending on professional fees.

Other Income (Expense), Net

Other expense, net, for the year ended December 31, 2024, consists primarily of non-cash interest expense related to the Ultomiris and Monjuvi Royalty Agreements, an impairment expense related to the investment in Zenas' preferred stock, and unrealized losses on equity securities, partially offset by interest income from marketable debt securities during the year, while other income, net, for the year ended December 31, 2023, consists primarily of interest income from marketable debt securities, partially offset by non-cash interest expense related to the Ultomiris and Monjuvi Royalty Agreements during the year.

Liquidity and Capital Resources

Since our inception, our operations have been primarily financed through proceeds from public offerings, private sales of our equity, and payments received under our collaboration and development partnerships and licensing arrangements. We have devoted our resources to funding research and development programs, including discovery research, preclinical and clinical development activities.

We have incurred substantial operating losses since our inception, and we expect to continue to incur operating losses into the foreseeable future as we advance the ongoing development of our antibody product candidates, evaluate opportunities for the potential clinical development of our other preclinical programs, and continue our research efforts.

In November 2023, we entered into the Monjuvi Royalty Sale Agreement and Ultomiris Royalty Sale Agreement and received total proceeds from the transactions of $215.0 million. For further discussion of the sale of future royalties, refer to Note 11 in the accompanying notes to the consolidated financial statements included in Part II, Item 8. Consolidated Statements and Supplementary Data of this Annual Report.

On February 27, 2023, we filed an automatic universal shelf registration statement on Form S-3 (File No. 333-270030) as a well-known seasoned issuer as defined in Rule 405 under the Securities Act of 1933, as amended, which became effective upon filing (the Shelf Registration Statement). The Shelf Registration Statement allows us to offer an indeterminate amount of securities, including equity securities, debt securities, warrants, rights, units and depositary shares, from time to time as described in the Shelf Registration Statement. The specific terms of any offering under the Shelf Registration Statement will be established at the time of such offering. The Shelf Registration Statement will expire on February 27, 2026.

On February 27, 2023, we entered into a sales agreement (the Sales Agreement) with SVB Securities LLC (the Agent) pursuant to which we may offer and sell, from time to time, through the Agent (the ATM Offering), shares of our common stock having an aggregate offering price of up to $200 million (the ATM Shares). Any ATM Shares offered and sold in the ATM Offering are to be issued pursuant to the Shelf Registration Statement and the 424(b) prospectus supplement relating to the ATM Offering dated February 27, 2023 (the ATM Prospectus). From the date of the ATM Prospectus through December 31, 2024, no shares of our common stock were sold pursuant to the ATM Offering and, as of December 31, 2024, we may sell shares of our common stock for remaining gross proceeds of up to $200 million from time to time pursuant to the ATM Prospectus.

On September 12, 2024, we completed an underwritten public offering (the Public Offering) of our common stock pursuant to the Shelf Registration Statement. In the offering, we sold 8,093,712 shares of our common stock at the public offering price of $18.00 per share, which included the exercise in full by the underwriters of their option to purchase 1,458,600 shares of our common stock, and pre-funded warrants to purchase up to an aggregate of 3,088,888 shares of our common stock at the public offering price of $17.99 per share. Upon the closing of the offering, we received gross proceeds of approximately $201.3 million.

At December 31, 2024, we had $706.7 million of cash, cash equivalents, and marketable debt securities compared to $697.0 million at December 31, 2023. We expect to continue to receive additional payments from our collaborators for research and development services rendered, additional milestone, contingent payments, opt-in and royalty payments. Our ability to receive milestone payments and contingent payments from our partners is dependent upon either our ability or our partners' abilities to achieve certain levels of research and development activities and is therefore uncertain at this time.

Funding Requirements

We have not generated any revenue from product sales and do not expect to do so until we obtain regulatory approval and commercialize one or more of our product candidates. At the current stage of our clinical development programs, it will be some time before we expect to achieve this, and it is uncertain that we ever will. We expect that our operating expenses will continue to increase in connection with ongoing and planned clinical and preclinical development of product candidates in our pipeline. We expect to continue our collaboration arrangements and will look for additional collaboration and licensing opportunities.

Although it is difficult to predict our funding requirements, based upon our current operating plan, we believe that our existing cash, cash equivalents and marketable securities, together with interest thereon and expected milestone and royalty payments will be sufficient to fund our operations into 2028. We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Cash Flows

The following table sets forth the primary sources and uses of cash and cash equivalents for each of the periods presented below (in thousands):

| | Year Ended December 31, | |
	2024	2023
Net cash provided by (used in):		
Operating activities	$ (202,188)	$ (77,926)
Investing activities	(7,872)	(111,065)
Financing activities	197,152	189,219
Net increase (decrease) in cash and cash equivalents	$ (12,908)	$ 228

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 increased as compared to the same period in 2023 primarily due to lower research collaboration and milestone revenues and the decrease in royalty payments received as a result of the sale of future royalties in 2023 as the majority of our royalty revenue is now non-cash royalty.

Investing Activities

Net cash used in investing activities consists primarily of purchases of marketable debt securities available-for-sale, acquisition of intangible assets and purchases of property and equipment, offset by proceeds from maturities of marketable debt securities. Net cash used in investing activities for the year ended December 31, 2024 decreased as compared to the same period in 2023 primarily due to decreases in purchase of marketable debt securities and property and equipment.

Financing Activities

Net cash provided by financing activities during the year ended December 31, 2024 consists primarily of proceeds from the Public Offering. Net cash provided by financing activities during the year ended December 31, 2023 consists primarily of cash from the sale of future royalties under the Ultomiris and Monjuvi Royalty Sale Agreement.

Contractual Obligations and Commitments

We are obligated to make future payments to third parties under in-license agreements, including sublicense fees, royalties, and payments that become due and payable on the achievement of certain development and commercialization milestones. We have also entered into agreements with third-party vendors which will require us to make future payments upon the delivery of goods and services in future periods.

In April 2021, we entered into a license agreement with BIO-TECHNE Corporation (BIO-TECHNE) for a non-exclusive license to a certain recombinant monoclonal antibody reactive with human CLDN6. This antibody is being developed in our XmAb541 program. Under this license agreement, we may be required to make $30.6 million in additional contingent payments which include $1.8 million of clinical milestones, $4.8 million of regulatory milestones and milestones on the achievement of certain sales of $24.0 million, in addition to royalties upon commercial sales of products of 0.5%. We made an upfront payment in connection with this license in 2021 and made a milestone payment of $0.4 million in 2024 upon an initiation of Phase 1.

In February 2016, we entered into a worldwide exclusive commercial license agreement with Selexis SA to develop and commercialize products produced from the Selexis cell line that was manufactured in connection with our plamotamab drug candidate. In connection with the license, we may be required to make CHF 1.7 million in additional contingent obligations which include CHF 500,000 in development milestones, CHF 400,000 in regulatory milestones and

CHF 800,000 in sales milestones, in addition to royalties upon commercial sales of products of less than 1%. In 2022, we recorded a milestone of CHF 200,000 upon initiation of Phase 2.

In December 2017, we entered into worldwide exclusive commercial license agreements with Selexis to develop and commercialize products produced from the Selexis cell line that was manufactured for certain bispecific antibody candidates. The terms for each agreement are identical and for each licensed cell line we may be required to make up to CHF 1.4 million in total development, regulatory and sales milestones which include CHF 425,000 in development milestones, CHF 340,000 in regulatory milestones and CHF 680,000 in sales milestones. In addition, we may be obligated to pay royalties upon commercial sales of approved products of less than 1%. In 2019, we made a milestone payment of CHF 75,000 in connection with an IND submission, and in 2020, we recorded a milestone payment due of CHF 75,000 in connection with an IND submission. In 2021, we recorded a milestone payment due of CHF 170,000 upon initiation of Phase 2.

In September 2020, we entered into an agreement with MD Andersen in which we agreed to provide up to $10.0 million in funding over a five-year period in exchange for MD Andersen conducting clinical studies with our drug candidates. In December 2021, we amended the agreement to extend it an additional year at the same level of funding. In December 2024, we further amended the agreement to provide that only two studies will continue under the agreement and Xencor's funding obligation to MD Anderson under the agreement is limited to the $2.0 million already paid and an additional $2.4 million to fund the continuing studies.

In August 2022 and in December 2022, we entered into agreements with Caris Life Sciences to license novel targets identified from their technology platform. The terms for the agreements provide that we may be obligated to pay development, regulatory and sales milestones for each target we elect to license in addition to royalties on net sales of approved products.

As the amount and timing of sublicense fees and the achievement and timing of these milestones are not probable and estimable, such commitments have not been included on our balance sheet or in the contractual obligations and commitment tables above.

In November 2023, we entered into the Monjuvi Royalty Sale Agreement and Ultomiris Royalty Sale Agreement and received total proceeds from the transactions of $215.0 million. For further discussion of the sale of future royalties, refer to Note 11 - Sale of Future Royalties in the accompanying notes to the consolidated financial statements included in Part II, Item 8. Consolidated Financial Statements and Supplementary Data of this Annual Report.

New Accounting Pronouncements

See Note 1 - Recent Accounting Pronouncements in the accompanying financial statements for information regarding recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10.0% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

We do not believe that our cash, cash equivalents and marketable securities have significant risk of default or illiquidity. While we believe our cash, cash equivalents and marketable securities do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

Item 8. Consolidated Financial Statements and Supplementary Data

<center>

Xencor, Inc.
Financial Statements

</center>

Audited Financial Statements for the Years Ended December 31, 2024, 2023 and 2022:

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Xencor, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Xencor, Inc. and its subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of loss, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Our report dated February 26, 2025 expressed an opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Judgement and Complexity of Accounting for Non-cash Interest Expense
As discussed in Note 11 to the consolidated financial statements, the Company estimates non-cash interest expense on the liability related to the sale of future royalties. We had identified the estimation of royalties to be earned on future sales of Ultomiris that is used in the calculation of the non-cash interest expense recorded as a critical audit matter as auditing management's assumption of estimated future sales of Ultomiris required a high degree of auditor judgment and an increased extent of audit effort.

Our audit procedures related to the estimation of royalties to be earned on future sales of Ultomiris included the following procedures, among others:

a. obtaining and reviewing the key terms of the Royalty Sale Agreement for the Ultomiris Agreement;

b. evaluating the relevance and reliability of the third party data used in management's estimation of royalties to be earned on future sales of Ultomiris by jurisdiction over the remaining life of the existing patent in place which are used in the model calculation of the effective interest rate used to derive non-cash interest expense on the debt recorded from the Ultomiris Royalty Sale Agreement;

    c.   evaluating the sufficiency of the Company's disclosures within the financial statements related to the release of the liability.

Judgment and Complexity of Research and Development Expenses

As discussed in Note 1 to the consolidated financial statements, the Company accrues costs or records prepaid expenses for clinical trial activities based upon estimates of the services received and related expenses incurred through the balance sheet date that have yet to be invoiced by the contract research organizations or other clinical trial vendors that perform the activities.

Auditing the Company's accounting treatment for research and development expenses is challenging due to the fact that information necessary to estimate the expense is accumulated from multiple sources and the determination of the nature and level of services that have been received during the reporting period requires judgment. In addition, the timing and pattern of vendor invoicing does not correspond to the level of services provided and there may be delays in invoicing from clinical study sites and other vendors.

Our audit procedures related to the accounting treatment for research and development expenses included the following procedures, among others:

    a.   testing the design, implementation and operating effectiveness of relevant controls that addressed the identified risks related to the Company's process for recording research and development expenses and the associated prepaid expense or accrued liability balance;

    b.   testing management's identification of separate deliverables in its contracts with the research institutions and contract research organizations;

    c.   testing the completeness and accuracy of the underlying information provided by the contract research organizations used in the estimates;

    d.   evaluating the significant assumptions used in the estimate of expense for a sample of services received for select deliverables;

    e.   sending external confirmations to a selection of third parties regarding contract terms and completion status of certain deliverables.

/s/ RSM US LLP

We have served as the Company's auditor since 2015.

Los Angeles, CA
February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Xencor, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited Xencor, Inc. and its subsidiary's (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, because of the effect of the material weaknesses described below, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of loss, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements) of the Company and our report dated February 26, 2025, expressed an unqualified opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

i. Management did not have adequate supervision and review controls over the complex accounting for significant and unusual transactions. Specifically, the supervision and review of the accounting for the Ultomiris Royalty Sale Agreement, including the work performed by external advisors, was not designed to operate at a sufficient level of precision.

ii. Management did not have adequate supervision and review controls over the evaluation of certain tax legislation. Specifically, the supervision and review of the accounting for new tax legislation was not designed at a sufficient level of precision.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 financial statements, and this report does not affect our report dated February 26, 2025 on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Los Angeles, CA
February 26, 2025

Xencor, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,	
	2024	2023
Assets		
Current assets		
Cash and cash equivalents	$ 40,875	$ 53,790
Marketable debt securities	408,971	497,725
Marketable equity securities	47,929	42,210
Accounts receivable	60,849	23,739
Prepaid expenses and other current assets	18,977	18,139
Total current assets	577,601	635,603
Property and equipment, net	59,800	66,124
Patents, licenses, and other intangible assets, net	18,485	18,663
Restricted cash	387	380
Marketable debt securities - long term	256,833	145,512
Marketable equity securities - long term	—	64,210
Right of use asset	38,341	33,995
Other assets	498	648
Total assets	$ 951,945	$ 965,135
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 16,759	$ 13,914
Accrued expenses	19,217	23,564
Income tax payable	—	5,291
Lease liabilities	3,009	3,435
Debt	48,447	27,711
Total current liabilities	87,432	73,915
Uncertain tax position payable	9,990	8,336
Lease liabilities, net of current portion	65,338	59,025
Debt, net of current portion	115,159	161,772
Total liabilities	277,919	303,048
Commitments and contingencies (see note 9)		
Stockholders' equity		
Preferred stock, $0.01 par value: 10,000,000 authorized shares; -0- issued and outstanding shares at December 31, 2024 and 2023	—	—
Common stock, $0.01 par value: 200,000,000 authorized shares; 70,256,108 issued and outstanding shares at December 31, 2024 and 60,998,191 issued and outstanding at December 31, 2023	703	611
Additional paid-in capital	1,381,607	1,131,266
Accumulated other comprehensive (loss) income	(663)	1,291
Accumulated deficit	(704,036)	(471,418)
Total stockholders' equity attributable to Xencor, Inc.	677,611	661,750
Non-controlling interest	(3,585)	337
Total stockholders' equity	674,026	662,087
Total liabilities and stockholders' equity	$ 951,945	$ 965,135

See accompanying notes to the financial statements.

Xencor, Inc.
Consolidated Statements of Loss
(in thousands, except share and per share data)

		Year Ended December 31,			
		2024		**2023**	**2022**
Revenue					
Collaborations, licenses, milestones, and royalties	$	110,493	$ 174,615	$	164,579
Operating expenses					
Research and development		227,686	253,598		199,563
General and administrative		61,215	53,379		47,489
Total operating expenses		288,901	306,977		247,052
Loss from operations		(178,408)	(132,362)		(82,473)
Other income (expense)					
Interest income		31,930	19,331		4,830
Interest expense		(36,643)	(6,177)		(13)
Other income (expense), net		50	(31)		(148)
Impairment on equity securities		(20,430)	—		(138)
(Loss) gain on equity securities, net		(31,422)	(395)		23,434
Total other income (expense), net		(56,515)	12,728		27,965
Loss before income tax		(234,923)	(119,634)		(54,508)
Income tax expense		1,617	13,662		673
Net loss		(236,540)	(133,296)		(55,181)
Net loss attributable to non-controlling interest		(3,922)	(163)		—
Net loss attributable to Xencor, Inc.	$	(232,618)	$ (133,133)	$	(55,181)
Net loss per common share attributable to Xencor, Inc.:					
Basic and diluted	$	(3.58)	$ (2.20)	$	(0.93)
Weighted average common shares used to compute net loss per share attributable to Xencor, Inc.					
Basic and diluted		65,041,265	60,503,283		59,652,461

See accompanying notes to the financial statements.

Xencor, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

		Year Ended December 31,			
		2024	**2023**	**2022**	
Net loss	$	(236,540)	$ (133,296)	$ (55,181)	
Other comprehensive income (loss):					
Net unrealized (loss) gain on marketable debt securities available-for-sale		(1,954)	8,243	(5,442)	
Comprehensive loss		(238,494)	(125,053)	(60,623)	
Comprehensive loss attributable non-controlling interest		(3,922)	(163)	—	
Comprehensive loss attributable to Xencor, Inc.	$	(234,572)	$ (124,890)	$ (60,623)	

Xencor, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share data)

Stockholders' Equity	Common Stock Shares	Amount	Additional Paid in-Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Equity
Balance, December 31, 2021	59,355,558	$ 595	$1,017,523	$ (1,510)	$ (283,104)	$ —	$ 733,504
Issuance of common stock upon exercise of stock awards	195,485	2	3,608	—	—	—	3,610
Issuance of common stock under the Employee Stock Purchase Plan	105,597	1	2,091	—	—	—	2,092
Issuance of restricted stock units	341,073	3	(3)	—	—	—	—
Comprehensive loss	—	—	—	(5,442)	(55,181)	—	(60,623)
Stock-based compensation	—	—	48,913	—	—	—	48,913
Balance, December 31, 2022	59,997,713	601	1,072,132	(6,952)	(338,285)	—	727,496
Issuance of common stock upon exercise of stock awards	344,383	3	3,409	—	—	—	3,412
Issuance of common stock under the Employee Stock Purchase Plan	98,029	1	1,976	—	—	—	1,977
Issuance of restricted stock units	558,066	6	(6)	—	—	—	—
Contribution from non-controlling interest owners	—	—	—	—	—	500	500
Comprehensive income (loss)	—	—	—	8,243	(133,133)	(163)	(125,053)
Stock-based compensation	—	—	53,755	—	—	—	53,755
Balance, December 31, 2023	60,998,191	611	1,131,266	1,291	(471,418)	337	662,087
Sale of common stock and pre-funded warrants, net of issuance cost	8,093,712	81	189,098	—	—	—	189,179
Issuance of common stock upon exercise of stock awards	458,857	4	6,309	—	—	—	6,313
Issuance of common stock under the Employee Stock Purchase Plan	96,234	1	1,659	—	—	—	1,660
Issuance of restricted stock units	609,114	6	(6)	—	—	—	—
Comprehensive loss	—	—	—	(1,954)	(232,618)	(3,922)	(238,494)
Stock-based compensation	—	—	53,281	—	—	—	53,281
Balance, December 31, 2024	**70,256,108**	**$ 703**	**$1,381,607**	**$ (663)**	**$ (704,036)**	**$ (3,585)**	**$ 674,026**

See accompanying notes to the financial statements.

Xencor, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Consolidated net loss	$ (236,540)	$ (133,296)	$ (55,181)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	12,107	11,498	8,799
(Accretion of discount) amortization of premium on marketable debt securities	(16,044)	(13,635)	127
Stock-based compensation	53,281	53,755	48,913
Abandonment of capitalized intangible assets	2,329	1,267	1,510
Loss on disposal of assets	1,577	1,379	145
Gain on sale of available-for-sale marketable debt securities	(37)	—	—
Equity received in connection with license agreement	—	(10,000)	(5,397)
Change in fair value of equity securities	31,422	395	(23,434)
Impairment on equity securities	20,430	—	138
Noncash royalty revenue related to sale of future royalties	(66,906)	(14,575)	—
Noncash interest expense	36,593	6,153	—
Changes in operating assets and liabilities:			
Accounts receivable	(32,673)	19,833	37,387
Interest receivable from marketable debt securities	(3,441)	(1,028)	(530)
Prepaid expenses and other assets	159	5,103	634
Income taxes	(4,484)	13,633	—
Accounts payable	2,845	3,826	(3,913)
Accrued expenses	(4,347)	4,836	(715)
Lease liabilities and ROU assets	1,541	3,250	22,976
Deferred revenue	—	(30,320)	(6,974)
Net cash (used in) provided by operating activities	(202,188)	(77,926)	24,485
Cash flows from investing activities			
Proceeds from maturities of marketable debt securities available-for-sale	565,358	693,090	306,607
Proceeds from sale of marketable debt securities available-for-sale	24,696	—	—
Proceeds from sale of equity securities	6,640	—	—
Proceeds from sale of property and equipment	—	1	—
Purchase of marketable securities	(595,054)	(782,905)	(387,928)
Purchase of intangible assets	(3,415)	(2,803)	(4,910)
Purchase of property and equipment	(6,097)	(18,448)	(38,494)
Conversion of convertible note	—	—	5,000
Net cash used in investing activities	(7,872)	(111,065)	(119,725)
Cash flows from financing activities			
Proceeds from issuance of common stock and pre-funded warrants	201,256	—	—
Common stock and pre-funded warrants issuance costs	(12,077)	—	—
Proceeds from issuance of common stock upon exercise of stock awards	6,313	3,412	3,610
Proceeds from issuance of common stock from Employee Stock Purchase Plan	1,660	1,977	2,092
Proceeds from sale of future royalties	—	183,330	—
Proceeds from non-controlling interest	—	500	—
Net cash provided by financing activities	197,152	189,219	5,702
Net (decrease) increase in cash, cash equivalents, and restricted cash	(12,908)	228	(89,538)
Cash, cash equivalents, and restricted cash, beginning of year	54,170	53,942	143,480
Cash, cash equivalents, and restricted cash, end of year	$ 41,262	$ 54,170	$ 53,942

	Year Ended December 31,					
	2024		**2023**		**2022**	
Supplemental disclosures of cash flow information						
Cash paid for:						
Interest	$	33	$	22	$	13
Taxes		6,100		—		700
Supplemental schedule of noncash activities						
Net unrealized (loss) gain on marketable debt securities available-for-sale	$	(1,954)	$	8,243	$	(5,442)
Addition of right-of-use asset		7,166		2,462		6,155
Reconciliation of cash, cash equivalents, and restricted cash reported in the balance sheets						
Cash and cash equivalents		40,875	$	53,790	$	53,942
Restricted cash		387	$	380	$	—
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$	41,262	$	54,170	$	53,942

See accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies

Description of Business

Xencor, Inc. (we, us, our, or the Company) was incorporated in California in 1997 and reincorporated in Delaware in September 2004. We are a clinical-stage biopharmaceutical company focused on discovering and developing engineered antibody therapeutics to treat patients with cancer and autoimmune diseases, who have unmet medical needs. We use our protein engineering capabilities to design new technologies and XmAb® drug candidates with improved properties. We advance these candidates into clinical-stage development, where we are conducting Phase 1 and Phase 2 studies for a broad portfolio of programs, to determine which programs we advance into later stages of development and potentially commercialization, which programs we partner to access complementary resources to optimize development, and which programs we discontinue.

Our operations are based in Pasadena, California and San Diego, California.

Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Xencor, Inc. and its subsidiary Gale Therapeutics Inc. (Gale), a variable interest entity (VIE) in which the Company is the primary beneficiary. As of December 31, 2024, the Company owned less than 100% of Gale, the Company recorded net loss attributable to non-controlling interests in its consolidated statements of loss equal to the percentage of the economic or ownership interests retained in Gale by the non-controlling party. In January 2025, Gale became a wholly-owned subsidiary of the Company and will be fully consolidated from the date on which control is transferred to the Company.

The Company's consolidated financial statements as of December 31, 2024, 2023, and 2022 and for the years then ended have been prepared in accordance with accounting principles generally accepted in the United States (U.S.).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, other comprehensive income (loss) and the related disclosures. On an ongoing basis, management evaluates its estimates, including estimates related to its accrued clinical trial and manufacturing development expenses, stock-based compensation expense, evaluation of intangible assets, investments, leases and other assets for evidence of impairment, fair value measurements, and contingencies. Significant estimates in these financial statements include estimates made for royalty revenue, interest expense under the royalty sale agreements, accrued research and development expenses, stock-based compensation expenses, intangible assets, incremental borrowing rate for right-of-use (ROU) asset and lease liability, estimated standalone selling price of performance obligations, estimated time for completing delivery of performance obligations under certain arrangements, the likelihood of recognizing variable consideration, the carrying value of equity instruments without a readily determinable fair value, and recoverability of deferred tax assets.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2023-07, *Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures,* which requires disclosures about significant segment expenses and additional interim disclosure requirements. The standard also requires a single reportable segment company to provide all disclosures required by Topic 280. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 13 for the segment disclosures as required by Topic 280, as amended by ASU 2023-07.

Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures*, which is effective for fiscal years beginning on and after December 15, 2024, and interim periods within those fiscal years. The standard provides more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The Company does not anticipate that the standard will have a significant impact on its financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)*, which is effective for fiscal years beginning on and after December 15, 2026, and interim periods beginning after December 15, 2027. The standard requires disaggregated disclosure of income statement expenses for public business entities. It does not change the expense captions an entity presents on the face of the income statement, but it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The Company does not anticipate that the standard will have a significant impact on its financial statements.

Variable Interest Entity

A VIE is a legal entity that, by design, 1) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, 2) has equity investors that lack the power to direct the entity's activities, 3) has investors with limited obligation to absorb expected losses, or 4) has investors who do not have the right to receive the residual returns of the entity. The primary beneficiary of a VIE is the party with the controlling financial interest and has the power to direct the activities of the VIE that most significantly impact the entity's economic performance and has the obligation to absorb losses of the VIE, or the right to receive benefits of the VIE that could be potentially significant to the VIE.

On December 19, 2023, we entered into the Gale License and Gale Services Agreements, (as defined in Note 10). We consolidated Gale's financial statements in which we have direct controlling financial interest based on the VIE model.

We consider all the facts and circumstances, including our role in establishing Gale and our ongoing rights and responsibilities to assess where we have the power to direct the activities of Gale. In general, the parties that make the most significant decisions affecting the VIE and have the right to remove those decision-makers unilaterally or by majority vote are deemed to have the power to direct the activities of a VIE.

At Gale's inception, we determined whether we were the primary beneficiary and if Gale should be consolidated based on facts and circumstances. Under the rules of determining whether an entity is a VIE, we determined that Gale is a VIE and we are the primary beneficiary. We continuously assess whether we are the primary beneficiary of Gale as changes to existing relationships or future transactions may result in us consolidating or deconsolidating Gale.

Liability Related to the Sale of Future Royalties

We record a liability related to the sale of future royalties as debt, amortized under the effective interest rate method over the estimated life of the royalty sale agreements. See Note 11. The amortization of the liability related to the sale of future royalties is based on our current estimate of future royalty payments to be made to OMERS. Royalty revenue will be recognized as earned, and the payments made will be a reduction of the liability when paid.

Non-Cash Interest Expense on the Liability Related to the Sale of Future Royalties

The total expected royalty payments less the net proceeds received will be recorded as non-cash interest expense over the life of the liability. Interest is imputed on the unamortized portion using the effective interest method and expense is recorded based on the timing of the payments received by OMERS over the term of the royalty sale agreement. The actual interest rate will be affected by the timing of royalty payments made and changes in the forecasted revenue.

Revenue Recognition

We have, to date, earned revenue from research and development collaborations, which may include research and development services, licenses of our internally developed technologies, licenses of our internally developed drug candidates, or combinations of these.

The terms of our license, research and development, and collaboration agreements generally include non-refundable upfront payments, research funding, co-development payments and reimbursements, license fees, and milestone and other contingent payments to us for the achievement of defined collaboration objectives and certain clinical, regulatory and sales-based events, as well as royalties on sales of any commercialized products.

The terms of our licensing agreements include non-refundable upfront fees, annual licensing fees, and contractual payment obligations for the achievement of pre-defined preclinical, clinical, regulatory and sales-based events by our partners. The licensing agreements also include royalties on sales of any commercialized products by our partners.

We recognize revenue through the five-step process in accordance with Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*, when control of the promised goods or services is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Deferred Revenue

Deferred revenue arises from payments received in advance of the culmination of the earnings process. We have classified deferred revenue for which we stand ready to perform within the next 12 months as a current liability. We recognize deferred revenue as revenue in future periods when the applicable revenue recognition criteria have been met. There was no deferred revenue reported at December 31, 2024 or 2023.

Accounts Receivable

Accounts receivable primarily consists of royalty and milestone revenues receivable from our license and collaboration agreements, as well as receivables arising from cost-sharing development activities. We did not record an allowance for credit losses at December 31, 2024 or 2023 due to an immaterial allowance as a result of our evaluation of credit risk under ASC 326, *Financial Instruments - Credit Losses*. We expect to collect all receivables within the terms, which are generally between 30 and 60 days.

Research and Development Expenses

Research and development expenses include costs we incur for our own and for our collaborators' research and development activities. Research and development costs are expensed as incurred. These costs consist primarily of salaries and benefits, including associated stock-based compensation, laboratory supplies, facility costs, and applicable overhead expenses of personnel directly involved in the research and development of new technology and products, as well as fees paid to other entities that conduct certain research and development activities on our behalf. We estimate preclinical study and clinical trial expenses based on the services performed pursuant to the contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on our behalf based on the actual time and expenses they incurred. Further, we accrue expenses related to clinical trials based on the level of patient enrollment and activity according to the related agreement. We monitor patient enrollment levels and related activity to the extent reasonably possible and adjust estimates accordingly.

We capitalize acquired research and development technology licenses and third-party contract rights where such assets have an alternative use and amortize the costs over the shorter of the license term or the expected useful life. We review the license arrangements and the amortization period on a regular basis and adjust the carrying value or the amortization period of the licensed rights if there is evidence of a change in the carrying value or useful life of the asset.

Cash and Cash Equivalents

We consider cash equivalents to be only those investments which are highly liquid, readily convertible to cash and which mature within three months from the date of purchase.

Restricted Cash

As of December 31, 2024, we had an outstanding letter of credit (LOC) collateralized by a money market account of $0.4 million, to the benefit of the landlord related to our San Diego facility lease. The terms of the lease provide that the amount of the LOC will be reduced on a ratable basis over the term of the lease. The amount of the LOC was classified as long-term restricted cash as of December 31, 2024.

Marketable Debt and Equity Securities

We have an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. We invest its excess cash primarily in marketable debt securities issued by investment grade institutions.

We consider our marketable debt securities to be available-for-sale and do not intend to sell these securities, and it is not more likely than not we will be required to sell the securities before recovery of the amortized cost basis. These assets are carried at fair value and any impairment losses and recoveries related to the underlying issuer's credit standing are recognized within other income (expense), while non-credit related impairment losses and recoveries are recognized within accumulated other comprehensive income (loss). There were no impairment losses or recoveries recorded for the years ended in December 31, 2024 and 2023, respectively. Accrued interest on marketable debt securities is included in the marketable securities' carrying value. Accrued interest was $5.7 million and $2.3 million at December 31, 2024 and 2023, respectively. Each reporting period, we review our portfolio of marketable debt securities, using both quantitative and qualitative factors, to determine if each security's fair value has declined below its amortized cost basis. During the years ended December 31, 2024 and 2023, we recorded an unrealized loss of $2.0 million and an unrealized gain of $8.2 million, respectively, in our portfolio of marketable debt securities. The unrealized loss was due to the changing interest rate environment and is not due to changes in the credit quality of the underlying securities. The unrealized gain (loss) were recorded in other comprehensive income (loss) for the years then ended.

We receive equity securities in connection with certain licensing transactions with our partners. These investments in equity securities are carried at fair value with changes in fair value recognized each period and reported within other income (expense). For equity securities with a readily determinable fair value, we remeasure these equity investments at each reporting period until such time that the investment is sold or disposed. If the Company sells an investment, any realized gains or losses on the sale of the securities will be recognized within other income (expense) in the consolidated statement of loss in the period of sale.

We also have had investments in equity securities without a readily determinable fair value, where we elect the measurement alternative to record at their initial cost minus impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In connection with equity securities without readily determinable fair value, we recorded impairment charges of $20.4 million and $0.1 million, for the years ended December 31, 2024 and 2022, respectively. During the year ended December 31, 2023, we did not record an impairment charge. As of December 31, 2024, we do not hold any equity securities without a readily determinable fair value.

During the years ended December 31, 2024 and 2023, we recorded a net loss of $31.4 million and $0.4 million, respectively, in connection with its equity investments. During the year ended December 31, 2022, we recorded a net gain of $23.4 million.

Concentrations of Risk

Cash, cash equivalents, restricted cash, marketable debt securities and accounts receivable are financial instruments that potentially subject us to concentrations of risk. We invest our cash in corporate debt securities and U.S. sponsored agencies with strong credit ratings. We have established guidelines relative to diversification and maturities that are designed to help ensure safety and liquidity. These guidelines are periodically reviewed to take advantage of trends in yields and interest rates.

Cash, cash equivalents, and restricted cash are maintained at financial institutions, and at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. Amounts on deposit in excess of federally insured limits at December 31, 2024 and 2023 approximated $40.8 million and $53.8 million, respectively.

Concentration of credit risk with respect to accounts receivable are from our licensing and collaboration agreements. To mitigate such risk, we monitor the amounts owed to us under such agreements. We have receivables with two customers that represent 76% of our total receivables and with three customers and service providers that represent 76% of our total receivables at December 31, 2024 and 2023, respectively. The receivables are related to cost share reimbursement and milestones and royalty revenues from our licensing and collaboration agreements. Payment on receivables relating to non-cash royalty revenue earned under the Ultomiris and Monjuvi Royalty Sale Agreements are made directly to OMERS. No other customer accounted for more than 10% of total receivables at December 31, 2024 or 2023.

We have payables with three service providers that represent 39% of our total payables and with two service providers that represented 38% of our total payables at December 31, 2024 and 2023, respectively. We rely on five critical suppliers for the manufacture of our drug product for use in our clinical trials. While we believe that there are alternative vendors available, a change in manufacturing vendors could cause a delay in the availability of drug product and result in a delay of conducting and completing our clinical trials. No other vendor accounted for more than 10% of total payables at December 31, 2024 or 2023.

Fair Value of Financial Instruments

Our financial instruments primarily consist of cash and cash equivalents, marketable debt and equity securities, accounts receivable, accounts payable, and accrued expenses. Marketable debt securities and cash equivalents are carried at fair value. The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. The fair value of the other financial instruments closely approximates their fair value due to their short maturities.

The Company accounts for recurring and non-recurring fair value measurements in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosure about fair value measurements. The ASC 820 hierarchy ranks the quality of reliable inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

> *Level 1*—Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets or liabilities.

> *Level 2*—Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active. Related inputs can also include those used in valuation or other pricing models, such as interest rates and yield curves that can be corroborated by observable market data.

> *Level 3*—Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by the reporting entity – e.g., determining an appropriate discount factor for illiquidity associated with a given security.

The Company measures the fair value of financial assets using the highest level of inputs that are reasonably available as of the measurement date. The assets recorded at fair value are classified within the hierarchy as follows for the periods reported (in thousands):

	December 31, 2024		
	Total Fair Value	Level 1	Level 2
Money Market Funds in Cash and Cash Equivalents	$ 26,180	$ 26,180	$ —
Corporate Securities	142,873	—	142,873
Government Securities	522,931	—	522,931
Equity Securities	47,929	47,929	—
	$ 739,913	$ 74,109	$ 665,804

| | December 31, 2023 | | |
	Total Fair Value	Level 1	Level 2
Money Market Funds in Cash and Cash Equivalents	$ 25,520	$ 25,520	$ —
Corporate Securities	228,723	—	228,723
Government Securities	414,514	—	414,514
Equity Securities	42,210	42,210	—
	$ 710,967	$ 67,730	$ 643,237

Our policy is to record transfers of assets between Level 1 and Level 2 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. During the years ended December 31, 2024 and 2023, there were no transfers between Level 1 and Level 2.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred, while renewals and improvements are capitalized. Useful lives by asset category are as follows:

Computers, software and equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold and tenant improvements	Shorter of asset life or remaining lease term

Patents, Licenses, and Other Intangible Assets

The cost of acquiring licenses is capitalized and amortized on the straight-line basis over the shorter of the term of the license or its estimated economic life, ranging from 1 to 20.2 years. Third-party costs incurred for acquiring patents are capitalized. Capitalized costs are accumulated until the earlier of the period that a patent is issued, or we abandon the patent claims. Cumulative capitalized patent costs are amortized on a straight-line basis from the date of issuance over the shorter of the patent term or the estimated useful economic life of the patent, ranging from 2 to 27 years. Our senior management, with advice from outside patent counsel, assesses three primary criteria to determine if a patent will be capitalized initially: i) technical feasibility, ii) magnitude and scope of new technical function covered by the patent compared to our existing technology and patent portfolio, particularly assessing the value added to our product candidates or licensing business, and iii) legal issues, primarily assessment of patentability and prosecution cost. We review our intellectual property on a regular basis to determine if there are changes in the estimated useful life of issued patents and if any capitalized costs for unissued patents should be abandoned. Capitalized patent costs related to abandoned patent filings are charged off in the period of the decision to abandon. During the years ended December 31, 2024, 2023, and 2022, we abandoned previously capitalized patent and licensing related charges of $2.3 million, $1.3 million, and $1.5 million, respectively.

The carrying amount and accumulated amortization of patents, licenses, and other intangibles is as follows (in thousands):

	December 31,			
	2024		**2023**	
Patents, definite life	$	16,854	$	15,340
Patents, pending issuance		10,396		9,723
Licenses and other amortizable intangible assets		2,430		4,007
Nonamortizable intangible assets (trademarks)		399		399
Total gross carrying amount		30,079		29,469
Accumulated amortization—patents		(9,742)		(8,663)
Accumulated amortization—licenses and other		(1,852)		(2,143)
Total intangible assets, net	$	18,485	$	18,663

Amortization expense for patents, licenses, and other intangible assets was $1.3 million, $1.3 million, and $1.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Future amortization expense for patents, licenses, and other intangible assets recorded as of December 31, 2024, and for which amortization has commenced, is as follows:

	Year Ended December 31,
	(in thousands)
2025	$ 1,015
2026	1,037
2027	985
2028	849
2029	607
Thereafter	3,197
Total	$ 7,690

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets, and other events. As of December 31, 2024, the Company has $10.4 million of intangible assets which are in-process and have not been placed in service, and accordingly amortization on these assets has not commenced.

Long-Lived Assets

Management reviews long-lived assets which include fixed assets, amortizable intangibles, and ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

We did not recognize a loss from impairment for the years ended December 31, 2024, 2023, or 2022.

Income Taxes

We account for income taxes in accordance with accounting guidance which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where there is greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is a 50% or less likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Unrecognized tax benefits were $8.9 million at December 31, 2024 and 2023. We did not have any material unrecognized tax benefits at December 31, 2022.

Our policy is to recognize interest and penalties on taxes, if any, as a component of income tax expense. Interest and penalties of $1.7 million have been recorded through the year ended December 31, 2024.

The Tax Cuts and Jobs Act of 2017 (TCJA) enacted on December 22, 2017 included several key provisions impacting the accounting for and reporting of income taxes. The most significant provisions reduced the U.S. corporate statutory tax rate from 35% to 21%, eliminated the corporate Alternative Minimum Tax (AMT) system, and made changes to the carryforward of net operating losses beginning on January 1, 2018. The TCJA changed the income tax treatment of research and development expenses requiring such costs to be capitalized and amortized over several years beginning effective January 1, 2022. We recorded income tax expense of $1.6 million, $13.7 million and $0.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Stock-Based Compensation

We recognize compensation expense using a fair-value-based method for costs related to all share-based payments, including stock options, restricted stock units (RSUs), and shares issued under our Employee Stock Purchase Plan (ESPP). Stock-based compensation cost related to employees, directors and consultants is measured at the grant date, based on the fair-value-based measurement of the award using the Black-Scholes method, and is recognized as expense over the requisite service period on a straight-line basis. We account for forfeitures when they occur. We recorded stock-based compensation and expense for stock-based awards to employees, directors, and consultants of approximately $53.3 million, $53.8 million, and $48.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Net Loss Per Share

Basic net loss per common share attributable to Xencor is computed by dividing the net loss attributable to Xencor by the weighted-average number of common shares outstanding during the period without consideration of common stock equivalents. Diluted net loss per common share attributable to Xencor is computed by dividing the net loss attributable to Xencor by the weighted-average number of common stock equivalents outstanding for the period. Potentially dilutive securities consisting of stock issuable pursuant to outstanding options and restricted stock units (RSUs), and stock issuable pursuant to the 2013 Employee Stock Purchase Plan (ESPP) are not included in the per common share calculation in periods when the inclusion of such shares would have an anti-dilutive effect.

Basic and diluted net loss per common share attributable to Xencor for the years ended December 31, 2024, 2023, and 2022, is computed by dividing the net loss attributable to Xencor by the weighted-average number of common shares outstanding during the period. In 2024, 2023, and 2022, we excluded all options and awards from the calculations of diluted net income per common share attributable to Xencor because we reported net losses in the period, and the inclusion of such shares would have had an antidilutive effect.

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands, except share and per share data)		
Basic and diluted:			
Numerator:			
Net loss attributable to Xencor, Inc.	$ (232,618)	$ (133,133)	$ (55,181)
Denominator:			
Weighted-average common shares outstanding	65,041,265	60,503,283	59,652,461
Basic and diluted net loss per common share attributable to Xencor, Inc.	$ (3.58)	$ (2.20)	$ (0.93)

For the years ended December 31, 2024, 2023, and 2022, all outstanding potentially dilutive securities were excluded from the calculation as the effect of including such securities would have been anti-dilutive.

Segment Reporting

The Company determines its segment reporting based upon the way the business is organized for making operating decisions, allocating resources and assessing performance by the chief operating decision maker (CODM) or decision-making group. The Company has only one operating segment related to the development of pharmaceutical products. See Note 13 to these consolidated financial statements for additional discussion.

2. Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). For the years ended December 31, 2024, 2023, and 2022, the only component of other comprehensive income (loss) is net unrealized gain (loss) on marketable debt securities. There were no material reclassifications out of accumulated other comprehensive income (loss) during the year ended December 31, 2024.

3. Marketable Debt and Equity Securities

The Company's marketable debt securities held as of December 31, 2024 and 2023 are summarized below:

	December 31, 2024			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
(in thousands)				
Money Market Funds	$ 26,180	$ —	$ —	$ 26,180
Corporate Securities	142,688	185	—	142,873
Government Securities	523,769	647	(1,485)	522,931
	$ 692,637	$ 832	$ (1,485)	$ 691,984
Reported as				
Cash and cash equivalents				$ 26,180
Marketable debt securities				665,804
Total investments				$ 691,984

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(in thousands)				
Money Market Funds	$ 25,520	$ —	$ —	$ 25,520
Corporate Securities	228,382	342	(1)	228,723
Government Securities	413,553	1,037	(76)	414,514
	$ 667,455	$ 1,379	$ (77)	$ 668,757

Reported as	
Cash and cash equivalents	$ 25,520
Marketable debt securities	643,237
Total investments	$ 668,757

The maturities of the Company's marketable debt securities as of December 31, 2024 are as follows:

	Amortized Cost	Estimated Fair Value
(in thousands)		
Mature in one year or less	$ 408,337	$ 408,971
Mature within two years	258,120	256,833
	$ 666,457	$ 665,804

The unrealized losses on available-for-sale investments and their related fair values as of December 31, 2024 and 2023 are as follows:

	December 31, 2024			
	Less than 12 months		12 months or greater	
	Fair value	Unrealized losses	Fair value	Unrealized losses
(in thousands)				
Government Securities	$ 42,794	$ (115)	$ 223,961	$ (1,370)

	December 31, 2023			
	Less than 12 months		12 months or greater	
	Fair value	Unrealized losses	Fair value	Unrealized losses
(in thousands)				
Corporate Securities	$ 8,073	$ (1)	$ —	$ —
Government Securities	66,546	(76)	—	—
	$ 74,619	$ (77)	$ —	$ —

The unrealized losses from the available-for-sale securities are due to changes in the interest rate environment and not changes in the credit quality of the underlying securities in the portfolio.

The Company's equity securities include securities with a readily determinable fair value and have included securities without a readily determinable fair value. Equity securities with a readily determinable fair value are carried at fair value with changes in fair value recognized each period and reported within other income (expense), net. For equity securities without a readily determinable fair value, the Company elects the measurement alternative to record these

investments at their initial cost and evaluates such investments at each reporting period for evidence of impairment, or observable price changes in orderly transactions for the identical or similar investment of the same issuer.

In 2018, the Company received common and preferred stock in Astria Therapeutics, Inc. (Astria) (formerly Quellis Biosciences, Inc.) in connection with a licensing transaction.The Company recorded shares in Astria common stock at their fair value each reporting period, and the adjustment in the fair value of the Astria common stock was recorded in unrealized gain (loss) in equity securities. The Company recorded its investment in the shares of Astria preferred stock as an equity interest without a readily determinable fair value. The Company elected to record the original shares of preferred stock at their initial cost and to review the carrying value for impairment or other changes in carrying value at each reporting period. The Company subsequently recorded impairment charges of $0.1 million related to its investment in Astria's preferred stock in 2022.

In 2023, the Company exchanged its preferred shares for additional shares of common stock in Astria. The common stock had a readily determinable fair value, and difference in the fair value of the common stock and the carrying value of the preferred stock was recorded as a gain in equity securities for the year ended December 31, 2023.

In 2024, the Company sold all of its 697,867 shares of common stock of Astria, and the Company no longer held any share of common stock of Astria as of December 31, 2024. The Company recognized realized gain of $1.3 million from the sale of the common stock for the year ended December 31, 2024. The Company recognized unrealized (loss) gain of $(4.3) million and $6.1 million related to its equity interest in Astria for the years ended December 31, 2023 and 2022, respectively.

In 2017, the Company received shares of common stock of INmune Bio, Inc. (INmune) and an option to acquire additional shares of INmune's common stock in connection with a licensing transaction. The Company subsequently exchanged the option for additional shares of INmune common stock. The Company recorded the INmune common stock at its fair value each reporting period, and the adjustment in the fair value of the shares of INmune common stock was recorded in gain (loss) on equity securities. The Company recorded $(12.4) million, $9.3 million, and $(7.3) million of unrealized (loss) gain related to its investment in INmune for the years ended December 31, 2024, 2023, and 2022, respectively.

In 2021, the Company received shares of common stock of Viridian Therapeutics, Inc. (Viridian) in connection with a licensing transaction. In 2022, the Company received additional shares of common stock of Viridian in connection with a second licensing transaction. The shares of Viridian common stock are classified as equity securities with a readily determinable fair value, and the adjustment in the fair value of the shares of Viridian common stock was recorded in gain (loss) on equity securities. The Company recorded $(1.9) million, $(5.3) million, and $6.8 million of unrealized (loss) gain related to its investment in Viridian for the years ended December 31, 2024, 2023, and 2022, respectively.

In 2020, the Company received an equity interest in preferred stock in Zenas BioPharma (Cayman) Limited, now Zenas BioPharma, Inc. (Zenas) with a fair value of $16.1 million, in connection with the Zenas Agreement (defined below). The Company elected the measurement alternative to carry the Zenas equity at cost minus impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or a similar investment of the same issuer. In 2021, the Company received a warrant to receive equity from Zenas with a fair value of $14.9 million in connection with the Second Zenas Agreement (defined below). In addition, the Company purchased a convertible promissory note from Zenas.

In 2022, Zenas completed a financing transaction, pursuant to which a warrant to purchase Zenas equity that was held by the Company was automatically exercised, and a convertible promissory note issued to the Company by Zenas was automatically converted, with both converting into shares of Zenas' preferred stock. After the financing transaction, the Company continued to record our investment in Zenas at fair value adjusted at each reporting period for impairment or other evidence of change in value. As a result of the Zenas financing transaction, the estimated fair value of our investment in equity securities increased by $17.9 million.

In 2023, Zenas initiated a Phase 3 trial, and the Company received a milestone payment of additional equity in preferred stock in Zenas with a fair value of $10.0 million. In the first half of 2024, the Company recorded an impairment charge of $20.4 million related to its investment in Zenas' preferred stock as a result of an impairment analysis using the measurement alternative for the valuation of a security without a readily determinable fair value.

On September 16, 2024, following the closing of Zenas' initial public offering, the Company's preferred stock in Zenas was automatically converted to 3,098,380 shares of common stock which were then classified as equity securities with a readily determinable fair value. The Company subsequently discontinued the use of the measurement alternative in valuing its equity interest in Zenas. The Company subsequently recorded an unrealized loss of $18.4 million for the year ended December 31, 2024.

Equity securities with a readily determinable fair value and their fair values (in thousands) as of December 31, 2024 and 2023 are as follows:

	Fair Value December 31, 2024	Fair Value December 31, 2023
Astria Common Stock	$ —	$ 5,360
INmune Common Stock	8,805	21,231
Viridian Common Stock	13,748	15,619
Zenas Common Stock	25,376	—
	$ 47,929	$ 42,210

Equity securities without a readily determinable fair value and their carrying values (in thousands) as of December 31, 2024 and 2023 are as follows:

	Carrying Value December 31, 2024	Carrying Value December 31, 2023
Zenas Preferred Stock	—	64,210

Net (loss) gain recorded related to these equity securities are recorded under other income (expense). Below is a reconciliation of net gain (loss) recorded on equity securities (in thousands) during the year ended December 31, 2024 and 2023:

	Year Ended December 31,		
	2024	2023	2022
Net (loss) gain recorded on equity securities	$ (31,422)	$ (395)	$ 23,434
Less: Net gain recorded on sale of equity securities	1,280	—	—
Unrealized (loss) gain recorded on equity securities held at the reporting date	$ (32,702)	$ (395)	$ 23,434

4. Sale of Additional Common Stock

In September 2024, the Company completed an underwritten public offering pursuant to an automatic universal shelf registration statement on Form S-3 of 8,093,712 shares of common stock which included 1,458,600 shares issued pursuant to our underwriters' exercise of their over-allotment option, as well as pre-funded warrants to purchase up to an aggregate of 1,458,600 shares of common stock with an exercise price of $0.01 per share. The Company received net proceeds of $189.2 million after deducting underwriting discounts, commissions, and offering expenses.

5. Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2024	**2023**
	(in thousands)	
Computers, software and equipment	$ 47,063	$ 49,782
Furniture and fixtures	128	158
Leasehold and tenant improvements	54,788	52,410
Total gross carrying amount	101,979	102,350
Less accumulated depreciation and amortization	(42,179)	(36,226)
Total property and equipment, net	$ 59,800	$ 66,124

Leasehold and tenant improvements consist primarily of leasehold construction at our Pasadena headquarters.

Depreciation expense related to property and equipment in 2024, 2023, and 2022 was $10.8 million, $10.1 million, and $7.4 million, respectively.

6. Income Taxes

Our effective tax rate differs from the statutory federal income tax rate, primarily as a result of the changes in valuation allowance. The provision for income taxes for the years ended December 31, 2024, 2023 and 2022 is as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Current			
Federal	513	11,472	672
State	1,104	2,190	1
	1,617	13,662	673
Deferred			
Federal	—	—	—
State	—	—	—
	—	—	—
Total	$ 1,617	$ 13,662	$ 673

A reconciliation of the federal statutory income tax to our effective income tax is as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Federal statutory income tax	$ (49,334)	$ (25,123)	$ (11,447)
State and local income taxes	(1,860)	(1,978)	(615)
Research and development credit	(12,124)	(15,816)	(9,366)
Stock-based compensation	4,712	3,132	3,384
Foreign-derived intangible income	—	(4,915)	(1,449)
Other	276	286	(74)
Change in state rate	1,661	(176)	44
Deferred tax adjustment	242	(1,199)	—
Net change in valuation allowance	56,390	57,313	20,196
Uncertain tax position	1,654	2,138	—
Income tax provision	$ 1,617	$ 13,662	$ 673

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at December 31, 2024 and 2023 is presented below (in thousands):

	December 31,	
	2024	2023
Deferred income tax assets		
Net operating loss carryforwards	$ 36,355	$ 22,275
Research credits	48,419	36,535
Lease liability	14,956	13,640
Accrued compensation	21,274	19,168
Deferred revenue	28,123	36,106
Licensing costs	68	—
Equity securities impairment	4,470	—
Capitalized research and development costs	93,843	72,836
Gross deferred income tax assets	247,508	200,560
Valuation allowance	(227,267)	(170,450)
Net deferred income tax assets	20,241	30,110
Deferred income tax liabilities		
Patent costs	(2,132)	(2,339)
Licensing costs	—	(143)
Capitalized legal costs	(2)	(6)
Depreciation	(9,272)	(10,659)
Right of use assets	(8,390)	(7,404)
Unrealized gain on securities	(445)	(9,559)
Gross deferred income tax liabilities	(20,241)	(30,110)
Net deferred income tax asset	$ —	$ —

The Tax Cuts and Jobs Act of 2017 (TCJA) was enacted in December 2017 and made substantial changes in the U.S. tax system. The significant changes made by the TCJA include a reduction in the maximum corporate income tax rate and the requirement that research and development costs incurred after December 31, 2021 to be capitalized and amortized over several years. We have recorded a deferred asset for each year ended December 31, 2024 and 2023, respectively, for such capitalized research and development costs. We have net deferred tax assets relating primarily to capitalized research and development costs, net loss carryforwards and research and development tax credit carryforwards. Due to the uncertainty surrounding the realization of the benefits of our deferred tax assets in future tax periods, we have placed a valuation allowance against our deferred tax assets at December 31, 2024 and 2023. The Company recognizes valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company's net deferred income tax asset is not more likely than not to be realized due to the lack of sufficient sources of future taxable income and cumulative losses that have resulted over the years. During the year ended December 31, 2024, the valuation allowance increased by $56.8 million. The Company is under examination for tax year 2022 by the Internal Revenue Service. Tax years starting in 2020 through 2021 and 2023 remain open to potential examination by the U.S. and state taxing authorities due to carryforwards of net operating losses and income tax credits.

As of December 31, 2024, we had cumulative net operating loss carryforwards for federal and state income tax purposes of $114.3 million and $176.9 million, respectively, and available tax credit carryforwards of approximately $26.0 million for federal income tax purposes and $28.4 million for state income tax purposes, which can be carried forward to offset future taxable income, if any. All of the federal net operating loss carryforwards were incurred prior to January 1, 2018, which are subject to carryforward limitations. To the extent allowed by law, taxing authorities may examine prior periods where net operating losses were carried forward and were claimed and offset against current year taxable income, and may make adjustments up to the amount of the net operating loss carryforward amount.

Our federal net operating loss carryforwards expire starting in 2027, and our state net operating loss carryforwards expire starting in 2035. Our federal tax credit carryforwards begin to expire in 2034. Utilization of our net operating loss and tax credit carryforwards are subject to a substantial annual limitation under Section 382 of the Internal Revenue Code due to the fact that we have experienced ownership changes. As a result of these changes, certain of our net operating loss and tax credit carryforwards may expire before we can use them.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Balance at January 1	$	8,905	$	—	$	—
Increase related to prior period tax positions		—		1,054		—
Increase related to current year tax positions		—		7,851		—
Balance at December 31	$	8,905	$	8,905	$	—

Unrecognized tax benefits were $8.9 million at December 31, 2024 and 2023. We did not have any material uncertain tax positions at December 31, 2022. Our policy is to recognize interest and penalties on taxes, if any, as a component of income tax expense. The amount accrued for interest and penalties was $1.7 million as of December 31, 2024. Interest and penalties as of December 31, 2023 were not significant. If recognized, $8.3 million would affect the effective tax rate, subject to changes in the valuation allowance. We do not expect a significant change to unrecognized tax benefits in the next twelve months.

7. Stock-Based Compensation

In June 2023, the Company's Board of Directors (the Board) and shareholders approved the 2023 Plan, which became effective as of June 14, 2023, and superseded the 2013 Equity Incentive Plan (the 2013 Plan). No additional awards may be granted under the 2013 Plan.

The 2023 Plan reserve consists of 3,000,000 shares and the remaining available shares from the 2013 Plan as of the effective date of the 2023 Plan. In addition, any shares of common stock covered by awards granted under the 2013 Plan that terminate on or after June 14, 2023 by expiration, forfeiture, cancellation, or other means without the issuance of such shares will be added to the 2023 Plan reserve. The 2023 Plan does not include a provision for an automatic increase in shares, also known as an evergreen provision. As of December 31, 2024, the total number of shares of common stock available for issuance under the 2023 Plan was 18,367,000, which includes shares of common stock that were available for issuance under the 2013 Plan as of the effective date of the 2023 Plan.

During the year ended December 31, 2024, the Company awarded 2,401,251 options under the 2023 Plan to certain employees, consultants and non-employee directors. As of December 31, 2024, a total of 2,614,649 options were granted under the 2023 Plan. During the year ended December 31, 2024, the Company awarded 1,078,070 RSUs under the 2023 Plan to certain employees and non-employee directors. The standard vesting of these awards is generally in three equal annual installments and is contingent on continued employment terms. As of December 31, 2024, a total of 1,164,737 RSUs were granted under the 2023 Plan.

In November 2013, the Board and shareholders approved the 2013 Employee Stock Purchase Plan (2013 ESPP), which became effective as of December 5, 2013. Under the ESPP, the Company's employees may elect to have between 1% and 15% of their compensation withheld to purchase shares of the Company's common stock at a discount. The ESPP had an initial two-year term that included four six-month purchase periods, and employee withholding amounts could be used to purchase Company stock during each six-month purchase period. The initial two-year term ended in December 2015 and, pursuant to the provisions of the ESPP, subsequent two-year terms began automatically upon the end of the previous term. The total number of shares that can be purchased with the withholding amounts are based on the lower of 85% of the Company's common stock price at the initial offering date or 85% of the Company's stock price at each purchase date.

As of December 31, 2024, the total number of shares of common stock available for issuance under the ESPP is 945,106. Under the 2013 ESPP, the total number shares of common stock available for issuance under the ESPP will automatically increase annually on January 1 by the lesser of (i) 1% of the total number of issued and outstanding shares of common stock as of December 31 of the immediately preceding year, or (ii) 621,814 shares of common stock. The automatic increase has expired, and the number of shares of common stock available for issuance under the ESPP was not increased on January 1, 2024. As of December 31, 2024, a total of 829,712 shares of common stock have been issued under the ESPP.

The Company extended vesting periods and expiration dates of equity awards for employees who retired in April 2024. There was a $3.1 million incremental expense as a result of the extension of the expiration dates, and there was a $1.2 million expense as a result of the extension of the vesting periods.

Total employee, director, and non-employee stock-based compensation expense recognized was as follows:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
General and administrative	$ 23,326	$ 19,239	$ 17,281
Research and development	29,955	34,516	31,632
	$ 53,281	$ 53,755	$ 48,913

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Stock options	$ 31,147	$ 29,345	$ 29,758
ESPP	858	1,243	1,174
RSUs	21,276	23,167	17,981
	$ 53,281	$ 53,755	$ 48,913

Information with respect to stock options outstanding is as follows:

	December 31,		
	2024	2023	2022
Exercisable options	8,493,123	7,761,829	6,679,948
Weighted average exercise price per share of exercisable options	$ 29.97	$ 28.79	$ 26.99
Weighted average grant date fair value per share of options granted during the year	$ 22.31	$ 30.02	$ 29.45
Options available for future grants	4,213,124	6,801,945	3,622,319
Weighted average remaining contractual life	5.89	6.03	6.30

The following table summarizes stock option activity for the years ended December 31, 2024, 2023, and 2022:

	Number of Shares	Weighted-Average Exercise Price (Per Share)[1]	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)[2]
Balances at December 31, 2021	8,676,329	$ 29.11	6.65	$ 100,057
Options granted	2,135,233	29.45		
Options forfeited	(533,435)	34.09		
Options exercised[3]	(195,485)	18.46		
Balances at December 31, 2022	10,082,642	29.12	6.30	$ 27,141
Options granted	2,080,732	30.02		
Options forfeited	(676,005)	33.19		
Options exercised[3]	(344,383)	9.91		
Balances at December 31, 2023	11,142,986	29.60	6.03	9,977
Options granted	2,401,251	22.31		
Options forfeited	(715,299)	32.84		
Options exercised[3]	(458,857)	13.76		
Balances at December 31, 2024	12,370,081	$ 28.59	5.89	$ 10,386
As of December 31, 2024				
Options vested and expected to vest	12,370,081	$ 28.59	5.89	$ 10,386
Exercisable	8,493,123	$ 29.97	4.64	$ 8,493

[1] The weighted average exercise price per share is determined using exercise price per share for stock options.

[2] The aggregate intrinsic value is calculated as the difference between the exercise price of the option and the fair value of our common stock for in-the-money options at December 31, 2024, 2023, and 2022.

[3] The total intrinsic value of stock options exercised was $3.8 million, $4.8 million, and $1.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company estimated the fair value of employee and non-employee option awards and ESPP using the Black-Scholes valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. Management estimates the probability of non-employee awards being vested based upon an evaluation of the non-employee achieving their specific performance goals. The fair value of the RSU awards is determined based on the intrinsic value of the stock on the date of grant and will be recognized as stock-based compensation expense over the requisite service period.

Options are issued at the fair market value of the Company's stock on the date of grant.

The fair value of employee stock options and ESPP was estimated using the following weighted-average assumptions for the years ended December 31, 2024, 2023 and 2022:

	Options		
	2024	2023	2022
Common stock fair value per share	$17.78 - 26.84	$20.14- 36.02	$19.74 - 38.08
Expected volatility	49.32% - 51.92%	49.75% - 52.48%	51.51% - 54.36%
Risk-free interest rate	3.64% - 4.66%	3.50% - 4.55%	1.57% - 4.34%
Expected dividend yield	—	—	—
Expected term (in years)	4.76 - 7.65	6.00 - 6.59	6.00 - 7.65

	ESPP		
	2024	**2023**	**2022**
Expected term (years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Expected volatility	42.97% - 54.62%	38.24% - 55.72%	43.19% - 55.72%
Risk-free interest rate	4.22% - 5.40%	0.13% - 5.39%	0.13% - 4.72%
Expected dividend yield	—	—	—

The expected term of stock options represents the average period the stock options are expected to remain outstanding. The expected stock price volatility for our stock options for the years ended December 31, 2024, 2023, and 2022 was determined using the volatility of our stock on a national stock exchange.

The Company determined the average expected life of stock options based on the anticipated time period between the measurement date and the exercise date by examining the option holders' past exercise patterns.

The risk-free interest rate assumption is based on the U.S. Treasury instruments for which the term was consistent with the expected term of our stock options.

The expected dividend assumption is based on our history and expectation of dividend payouts. The Company has not paid dividends and did not have any dividend payout at December 31, 2024.

The following table summarizes RSU activity for the years ended December 31, 2024, 2023, and 2022:

	Number of Shares	Weighted-Average Grant Date Fair Value (Per Unit)
Unvested at December 31, 2021	826,148	$ 37.79
Granted	875,330	29.45
Vested	(341,073)	37.37
Forfeited	(127,854)	33.66
Unvested at December 31, 2022	1,232,551	32.41
Granted	994,351	30.33
Vested	(558,066)	33.61
Forfeited	(178,796)	31.64
Unvested at December 31, 2023	1,490,040	30.66
Granted	1,078,070	22.42
Vested	(609,114)	31.41
Forfeited	(175,201)	28.75
Unvested at December 31, 2024	1,783,795	$ 25.52

As of December 31, 2024 and 2023, the unamortized compensation expense related to unvested stock options was $45.2 million and $49.2 million, respectively. The remaining unamortized compensation expense will be recognized over the next 2.5 years and 2.4 years, respectively.

At December 31, 2024 and 2023, the unamortized compensation expense under our ESPP was $0.9 million and $1.8 million, respectively. The remaining unamortized expense will be recognized over the next 0.9 years and 1.9 years, respectively.

At December 31, 2024 and 2023, the unamortized compensation expense related to unvested RSUs was $27.2 million and $29.6 million, respectively. The remaining unamortized compensation expense will be recognized over the next 1.8 years and 1.9 years, respectively.

8. Leases

The Company has leased office and laboratory space in Monrovia, California under two separate leases; one lease expired in January 2023, and a second lease will expire in December 2025. The second lease includes an option to renew for an additional five years at then market rates, and the Company assessed that it is unlikely to exercise the lease term extension option. In January 2023, an 18-month lease for additional office space in Monrovia, California had expired.

The Company has leased additional office space in San Diego, California under two separate leases; one lease expired on December 31, 2023. In August 2023, the Company entered into a Sublease Agreement for office space in San Diego, California. The term of the Sublease Agreement began in September 2023 and ends in December 2027. In connection with the Sublease Agreement, the Company provided a $0.4 million Letter of Credit (LOC) to the landlord. The Letter of Credit will decline ratably over the term of the lease. In connection with the LOC, Company entered into a Cash Collateral Agreement for $0.4 million, which is classified as restricted cash in the consolidated balance sheets.

In June 2021, the Company entered into an Agreement of Lease (the Pasadena Lease) relating to 129,543 rentable square feet, for laboratory and office space, in Pasadena, California. The term of the Pasadena Lease became effective in two phases. The first phase commenced on July 14, 2021 and encompasses 83,083 square feet while the second phase commences no later than July 1, 2025 and encompasses an additional 46,460 square feet. The term of the Pasadena Lease is 13 years from the first phase commencement date. The Company received delivery of the first phase premises on July 1, 2021 and completed construction of office, laboratory, and related improvements in 2023. The Pasadena Lease provides the Company with improvement allowances of up to $17.0 million and $3.3 million in connection with the Phase 1 and Phase 2 building improvements, respectively. The initial base monthly rent is $386,336, or $4.65 per square foot, and includes increases of three percent annually. The Company will also be responsible for its proportionate share of operating expenses, tax expense, and utility costs.

In July 2021, the Pasadena Lease was amended to clarify the start date of the new lease to August 1, 2022 and to amend other provisions of the Pasadena Lease to reflect the new start date of the lease. In August 2022, the Halstead lease was amended to increase the amount of the tenant allowance by $5.0 million with a corresponding increase in total rental payments. The Company is eligible to receive total tenant allowance under the lease for the phase 1 space of $22.0 million and the initial base rent is increased to $416,246, or $5.01 per square foot.

The second phase premises were made available on December 1, 2022. In January 2024, the Company entered into an amendment, in which the Company was paid $0.7 million of tenant improvement allowance from the second phase for HVAC costs in the first phase.

The Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

The following table reconciles the undiscounted cash flows for the operating leases at December 31, 2024 to the operating lease liabilities recorded on the balance sheet (in thousands):

Years ending December 31,		
2025	$	7,451
2026		9,238
2027		9,560
2028		9,076
2029		9,331
Thereafter		57,104
Total undiscounted lease payments		101,760
Less: Tenant allowance		(2,536)
Less: Imputed interest		(30,877)
Present value of lease payments	$	68,347
Lease liabilities - short-term	$	3,009
Lease liabilities - long-term		65,338
Total lease liabilities	$	68,347

The following table summarizes lease costs, cash, and other disclosures for the years ended December 31, 2024, 2023, and 2022 (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Operating lease cost	$	7,525	$	8,459	$	6,588
Variable lease cost		1,272		906		506
Total lease costs	$	8,797	$	9,365	$	7,094
Cash paid for amounts included in						
the measurement of lease liabilities	$	3,545	$	3,253	$	2,869
Weighted-average remaining lease term						
—operating leases (in years)		10.2		11.0		12.0
Weighted-average discount rate						
—operating leases		7.0 %		8.9 %		8.9 %

9. Commitments and Contingencies

Contingencies

From time to time, the Company may be subject to various litigation and related matters arising in the ordinary course of business. The Company does not believe it is currently subject to any material matters where there is at least a reasonable possibility that a material loss may be incurred.

The Company is obligated to make future payments to third parties under in-license agreements, including sublicense fees, royalties, and payments that become due and payable on the achievement of certain development and commercialization milestones. As the amount and timing of sublicense fees and the achievement and timing of these milestones are not probable and estimable, such commitments have not been included on our balance sheet. The Company has also entered into agreements with third-party vendors which will require us to make future payments upon the delivery of goods and services in future periods.

Guarantees

In the normal course of business, the Company indemnifies certain employees and other parties, such as collaboration partners and other parties that perform certain work on behalf of, or for the Company or take licenses to our technologies. The Company has agreed to hold these parties harmless against losses arising from our breach of representations or covenants, intellectual property infringement or other claims made against these parties in performance of their work with us.

These agreements typically limit the time within which the party may seek indemnification by us and the amount of the claim. It is not possible to prospectively determine the maximum potential amount of liability under these indemnification agreements since the Company has not had any prior indemnification claims on which to base the calculation. Further, each potential claim would be based on the unique facts and circumstances of the claim and the particular provisions of each agreement. The Company is not aware of any potential claims, and the Company did not record a liability as of December 31, 2024 and 2023.

10. Collaboration and Licensing Agreements

Following is a summary description of the material revenue arrangements, including arrangements that generated revenue in the period ended December 31, 2024, 2023, and 2022.

Alexion Pharmaceuticals, Inc.

In January 2013, the Company entered into an Option and License Agreement (the Alexion Agreement) with Alexion Pharmaceuticals, Inc. (Alexion). Under the terms of the agreement, the Company granted to Alexion an exclusive research license, with limited sublicensing rights, to make and use our Xtend technology. Alexion exercised its rights to include our technology in ALXN1210, which is now marketed as Ultomiris®.

The Company is eligible to receive royalties based on a percentage of net sales of Ultomiris sold by Alexion, its affiliates, or its sub licensees, which percentage is in the low single digits. Alexion's royalty obligations continue on a product-by-product and country-by-country basis until the expiration of the last-to-expire valid claim in a licensed patent covering the applicable product in such country.

In 2022, the Company recorded royalty revenue of $29.4 million in connection with reported net sales of Ultomiris by Alexion.

On November 3, 2023, the Company entered into the Ultomiris Royalty Sale Agreement with OMERS, in which OMERS acquired the rights to certain royalties associated with the existing license relating to Ultomiris in exchange for an upfront payment of $192.5 million. Included in the proceeds is $29.5 million of accounts receivable that the Company sold for royalties and milestone receivable at September 30, 2023. For the year ended December 31, 2023, the Company earned and recognized $44.9 million in royalty revenue, $12.5 million of which was non-cash royalty revenue under the Ultomiris Royalty Sale Agreement. In addition, Alexion completed certain sales milestones for Ultomiris in 2023, and the Company received a milestone payment of $20.0 million.

For the year ended December 31, 2024, the Company recognized $58.2 million of non-cash royalty revenue under the Ultomiris Royalty Sale Agreement.

The total revenue recognized under this arrangement was $58.2 million, $64.9 million, and $29.4 million for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, the Company recorded a receivable of $16.1 million for royalties due related to the Ultomiris Royalty Sale Agreement and there is no deferred revenue related to the Alexion Agreement. Payment of this receivable will be made directly to OMERS.

Amgen Inc.

In September 2015, the Company entered into a research and license agreement (the Amgen Agreement) with Amgen Inc. (Amgen) to develop and commercialize bispecific antibody product candidates using the Company's proprietary XmAb® bispecific Fc technology. Amgen has advanced one of the discovery programs, xaluritamig, into Phase 3 clinical development. The Company is eligible to receive future regulatory and sales milestones for the xaluritamig program and royalties on any global net sales of approved products. In December 2024, Amgen initiated a Phase 3 study of xaluritamig, and the Company recorded milestone revenue of $30.0 million.

The Company recognized $30.0 million of revenue for the year ended December 31, 2024. No revenue was recognized for the year ended December 31, 2023 or 2022. As of December 31, 2024, there is a receivable of $30.0 million, but there is no deferred revenue related to the Amgen Agreement.

Astellas Pharma Inc.

Effective March 2019, the Company entered into a Research and License Agreement (Astellas Agreement) with Astellas Pharma Inc. (Astellas) pursuant to which the Company and Astellas conducted a discovery program to characterize compounds and products for development and commercialization. Under the Astellas Agreement, Astellas was granted a worldwide exclusive license, with the right to sublicense products in the field created by the research activities.

The Company received an upfront payment and is eligible to receive development, regulatory and sales milestones. If commercialized, the Company is eligible to receive royalties on net sales that range from the high-single to low-double digit percentages.

In 2022, Astellas advanced ASP2138 into clinical development and initiated a Phase 1 study, and the Company received a $5.0 million milestone.

No revenue was recognized for the year ended December 31, 2024 or 2023. The Company recognized $5.0 million of revenue for the year ended December 31, 2022 under the Astellas Agreement. There is no deferred revenue as of December 31, 2024.

Genentech, Inc., and F. Hoffmann-La Roche Ltd.

In February 2019, the Company entered into a collaboration and license agreement (the Genentech Agreement) with Genentech, Inc. and F. Hoffman-La Roche Ltd (collectively, Genentech) for the development and commercialization of novel IL-15 collaboration products (Collaboration Products), including efbalropendekin alfa (XmAb306), the Company's IL-15/IL15Rα-Fc candidate.

Under the terms of the Genentech Agreement, Genentech received an exclusive worldwide license to XmAb306 and the Company shares in 45% of development and commercialization costs of Collaboration Products, and the Company is eligible to share in 45% of net profits and losses from the sale of approved products. In the fourth quarter of 2023, the Company agreed with Genentech to convert our current development cost and profit-sharing arrangement into a royalty and milestone payment-based arrangement. Pursuant to the terms of the amended agreement with Genentech, effective June 1, 2024, Genentech assumed sole responsibility over all clinical, regulatory and commercial activities. The Company is eligible to receive up to $600.0 million in milestones, including $115.0 million in development milestones, $185.0 million in regulatory milestones and $300.0 million in sales-based milestones and tiered royalties ranging from low double-digit to mid-teens percentages.

The Company determined that the transaction price of the Genentech Agreement at inception was $120.0 million consisting of the upfront payment, and allocated the transaction price to each of the separate performance obligations using the relative standalone selling price with $111.7 million allocated to the license to XmAb306, $4.1 million allocated to the additional program and $4.2 million allocated to the research services. The performance obligations have been met during the periods between 2019 and 2021 and revenues have been recognized.

No revenue was recognized for the years ended December 31, 2024, 2023, and 2022 from the Genentech Agreement. As of December 31, 2024, there was a $0.8 million receivable related to cost-sharing development activities during the second half of 2024. There is no deferred revenue as of December 31, 2024.

Gilead Sciences, Inc.

In January 2020, the Company entered into a Technology License Agreement (the Gilead Agreement) with Gilead Sciences, Inc. (Gilead), in which the Company provided Gilead an exclusive license to its Cytotoxic Fc and Xtend Fc technologies for an initial identified antibody and options for up to three additional antibodies directed to the same molecular target. Gilead is responsible for all development and commercialization activities for all target candidates. The

Company received an upfront payment and is eligible to receive development, regulatory and, sales milestones for each product incorporating the antibodies selected. In addition, the Company is eligible to receive royalties in the low-single digit percentage range on net sales of approved products.

The Company recognized $6.0 million in milestone revenue for the year ended December 31, 2023. No revenue was recognized for the years ended December 31, 2024 and 2022. There is no deferred revenue as of December 31, 2024 related to the Gilead Agreement.

Janssen Biotech, Inc., a Johnson & Johnson company

J&J Agreement

In November 2020, the Company entered into a Collaboration and License Agreement (the J&J Agreement) with Janssen Biotech, Inc., a Johnson & Johnson company, pursuant to which Xencor and J&J conducted research and development activities to discover novel CD28 bispecific antibodies for the treatment of prostate cancer. Xencor together with J&J conducted joint research activities to discover XmAb bispecific antibodies against CD28 and against an undisclosed prostate tumor-target with J&J maintaining exclusive worldwide rights to develop and commercialize Licensed Products identified from the research activities.

Under the J&J Agreement, the Company conducted research activities and apply its bispecific Fc technology to antibodies targeting prostate cancer provided by J&J. Upon completion of the research activities Janssen will have a candidate selection option to advance an identified candidate for development and commercialization. The activities will be conducted under a research plan agreed to by both parties. J&J will assume full responsibility for development and commercialization of the CD28 bispecific antibody candidate. Pursuant to the J&J Agreement, the Company received an upfront payment and is eligible to receive development, regulatory and, sales milestones. If commercialized, the Company is eligible to receive royalties on net sales that range from the high-single to low-double digit percentages.

Pursuant to the J&J Agreement, upon development of a bispecific candidate by J&J through proof of concept, the Company has the right to opt-in to fund 20% of development costs and to perform 30% of detailing efforts in the U.S. If the Company exercises this right, the Company will be eligible to receive tiered royalties in the low-double digit to mid-teen percentage range.

The Company allocated the transaction price to the single performance obligation, delivery of CD28 bispecific antibodies to J&J and recognized the $50.0 million transaction price as it satisfied its performance obligation to deliver CD28 bispecific antibodies to J&J in 2021.

In 2023, J&J completed filing of regulatory submission for a CD28 candidate and initiated Phase 1 clinical trial, and the Company received $17.5 million in milestone payments.

Second J&J Agreement

On October 1, 2021, the Company entered into a second Collaboration and License Agreement (the Second J&J Agreement) with J&J pursuant to which J&J received an exclusive worldwide license to develop, manufacture, and commercialize plamotamab, the Company's CD20 x CD3 development candidate, and the Company will collaborate with J&J on further clinical development of plamotamab with J&J and share development costs with J&J paying 80% and the Company paying 20% of certain development costs. The Second J&J Agreement became effective on November 5, 2021.

In June 2024, J&J notified the Company that it was terminating its rights to plamotamab.

Under the terms of the Second J&J Agreement, Xencor and J&J will also conduct research and development activities to discover novel CD28 bispecific antibodies. The parties will conduct joint research activities for up to a two-year period to discover XmAb bispecific antibodies against CD28 and undisclosed B cell tumor-targets with J&J receiving exclusive worldwide rights, subject to certain Xencor opt-in rights, to develop, manufacture and commercialize pharmaceutical products that contain one or more of such discovered antibodies (CD28 Licensed Antibodies). The Company is generally responsible for conducting research activities under the Second J&J Agreement, and J&J is generally responsible for all development, manufacturing, and commercialization activities for CD28 Licensed Antibodies that are advanced. Upon completion of the research activities J&J will have options to advance up to four identified candidates for development and commercialization. The activities will be conducted under a research plan agreed to by both parties. J&J

will assume full responsibility for development and commercialization of the CD28 bispecific antibody candidate. If commercialized, the Company is eligible to receive royalties on net sales that range from the high-single to low-double digit percentages.

The Company evaluated the Second J&J Agreement under the provisions of ASC 606. The Company identified two performance obligations under the Second J&J Agreement: (1) the license to the plamotamab program and (2) research services during a two-year period to create up to four CD28 bispecific candidates targeting B-cell antigens. The Company determined that the transaction price of the Second J&J Agreement at inception was $96.1 million consisting of the $100.0 million upfront payment reduced by the $3.9 million discount on the proceeds received from the sale of Company common stock to J&J. The Company allocated the transaction price to each of the separate performance obligations using the relative standalone selling price with $58.5 million allocated to the license to the plamotamab program and $37.6 million allocated to the research services.

The Company recognized the $58.5 million allocated to the license when it satisfied its performance obligation and transferred the license to J&J in November 2021.

The $37.6 million allocated to the research services is being recognized over a period of time through the end of the research term that services are rendered as the Company determined that the input method is the appropriate approach to recognize income for such services. The Company completed its performance obligations under the research services in December 2023.

During 2023, J&J exercised its options on three CD28 candidates developed under the collaboration, and it completed regulatory submissions for a selected candidate and initiated a Phase 1 study for it. During the year ended December 31, 2023, the Company received $30.0 million in milestone revenue and recognized $30.3 million in revenue related to completion of the research services. A total of $7.0 million and $0.3 million of revenue related to the research services were recognized in the years ended December 31, 2022 and 2021, respectively.

No revenue was recognized for the year ended December 31, 2024. The Company recognized $77.8 million and $7.0 million of revenue related to the two J&J agreements for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2024, there was a $3.1 million receivable related to cost-sharing development activities during the second and third quarters of 2024, prior to the termination of plamotamab. There is no deferred revenue as of December 31, 2024 related to our obligation to complete research activities under the two J&J Agreements.

MorphoSys AG/Incyte Corporation

In June 2010, the Company entered into a Collaboration and License Agreement with MorphoSys AG (MorphoSys), which was subsequently amended in March 2012, 2020 and 2024 (collectively, the MorphoSys Agreement). The MorphoSys Agreement provides MorphoSys with an exclusive worldwide license to the Company's patents and know-how to research, develop, and commercialize the Company's XmAb5574 product candidate (subsequently renamed MOR208 and tafasitamab) with the right to sublicense under certain conditions. If certain developmental, regulatory, and sales milestones are achieved, the Company is eligible to receive future milestone payments and royalties.

On November 3, 2023, the Company entered into the Monjuvi Royalty Sale Agreement with OMERS, pursuant to which OMERS acquired the rights to certain royalties earned after July 1, 2023 associated with the existing license relating to Monjuvi in exchange for an upfront payment of $22.5 million. The upfront payment included $2.2 million of accounts receivable the Company recorded as a royalty receivable at September 30, 2023. The payment for the receivable was received by OMERS. For the year ended December 31, 2023, the Company earned and recognized $8.7 million in royalty revenue, $2.1 million of which was non-cash royalty revenue under the Monjuvi Royalty Sale Agreement.

In February 2024, Incyte Corporation acquired exclusive global development and commercialization rights to tafasitamab. For the year ended December 31, 2024, the Company recognized $8.7 million of non-cash royalty revenue under the Monjuvi Royalty Sale Agreement.

The Company recognized a total of $8.7 million, $8.7 million, and $7.8 million of royalty revenue on net sales of Monjuvi for the years ended December 31, 2024, 2023, and 2022. As of December 31, 2024, the Company has no deferred revenue related to the MorphoSys Agreement and has recorded a receivable of $2.1 million for royalties due related to the Monjuvi Royalty Sale Agreement. Payment of this receivable will be made directly to OMERS.

Novartis Institute for Biomedical Research, Inc.

In June 2016, the Company entered into a Collaboration and License Agreement (Novartis Agreement) with Novartis Institutes for BioMedical Research, Inc. (Novartis), to develop and commercialize bispecific and other Fc engineered antibody drug candidates using the Company's proprietary XmAb technologies and drug candidates. Pursuant to the Novartis Agreement, the Company provided Novartis with a non-exclusive license to certain of its Fc technologies to apply against up to ten targets identified by Novartis (Fc candidates).

In June 2021, Novartis selected an Fc candidate and received a non-exclusive license to the Company's Fc technology. Novartis assumed full responsibility for development and commercialization of the licensed Fc product candidate. The Company is eligible to receive development, clinical, and sales milestones and royalties on net sales of approved products for the licensed Fc candidate. During the year ended December 31, 2024, Novartis initiated a Phase 2 clinical study for the Fc candidate, and the Company recognized $4.0 million of milestone revenue.

The Company recognized $4.0 million of revenue during the year ended December 31, 2024. No revenue was recognized during the years ended December 31, 2023 and 2022. As of December 31, 2024, the Company has no deferred revenue and has recorded a $4.0 million receivable related to the Novartis Agreement.

Omeros Corporation

In August 2020, the Company entered into a Technology License Agreement (the Omeros Agreement) with Omeros Corporation (Omeros), in which the Company provided Omeros a non-exclusive license to its Xtend Fc technology, an exclusive license to apply its Xtend technology to an initial identified antibody and options to apply its Xtend technology to three additional antibodies. Omeros is responsible for all development and commercialization activities for all target candidates. The Company received an upfront payment and is eligible to receive development, regulatory and, sales milestones for each product incorporating the antibodies selected. In addition, the Company is eligible to receive royalties in the mid-single digit percentage range on net sales of approved products.

During 2023, Omeros advanced a candidate that incorporates the Company's Xtend Fc technology into a Phase 2 clinical study, and the Company received a $5.0 million milestone.

The Company recognized $5.0 million of revenue related to the Omeros Agreement for the year ended December 31, 2023. There was no revenue recognized for the years ended December 31, 2024 and 2022. There is no deferred revenue as of December 31, 2024 related to the Omeros Agreement.

Shanghai Mabgeek Biotech Co., Ltd.

On December 22, 2023, the Company entered into a Technology License Agreement with Shanghai Mabgeek Biotech Co., Ltd. (Mabgeek), and the Company and Mabgeek entered into Amendment No. 1 on June 21, 2024 (collectively, the Mabgeek Agreement). Under the Mabgeek Agreement, the Company received an upfront payment of $1.5 million and up to $11.9 million of milestones. In addition, the Company is eligible to receive royalties on the net sales of approved products in the low-single digit percentage range.

The Company evaluated the Mabgeek Agreement and determined that the single performance obligation was access to a non-exclusive license to certain patents of the Company which were transferred to Mabgeek in June 2024.

The Company recognized $1.5 million of license revenue related to the Mabgeek Agreement for the year ended December 31, 2024. There is no deferred revenue as of December 31, 2024 related to the Mabgeek Agreement.

Vega Therapeutics, Inc.

In October 2021, the Company entered into a Technology License Agreement (the Vega Agreement) with Vega Therapeutics, Inc. (Vega), in which the Company provided Vega a non-exclusive license to its Xtend Fc technology. In March 2024, Vega notified the Company that it initiated a Phase 1 study, and the Company recorded milestone revenue of $0.5 million.

The Company recognized $0.5 million of revenue for the year ended December 31, 2024. No revenue was recognized for the the years ended December 31, 2023 and 2022. There is no deferred revenue as of December 31, 2024 related to the Vega Agreement.

Vir Biotechnology, Inc.

In 2019, the Company entered into a Patent License Agreement (the Vir Agreement) with Vir Biotechnology, Inc. (Vir) pursuant to which the Company provided a non-exclusive license to its Xtend technology for up to two targets.

In March 2020, the Company entered into a second Patent License Agreement (the Second Vir Agreement) with Vir pursuant to which the Company provided a non-exclusive license to its Xtend technology to extend the half-life of novel antibodies Vir developed as potential treatments for patients with COVID-19. Under the terms of the Second Vir Agreement, Vir is responsible for all research, development, regulatory and commercial activities for the antibody, and the Company is eligible to receive royalties on the net sales of approved products in the mid-single digit percentage range. Vir and its marketing partner, GSK, began recording sales for sotrovimab beginning in June 2021. In 2024, 2023, and 2022, the Company recognized royalty revenue of $0.6 million, $2.2 million, and $114.9 million, respectively, related to this agreement.

In October 2022, Vir completed dosing of the first patient in Phase 2 study for VIR-2482, and the Company recorded $0.5 million revenue in connection with this milestone event.

The Company recognized $0.6 million, $2.2 million, and $115.4 million of revenues related to the two Vir Agreements for the years ended December 31, 2024, 2023, and 2022, respectively. There is no deferred revenue as of December 31, 2024 related to this agreement. As of December 31, 2024, the Company has recorded a receivable of $0.5 million for royalties due related to the Second Vir Agreement.

Zenas BioPharma, Inc.

In November 2020, the Company entered into a License Agreement (the Zenas Agreement) with Zenas BioPharma (Cayman) Limited, now Zenas BioPharma, Inc., (Zenas) pursuant to which the Company granted Zenas exclusive worldwide rights to develop and commercialize three preclinical-stage Fc-engineered drug candidates. The Company received an upfront payment in equity in Zenas with a fair value of $16.1 million, and the Company is eligible to receive royalties on net sales of approved products in the mid-single digit to mid-teen percentage range.

In November 2021, the Company entered into a second License Agreement (Second Zenas Agreement) with Zenas, in which the Company licensed the exclusive worldwide rights to develop and commercialize the Company's obexelimab (XmAb5871) drug candidate. The Company received a warrant to acquire additional equity in Zenas with a fair value of $14.9 million, and the Company is eligible to receive royalties on net sales of approved products in the mid-single digit to mid-teen percentage range.

The total transaction price is $14.9 million, which includes the upfront payment for a warrant to acquire up to 15% of the equity of Zenas in connection with a future financing at its fair value at the date of the Second Zenas Agreement. The Second Zenas Agreement includes variable consideration for potential future royalties that were contingent on future success factors for the licensed programs. The Company used the "most likely amount" method to determine the variable consideration. None of the royalties were included in the transaction price. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved or other changes in circumstances occur.

The Company determined the transaction price at inception of the Second Zenas Agreement and allocated it to the performance obligation, delivery of the obexelimab license.

The Company completed delivery of its performance obligations in December 2021. The licenses to obexelimab were transferred to Zenas at inception of the Second Zenas Agreement, and the related research data and documentation was transferred to Zenas in December 2021.

In 2023, Zenas initiated a Phase 3 study with obexelimab, and the Company received additional equity in Zenas as a milestone payment. The Company recorded milestone revenue of $10.0 million, which is the fair value of the equity shares at the date of issuance.

No revenue was recognized for the year ended December 31, 2024 and 2022. The Company recognized $10.0 million of revenue related to the two Zenas Agreements for the years ended December 31, 2023. There is no deferred revenue as of December 31, 2024 related to the two Zenas Agreements.

Third-Party Licensee

In May 2024, the Company entered into a Patent License Agreement (Third-Party Licensee Agreement) with a third-party licensee. The Company completed delivery of the performance obligation under the agreement, and the Company received a payment of $7.0 million in August 2024.

The Company recognized $7.0 million of license revenue for the year ended December 31, 2024. There is a no deferred revenue as of December 31, 2024 related to the Third-Party Licensee Agreement.

Technology License Agreement and Services Agreement with Gale Therapeutics Inc.

In the fourth quarter of 2023, the Company formed a subsidiary, Gale, to develop novel drug candidates with its Fc technologies. On December 19, 2023, the Company entered into the Technology License Agreement (Gale License Agreement) and a Service Agreement (Gale Services Agreement) with Gale. Under the Gale License Agreement, Gale received an exclusive license to certain preclinical candidates and related Xencor technologies. The Company also has an option on future compounds Gale will develop. Under the Gale Services Agreement, the Company will provide research and development services as well as accounting and administrative support.

Pursuant to the Gale Agreement, the Company acquired a majority stake in Gale in exchange for $7.5 million of funding. The Company is deemed to be the primary beneficiary of Gale, a VIE, and they are under common control; therefore, the assets, liabilities and non-controlling interests of Gale are initially recorded at their previous carrying amounts, with no adjustment to current fair values and no gain or loss is recognized. In July 2024, September 2024, and November 2024, we entered into preferred stock purchase agreements to purchase additional shares in Gale for $3.0 million each, for a total of $9.0 million. In January 2025, Gale became a wholly-owned subsidiary of the Company and will be fully consolidated from the date on which control is transferred to the Company.

The value of the preclinical assets and technology had no value on Xencor's financial statements, and the license to Gale at inception had no carrying value. The Company did not recognize license revenue related to the transfer for the year ended December 31, 2023. Total charges under the Services Agreement during 2024 and 2023 of $12.4 million and $1.0 million, respectively, have been eliminated in consolidation.

Revenue Earned

The $110.5 million, $174.6 million, and $164.6 million of revenue recorded for the years ended December 31, 2024, 2023, and 2022, respectively, were earned principally from the following licensees (in millions):

	Year Ended December 31,		
	2024	**2023**	**2022**
Alexion*	58.2	64.9	29.4
Amgen	30.0	—	—
Astellas	—	—	5.0
Gilead	—	6.0	—
Janssen	—	77.8	7.0
Mabgeek	1.5	—	—
MorphoSys/Incyte*	8.7	8.7	7.8
Novartis	4.0	—	—
Omeros	—	5.0	—
Vega	0.5	—	—
Vir	0.6	2.2	115.4
Zenas	—	10.0	—
Third Party Licensee	7.0	—	—
Total	$ 110.5	$ 174.6	$ 164.6

*Includes non-cash royalty revenue from the Ultomiris and Monjuvi Royalty Sale Agreements.

The table below summarizes the disaggregation of revenue recorded for the years ended December 31, 2024, 2023, and 2022 (in millions):

	Year Ended December 31,		
	2024	**2023**	**2022**
Research collaboration	$ —	$ 30.3	$ 7.0
Milestone	34.5	88.5	5.5
Licensing	8.5	—	—
Royalties	0.6	41.2	152.1
Non-cash royalties	66.9	14.6	—
Total	$ 110.5	$ 174.6	$ 164.6

Remaining Performance Obligations and Deferred Revenue

The Company does not have any remaining performance obligation under the Company's arrangements as of December 31, 2024 or 2023. As of December 31, 2022, the Company had deferred revenue of $30.3 million. The Company's performance obligation as of December 31, 2022 was completing research activities pursuant to the Second J&J Agreement. All of the deferred revenue was classified as short term as of December 31, 2022, as the Company's obligations to perform research services were due on demand when requested by J&J under the Second J&J Agreement.

11. Sale of Future Royalties

Ultomiris Royalty Sale Agreement

On November 3, 2023, the Company and OMERS entered into the Ultomiris Royalty Sale Agreement. Pursuant to the Ultomiris Royalty Sale Agreement, OMERS acquired the rights to a portion of royalties and milestones earned after

July 1, 2023 associated with the existing license relating to Ultomiris® (ravulizumab-cwvz) in exchange for an upfront payment of $192.5 million.

Pursuant to the Ultomiris Royalty Sale Agreement and subject to the Company's existing license with Alexion, OMERS acquired the right to receive: (i) 100% of royalties payable on past and potential sales related to Ultomiris that occur from July 1, 2023 through December 31, 2025; (ii) up to $35.0 million annually in royalties on potential sales related to Ultomiris that occur from January 1, 2026 through December 31, 2028 with any royalties in excess of $35.0 million reverting to the Company; (iii) up to $12.0 million annually in royalties on potential sales related to Ultomiris that occur from and after January 1, 2029, with any royalties in excess of $12.0 million reverting to the Company; and (iv) $18.0 million of a certain potential sales based milestone payment pursuant to the existing license with Alexion. OMERS would have paid an additional $12.0 million in 2024 to the Company if certain potential sales-based milestones had been reached.

The Company determined that $29.5 million of the upfront payment is for a recorded receivable for royalties and a milestone payment earned in the third quarter of 2023 and $163.0 million is for the sale of future royalties. The Company evaluated the arrangement and determined that the proceeds from the sale of future royalties should be classified as debt according to ASC 470. As of December 31, 2024, the estimated effective rate under the agreement was 21.1%. The Company periodically reassesses the estimate of total future royalty payments and prospectively adjusts the imputed interest rate and related amortization if the estimate is materially different. For the years ended December 31, 2024 and 2023, the Company recognized $58.2 million and $12.5 million of non-cash royalty revenue, respectively. For the years ended December 31, 2024 and 2023, the Company recorded $33.2 million and $5.5 million of non-cash interest expense, respectively.

Monjuvi Royalty Sale Agreement

On November 3, 2023, the Company and OMERS entered into the Monjuvi Royalty Sale Agreement. Pursuant to the Monjuvi Royalty Sale Agreement, OMERS acquired the rights to a portion of royalties earned after July 1, 2023 associated with the existing license relating to Monjuvi®/Minjuvi® (tafasitamab-cxix) in exchange for an upfront payment of $22.5 million.

Pursuant to the Monjuvi Royalty Sale Agreement and subject to the Company's existing license with MorphoSys, OMERS acquired the right to receive up to $29.3 million in royalties earned after July 1, 2023 related to sales of Monjuvi/ Minjuvi, with any royalties in excess of $29.3 million paid to OMERS reverting to the Company.

The Company determined that $2.2 million of the upfront payment is for a recorded receivable for royalties earned in the third quarter of 2023 and $20.3 million is from the sale of future royalties. The Company evaluated the arrangement and determined that the proceeds from the sale of future royalties should be classified as debt according to ASC 470. As of December 31, 2024, the estimated effective rate under the agreement was 17.5%. The Company periodically reassesses the estimate of total future royalty payments and prospectively adjusts the imputed interest rate and related amortization if the estimate is materially different. For the years ended December 31, 2024 and 2023, the Company recognized $8.7 million and $2.1 million of non-cash royalty revenue, respectively. For the years ended December 31, 2024 and 2023, the Company recorded $3.4 million and $0.7 million of non-cash interest expense, respectively.

The following table shows the activities within debt for both Ultomiris and Monjuvi Royalty Agreements for the years ended December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Beginning balance of debt related to sale of future royalties	$ 189,483	$ —
Proceeds from sale of future royalties	—	183,330
Royalties owed to OMERS	834	—
Royalties paid to OMERS	(63,304)	—
Non-cash interest expense recognized	36,593	6,153
Ending balance of debt related to sale of future royalties	$ 163,606	$ 189,483
Debt - short-term	48,447	27,711
Debt - long-term	115,159	161,772
Total debt	$ 163,606	$ 189,483

12. 401(k) Plan

The Company has a 401(k) plan covering all full-time employees. Employees may make pre-tax and Roth contributions up to the maximum allowable by the Internal Revenue Code. Effective April 1, 2023, the Company contributes 100% of the first 2.0% of participating employees' contribution and 50% of the next 5.0% of participating employees' contribution, for a maximum of 4.5% of employer contribution. Prior to the change, the Company contributed 100% of the first 1.0% of participating employees' contribution and 50% of the next 6.0% of participating employees' contribution, for a maximum of 4.0% of employer contribution. Participants are immediately vested in their employee contributions; employer contributions are vested over a three-year period with one-third for each year of a participating employee's service. Employer contributions made for the years ended December 31, 2024, 2023, and 2022 were $1.6 million, $1.7 million, and $1.4 million, respectively.

13. Segment Reporting

The Company operates as a single reportable segment focused on discovering and developing engineered antibody therapeutics to treat patients with cancer and autoimmune diseases, who have unmet medical needs. The Company's chief executive officer, who is the CODM, uses financial information as reported on, and derived from, the consolidated statements of loss in evaluating performance, allocating resources, and planning and forecasting for future periods. The CODM also uses financial information as reported on research and development expenses by program, as disclosed in Item 7. The CODM does not review segment assets at a different asset level or category than the consolidated balance sheets.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the supervision of our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term "disclosure controls and procedures" as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act has been appropriately recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024 due to material weaknesses related to the design of controls related to the Company's review of the accounting treatment of the proceeds from the sale of future royalties pursuant to the Ultomiris Royalty Sale Agreement as part of our non-routine transactions and the design of controls related to the evaluation of certain tax legislation. These material weaknesses led to the restatement of our audited financial statements for the year ended December 31, 2023 and the unaudited financial statements for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024. On February 24, 2025, we filed an Annual Report on Form 10-K/A for the year ended December 31, 2023 and Quarterly Reports on Form 10-Q/As for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024.

Notwithstanding the conclusion by our Chief Executive Officer and Chief Financial Officer that our controls and procedures were not effective as of December 31, 2024, and notwithstanding the material weaknesses in our internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements and related financial information included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with GAAP.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO) in Internal Control-Integrated Framework. Based on that assessment and using the COSO criteria, our management, Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our internal control over financial reporting was not effective due to the material weaknesses described above.

Material Weaknesses Remediation Efforts

We previously reported a material weakness in our internal control over financial reporting related to the Company's design and operating deficiencies in the impairment analysis of our investment in an equity security without a readily determinable fair value, as described in "Item 4. Controls and Procedures" of our Form 10-Q/A for the quarter ended March 31, 2024. That material weakness has been remediated.

As management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, we understand the importance of developing a resolution plan aligned with management and overseen by the Audit Committee. Since the material weaknesses related to the design of controls related to the review of the accounting treatment of the proceeds from the sale of future royalties as part of our non-routine transactions analysis and design of controls related to the evaluation of certain tax legislation were identified, management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively.

We are actively addressing the material weakness related to the design of controls related to the review of the accounting treatment of the proceeds from the sale of future royalties pursuant to the Ultomiris Royalty Sale Agreement. Activities include the following: (1) continue to implement a more rigorous analysis of non-routine transactions, (2) on highly technical and complex accounting transactions, continue to improve our process to identify and select qualified third-party advisors and (3) continue to enhance our review of capabilities and work performed by third-party advisors specifically related to the review of accounting guidance for complex non-routine transactions.

We are also actively addressing the material weakness related to the design of controls related to the evaluation of certain tax legislation which includes: (1) continue to enhance our review of capabilities and work performed by third-party advisors related to the review of tax advice and (2) continue, on a quarterly basis, to review income tax legislative changes and their impact to our financial statements with our tax expert.

Management is committed to maintaining an effective internal control environment and remediating the identified material weaknesses in a timely manner, with appropriate oversight from our Audit Committee. We recognize that the material weaknesses in our internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. We continue to evaluate and work to improve our internal control over financial reporting related to the identified material weaknesses and management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above. In addition, we report the progress and status of the above remediation efforts to the Audit Committee on a periodic basis.

Changes in Internal Control over Financial Reporting

Other than the remediation actions described above, there were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. Controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation in Internal Control over Financial Reporting

RSM US LLP, our independent registered public accounting firm, has audited our financial statements for the year ended December 31, 2024 and has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, which is included in Item 8 of this Annual Report.

Item 9B. Other Information

During the fiscal quarter ended December 31, 2024, none of our directors or officers (as defined in Section 16 of the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted a code of ethics for directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website at *https://www.xencor.com* under the Corporate Governance section of our Investor Relations page. We will promptly disclose on our website (i) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals that is required to be disclosed pursuant to SEC rules and regulations, the name of such person who is granted the waiver and the date of the waiver.

The other information required by this item and not set forth above will be set forth in our 2025 Annual Meeting of Stockholders (Proxy Statement) to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024 and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

1. *Financial Statements.* We have filed the following documents as part of this Annual Report:

	Page
Report of Independent Registered Public Accounting Firm (RSM US LLP)	76
Consolidated Balance Sheets	80
Consolidated Statements of Income (Loss)	81
Consolidated Statements of Comprehensive Income (Loss)	82
Consolidated Statements of Stockholders' Equity	83
Consolidated Statements of Cash Flows	84
Notes to Consolidated Financial Statements	86

2. *Financial Statement Schedules.* All schedules have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Financial Statements or notes thereto included in Item 8 of this Annual Report.

3. *Exhibits.*

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 11, 2013).
3.2	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's 10-K filed with the SEC on February 27, 2023).
4.1	Form of Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-191689), originally filed with the SEC on October 25, 2013).
4.2	Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the SEC on September 12, 2024).
4.3#	Description of Securities.
10.1*	Form of Indemnity Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-191689), originally filed with the SEC on October 11, 2013).
10.2*	Xencor, Inc. 2010 Equity Incentive Plan, as amended, and Form of Stock Option Grant Notice, Option Agreement and Form of Notice of Exercise (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-191689), originally filed with the SEC on October 11, 2013).
10.3*	Xencor, Inc. 2013 Equity Incentive Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-191689), originally filed with the SEC on October 11, 2013).
10.4*	Xencor, Inc. 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-191689), originally filed with the SEC on October 11, 2013).
10.5*	Xencor, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registrant's Definitive Proxy Statement on Schedule 14A for the 2023 Annual Meeting of Stockholders of the Registrant, filed with the SEC on April 26, 2023).
10.6*#	Form of Option Agreement.
10.7*#	Form of Restricted Stock Unit Agreement.
10.8*	Third Amended and Restated Executive Employment Agreement, dated September 4, 2013, by and between the Company and Dr. Bassil I. Dahiyat (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, as amended (File No. 333-191689), originally filed with the SEC on October 11, 2013).
10.9*	Severance Agreement, dated May 26, 2016 by and between the Company and Bassil Dahiyat (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on August 3, 2016).
10.10*	Severance Agreement, dated May 26, 2016 by and between the Company and John Desjarlais (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed with the SEC on August 3, 2016).

10.11*	Employment Agreement dated August 5, 2019 by and between the Company and Celia Eckert (incorporated by reference to Exhibit 10.33 to the Company's Form 10-K filed with the SEC on February 25, 2020).
10.12*	Executive Employment Agreement Addendum dated November 7, 2023 by and between the Company and Celia Eckert (incorporated by reference in Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on November 8, 2023).
10.13*	Employment Agreement dated April 7, 2023 by and between the Company and Nancy Valente (incorporated by reference in Exhibit 10.3 to the Company's Form 10-Q filed with the SEC on May 9, 2024).
10.14*	Executive Employment Agreement Addendum dated November 7, 2023 by and between the Company and Nancy Valente (incorporated by reference in Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on November 8, 2023).
10.15	Executive Employment Agreement Addendum No. 2 dated June 1, 2024 by and between the Company and Nancy Valente (incorporated by reference in Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on August 5, 2024).
10.16*	Employment Agreement dated March 11, 2024 by and between the Company and Bart Jan Cornelissen (incorporated by reference in Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on May 9, 2024).
10.17	Xencor, Inc. Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.40 to the Company's Form 10-K filed with the SEC on February 27, 2023).
10.18	Lease dated January 1, 2015 by and between the Company and BF Monrovia, LLC (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed with the SEC on January 5, 2015).
10.19	Amendment to Lease dated January 27, 2015 by and between the Company and BF Monrovia, LLC. (incorporated by reference to Exhibit 10.27 to the Company's Form 10-K filed with the SEC on February 20, 2015).
10.20	Second Amendment to Lease, dated July 5, 2017, by and between the Company and 111 Lemon Investors LLC (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed with the SEC on July 10, 2017).
10.21	Third Amendment to Lease, dated April 30, 2020, by and between the Company and 111 Lemon Investors LLC (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on August 5, 2020).
10.22	Fourth Amendment to Lease, dated September 30, 2020, by and between the Company and 111 Lemon Investors LLC (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on November 6, 2020).
10.23	Fifth Amendment to Lease, dated October 31, 2020, by and between the Company and 111 Lemon Investors LLC (incorporated by reference to Exhibit 10.33 to the Company's Form 10-K filed with the SEC on February 23, 2021).
10.24	Sixth Amendment to Lease, dated November 14, 2022, by and between the Company and 111 Lemon Investors LLC (incorporated by reference to Exhibit 10.39 to the Company's Form 10-K filed with the SEC on February 27, 2023).

10.25	Agreement of Lease, dated April 30, 2021, by and between the Company and Angelo Gordon Real Estate, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on August 4, 2021).
10.26	First Amendment to Lease, dated July 13, 2021, by and between the Company and Angelo Gordon Real Estate, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed with the SEC on August 4, 2021).
10.27	Second Amendment to Lease, dated August 2, 2022, by and between the Company and AG-LC 465 North Halstead Owner, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on November 7, 2022).
10.28	Third Amendment to Lease, dated January 26, 2024, by and between the Company and AG-LC 465 North Halstead Owner, L.P. (incorporated by reference in Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on May 9, 2024).
10.29^#	Collaboration and License Agreement, dated June 27, 2010, by and between the Company and MorphoSys AG.
10.30^#	First Amendment to the Collaboration and License Agreement, dated March 23, 2012, by and between the Company and MorphoSys AG.
10.31	Second Amendment to the License Agreement, dated January 8, 2020, by and between the Company and MorphoSys AG (incorporated by reference to Exhibit 10.31 to the Company's Form 10-K filed with the SEC on February 23, 2021).
10.32	Third Amendment to the License Agreement, dated July 13, 2020, by and between the Company and MorphoSys AG (incorporated by reference to Exhibit 10.32 to the Company's Form 10-K filed with the SEC on February 23, 2021).
10.33	Fourth Amendment to the License Agreement by and between the Company and MorphoSys AG (incorporated by reference in Exhibit 10.4 to the Company's Form 10-Q filed with the SEC on May 9, 2024).
10.34^#	Research and License Agreement effective September 15, 2015 between the Company and Amgen Inc.
10.35	First Amendment to the Research and License Agreement, dated November 22, 2019, by and between the Company and Amgen Inc. (incorporated by reference to Exhibit 10.29 to the Company's Form 10-K filed with the SEC on February 23, 2021).
10.36†	Amendment No. 1, dated September 21, 2016, to the Collaboration and License Agreement by and between the Company and Novartis Institutes for BioMedical Research, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on November 2, 2016).
10.37†	Collaboration and License Agreement, dated June 26, 2016, by and between the Company and Novartis Institutes for BioMedical Research, Inc. (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed with the SEC on August 3, 2016).
10.38	Collaboration and License Agreement, dated December 4, 2020, by and between the Company and Janssen Biotech, Inc. (incorporated by reference to Exhibit 10.34 to the Company's Form 10-K filed with the SEC on February 23, 2021).
10.39†	Collaboration and License Agreement, dated October 1, 2021, by and between the Company and Janssen Biotech, Inc. (incorporated by reference to Exhibit 10.39 to the Company's Form 10-K filed with the SEC on February 24, 2022).

10.40	First Amendment to Collaboration and License Agreement, dated January 30, 2023, by and between the Company and Janssen Biotech, Inc. (incorporated by reference in Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on August 3, 2023).
10.41	Option and License Agreement, dated January 28, 2013, by and between the Company and Alexion Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S 1, as amended (File No. 333 191689), originally filed with the SEC on October 11, 2013).
10.42†	First Amendment to Option and License Agreement dated June 14, 2019 by and between the Company and Alexion Pharma Holding (as successor to Alexion Pharmaceuticals, Inc.) (incorporated by reference to Exhibit 10.42 to the Company's Form 10-K filed with the SEC on February 27, 2023).
10.43†	Second Amendment to Option and License Agreement dated November 28, 2022 by and between the Company and Alexion Pharma International Operations Limited (as successor to Alexion Pharmaceuticals, Inc.) (incorporated by reference to Exhibit 10.43 to the Company's Form 10-K filed with the SEC on February 27, 2023).
10.44	Sales Agreement dated February 27, 2023 by and between the Registrant and SVB Securities LLC (incorporated by reference in Exhibit 1.2 to the Company's Form S-3ASR filed with the SEC on February 27, 2023).
10.45^	Amended and Restated Collaboration and License Agreement, executed on November 14, 2023 and effective as of June 1, 2024, by and between the Company and Genentech, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference in Exhibit 10.47 to the Company's Form 10-K filed with the SEC on February 29, 2024).
10.46	Royalty Purchase Agreement, entered into on November 3, 2023, by and between Xencor, Inc. and OCM Life Sciences Portfolio LP (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 7, 2023).
10.47	Royalty Purchase Agreement, entered into on November 3, 2023, by and between Xencor, Inc. and OCM Life Sciences Portfolio LP (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on November 7, 2023).
10.48	Consulting Agreement by and between the Company and John J. Kuch, dated April 19, 2024 (incorporated by reference in Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on August 5, 2024).
19#	Insider Trading Policy.
21.1#	List of Subsidiaries of Xencor, Inc.
23.1#	Consent of Independent Registered Public Accounting Firm (RSM US LLP).
24#	Power of Attorney (included on signature page herein).
31.1#	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
31.2#	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
32.1#**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2#**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Xencor, Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company's Form 10-K filed with the SEC on February 29, 2024).
101.INS	XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Schema Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

#	Filed herewith
†	We have received confidential treatment for certain portions of this agreement, which have been omitted and filed separately with the SEC pursuant to Rule 406 under the Securities Act of 1933, as amended.
^	Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because such information is both (i) not material and (ii) information that the Registrant treats as private or confidential. The Registrant hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.
*	Indicates management contract or compensatory plan.
**	These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xencor, Inc.

Date: February 26, 2025

By: /s/ BASSIL I. DAHIYAT, PH.D.

Bassil I. Dahiyat, Ph.D.
President & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Bassil I. Dahiyat, Ph.D. and Bart Jan Cornelissen, and each of them acting individually, his true and lawful attorney-in-fact, each with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BASSIL I. DAHIYAT, PH.D. Bassil I. Dahiyat, Ph.D.	Director, President & Chief Executive Officer (Principal Executive Officer)	February 26, 2025
/s/ BART JAN CORNELISSEN Bart Jan Cornelissen	Sr. Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2025
/s/ A. BRUCE MONTGOMERY, M.D. A. Bruce Montgomery, M.D.	Director	February 26, 2025
/s/ KURT GUSTAFSON Kurt Gustafson	Director	February 26, 2025
/s/ KEVIN C. GORMAN, PH.D. Kevin C. Gorman, Ph.D.	Director	February 26, 2025
/s/ RICHARD RANIERI Richard Ranieri	Director	February 26, 2025
/s/ ELLEN G. FEIGAL, M.D. Ellen G. Feigal, M.D.	Director	February 26, 2025
/s/ DAGMAR ROSA-BJORKESON Dagmar Rosa-Bjorkeson	Director	February 26, 2025
/s/ BARBARA KLENCKE Barbara Klencke	Director	February 26, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]